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REGISTRANT'S NAME: Severn Trent plc

*CURRENT ADDRESS: 2297 Coventry Rd.
Birmingham B26 3PU
UK

**FORMER NAME

**NEW ADDRESS



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DAT : 7/31/03

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Annual Report and Accounts 2001



the **environment** is our business

Group turnover £m


1,215.3
1,681.6
97
98
99
00
01

Group profit before tax £m
before exceptional items


221.7
97
98
99
00
01

Earnings per share pence
before exceptional items


61.0
97
98
99
00
01

Innovest, the New York based institutional investment research firm, gave **Severn Trent** the only AAA rating awarded in the water, wastewater and solid waste sector. Severn Trent was commended for its commitment to and treatment of the environment as a source of competitive advantage.

Annual Review 2001
You can view and download a copy of the group's Annual Review and Summary Financial Statement on our website at www.severn-trent.com/reports2001 or request a copy free of charge by contacting us using the details on the back cover of this report.

Financial highlights

Dividends per share pence
excluding 1997/98 final dividend enhancement

97	98	99	00	01
36.50	39.76	43.00	45.00	45.00

Turnover by business £m
(% of group total in 2000/01)



1
2
3

1 Water £887.2m 49%
2 Waste £396.0m 22%
3 Services £350.4m 20%
4 Other £162.6m 9%

Number of employees average
(% of group total in 2000/01)



1
2
3

1 Water 4,837 34%
2 Waste 3,358 24%
3 Services 4,686 34%
4 Other 1,176 8%

	2001	2000	% change
Turnover (£m)	**1,682**	1,567	7.3
Profit before interest (pre-goodwill and exceptionals) (£m)	**400**	466	(14.1)
Profit before interest (pre-exceptionals) (£m)	**383**	459	(16.7)
Profit before interest (£m)	**367**	395	(6.9)
Profit before tax (pre-exceptionals) (£m)	**222**	339	(34.5)
Profit before tax (post-exceptionals) (£m)	**206**	274	(24.7)
Earnings per share (pre-exceptionals) (p)	**61.0**	92.8	(34.3)
Earnings per share (post-exceptionals) (p)	**56.5**	73.8	(23.4)
Gearing (%)	**92.4**	76.1	16.3
Final dividend (p)	**28.00**	28.00	–
Interim dividend (p)	**17.00**	17.00	–
Total equity dividends for the year (p)	**45.00**	45.00	–

Exceptional costs comprised restructuring costs of £15.5 million in 2001 and £56.1 million in 2000 and Millennium costs of £8.6 million in 2000.

The past year has advanced our strategy of turning Severn Trent from a UK water utility into an environmental services company with strong prospects for organic growth.

Chairman's statement

Our growth businesses – Biffa and Services
The biggest single event this year has been the acquisition of UK Waste at a price of around £367 million, a figure a little below that which we had anticipated. UK Waste combined with our strong Biffa business gives us a UK market share of about 10%. It brings with it strengths in logistics, in recycling and in the generation of green energy. We are pleased to welcome Robin Tweedale, UK Waste's former Managing Director as Landfill Director, along with Malcolm Saville, HR Director, to the Board of Biffa. They and their colleagues at Biffa are proceeding with the integration of the two businesses.

Most importantly, the combined operation positions the enlarged Biffa to offer a complete system of environmental solutions to customers right across Britain.

Our other growth business, Severn Trent Services, is an international business based in the US. The business has a strong position in environmental laboratories where we are the UK and US market leader. We also have a good range of skills in the areas of operating contracts and purification.

On an annualised basis Biffa and Severn Trent Services between them will now contribute about half the group's turnover, and the two combined raised their profit before interest, goodwill amortisation and exceptional costs by 58% year-on-year. This was with only a half-year contribution from UK Waste, and before the release of substantial synergies.

Our objective is to grow these businesses and improve their margins.

A challenging year for Water
We have spent much of the past year getting to grips with the very tough regulatory regime that the outgoing Water Regulator imposed on the company and on the industry in general.

Severn Trent Water is populated by people who have a reputation for delivering, and the team has knuckled down to the very demanding targets set for them. In particular, we are achieving the operating cost and capital investment parameters that we were set. In certain instances we are slightly ahead of the targets, as we should be under a system of incentive regulation.

However, by far the biggest problem set by the Regulator was his assertion that the cost of capital for the company was 4.75%. Not surprisingly, equity investors and providers of debt capital have decided that they can get higher returns for the same level of risk elsewhere. The consequence has been a fundamental restructuring of the water industry. Some companies, like Thames, have sold out to foreign companies. Other smaller companies have come up with complex schemes that replace equity with mutuality. Others are still for sale. Severn Trent likes to regard itself as a continuing leader in the water industry. We are committed to being an integrated water, waste and environmental services company.

The key issue for the future is that Severn Trent Water has huge capital investment commitments ahead of it, if it is to provide the quality of service to customers that we consider to be essential. These have to be financed and, provided that we are a demonstrably efficient company, which we are, we believe that the Government should encourage the regulator to allow us to make a level of return which investors consider to be attractive. We are energetically addressing these issues with Government, as we must if we are to maintain and develop the right infrastructure for this most fundamental of all industries. There is a real question as to whether a regulatory structure which comes in five year periods can be adapted to serve the needs of a capital intensive





David Arculus Chairman

industry with an average asset life of over 60 years.

Environmental leadership
What binds our three major businesses together is the group's commitment to environmental leadership. Our capabilities are there to help our customers, and particularly our business customers, to solve their own environmental problems. These issues are of increasing importance for business. The environmental future of our planet could and should be right at the top of the agenda for both Government and business, and as business accepts new regulatory commitments, Severn Trent is there to help. Every business needs to have ideals above those of simply making money and our customer service and environmental leadership are the things that bind us as a team of people together. We also aim to have exemplary internal environmental practices and 35% of the company's electricity requirements are generated in-house, using gases from landfill and sewage sludge digestion.

Group results
Turnover rose 7.3% to £1,681.6 million (£1,566.6 million) despite the turnover from our regulated water and sewerage business falling by 9.7% to £887.2 million (£982.1 million). The group turnover figure was boosted by our non-regulated businesses, which rose by 30.2% to £909.0 million (£698.3 million) and contributed 50.6% of our revenues.

Group profit before interest, goodwill amortisation and exceptional costs fell by 14.1% to £400.2 million (£465.8 million). The regulated business actually fell by 22.0% to £330.5 million (£423.5 million) reflecting the tough OFWAT determination. Our non-regulated arm in total increased by 41.8% to £82.8 million (£58.4 million), the performance of Biffa and Services combined being even better with a 58.1% increase to £83.8 million (£53.0 million).

On these results, the Board is recommending a final dividend of 28.0p per ordinary share, bringing the total for the year to an unchanged 45.0p.

Board, management and staff
Robert Walker assumed the responsibilities of Group Chief Executive of Severn Trent with effect from 1 August 2000. Robert has embraced our agendas of customer service and environmental leadership and the need to energetically grow our non-regulated businesses.

The Board was strengthened during the year by the addition of Dr John McAdam as a non-executive director. John is a member of our Remuneration Committee and he also heads up the Paints Division of another substantial British company, ICI.

The most important contributors to Severn Trent's success though must be our staff. Their hard work and commitment has helped us to meet the challenges that have been thrown at us from all sides. Our people are actively involved in our efforts to support the communities in which we operate, and also in our charitable efforts. We concentrate these largely on environmental causes and were involved in the distribution of a total of around £2 million, with causes like WaterAid, The National Forest, our organic farm at Lake Vyrnwy and The Wildlife Trusts, all benefiting substantially from Severn Trent's support. In addition Biffaward, the landfill tax credit scheme managed for us by the Royal Society for Nature Conservation has allocated over £24 million to more than 300 projects since the start of the scheme in 1997.

For the future our focus will be on being a leader of the UK water industry and further growing our already successful growth businesses in Waste and Services.

The acquisition of UK Waste further strengthens our position as a leading player in the UK waste management industry. It allows us to further develop Severn Trent as an environmental services company

transformation

Group Chief Executive's review

Severn Trent is changing fast. After many years as a regulated, UK water utility, we are vigorously building new lines of business and turning ourselves into an environmental services company. With the water business severely constrained by UK regulation, Biffa and our US-based Services business now hold the key to our long-term growth and transformation.

We continue to believe that the integrated, equity-based model is the right one for the water industry and Severn Trent. We believe it makes for greater efficiency and more responsive service. It has also encouraged innovation in the form of new technologies and processes which have transformed customer services and product quality – in turn these have helped us to develop our exportable skills. However, the equity-based model does depend on transparent regulation to be successful – we need a framework that gives investors a stable, long-term vision of the industry's future and an attractive return on their investment. Given these conditions, Severn Trent can meet the needs of its water customers and develop competitive services in its newer, non-regulated markets.

The main priorities for the group are to build on our existing strengths and capabilities and to grow organically, by developing our portfolio of businesses.

This is a real challenge for us, especially following the OFWAT determination in 1999. Customer charges were reduced by almost 12%. As a result, the profits from Severn Trent Water were significantly reduced. Fortunately, our non-regulated businesses have continued to increase in both scale and profitability. In 1999/2000 Biffa, Services and all other non-regulated activities accounted for around 42% of group revenues and employed 60% of our people. These figures, now stand at 51% and 66% respectively.

By 2005 we aim to derive 57% of our group's revenues and 30% of our profit before interest from these non-regulated, growth activities.

Since its acquisition in 1991, Biffa has tripled its revenues and profits, almost entirely through organic growth. The acquisition of UK Waste in September 2000 now provides us with a step-change in scale, creating one of the UK's leading integrated waste management businesses and a major opportunity for further organic growth.

So far, Severn Trent Services has grown mainly through acquisition, by focusing on specific market sectors where we could readily apply the expertise gained in the UK. Our Analytical Services business is now the largest operator in the US and with others like Operating Services and Water Purification Solutions now reaching critical mass, organic growth in these businesses can accelerate.

Severn Trent Water is playing its part too. While management's main focus continues to be on meeting and beating the Regulator's efficiency targets, it is pleasing to report that the company is developing new business opportunities like Severn Trent Searches, Severn Trent Energy and Severn Trent Talks.

So, across the group as a whole, we're looking aggressively for new business opportunities and to realise ambitious growth targets.

Environmental services

Together with Severn Trent Water, all the group's businesses operate

Turnover by business £m


982.1
887.2
291.1
396.0
242.8
350.4
164.4
162.6
00
01
00
01
00
01
00
01
Water
Waste
Services
Other



Robert Walker Group Chief Executive

in what can be broadly defined as the environmental services industry. A few years ago, we added the words "environmental leadership" to the group's corporate identity as part of our effort to drive environmental values deep into our culture and vision for the company.

Increasingly, however, we are convinced that a business case can be made for the group's environmental services' strengths.

In a speech, Lord Sainsbury, UK Minister for Science and Innovation in the last government, stated that the global market for environmental services is currently estimated to be worth $335 billion per annum. The market is predicted to grow to $640 billion within 10 years.

The Severn Trent group is well positioned to make the most of growth in this market. Severn Trent Water is one of the UK's largest water and wastewater companies; Biffa is the largest single supplier of integrated waste management services in the UK; Severn Trent Services leads the US and UK in the provision of analytical laboratory services and its water purification and contract operations businesses are major players in their markets.

The development of a market for environmental services is a huge opportunity for all the businesses in the group. As environmental standards rise and compliance becomes more demanding, organisations in both the public and private sectors are looking to outsourcing to help them meet their environmental obligations. There is much greater awareness of the problems created by climate change and the drive towards sustainable development; and stakeholder demands on companies to become environmentally engaged are increasing all the time.

Of course, new markets take time to develop, but I'm confident that Severn Trent can take advantage of opportunities as they emerge.

Our people

Creating value for shareholders requires a new culture in the group. As well as exploiting our capabilities in the ownership and management of a large asset base, we are sharpening our commercial and entrepreneurial skills in order to sell competitive services to business customers.

I also welcome the 1,400 new staff who have joined us from UK Waste and our other acquisitions and add my thanks to those of the Chairman for the hard work of all our employees.

Our employees have faced a number of difficult challenges over the past year; getting to grips with the tough targets imposed by the OFWAT determination and the challenges posed by integrating many new companies into Severn Trent, both in the UK and the US.

I'm particularly grateful for the dedication and commitment shown by all our employees. I am certain, as we look ahead, that we can all face the future with considerable confidence.

In the following pages I will describe in more detail the activities, achievements and results of businesses within the group.

Our environmental strengths give us a leading position for creating value by solving our customers' environmental problems.

customer focus

Water

Turnover £887.2 million
Profit before interest £330.5 million

Severn Trent Water is our largest operation and one of the UK's leading water and sewerage companies. Serving over eight million people, it supplies nearly two billion litres of high quality drinking water every day through 43,000 km of water mains. It also takes away used water through 53,000 km of sewers, treats it at over 1,000 sewage works and puts it safely back into rivers and streams.

2000/01 performance
In 2000/01, turnover from Severn Trent Water fell 9.7% to £887.2 million (£982.1 million after customer rebates of £18.0 million). The reduction reflected the impact of lower charges to customers following the OFWAT determination for the five year period beginning 1 April 2000.

Profit before interest, and exceptional costs fell 22.0% as a result to £330.5 million (£423.5 million). There were no exceptional costs in the year, whilst in the previous year these totalled £61.1 million, of which £52.5 million were restructuring charges following the OFWAT determination and £8.6 million Year 2000 costs.

Direct operating costs of £356.0 million (excluding depreciation, infrastructure renewals and exceptional costs) were held at last year's level, despite underlying inflation of 2%, increased costs associated with capital schemes and increases in bad debts and business rates. The ability to hold costs was achieved through cost reductions amounting to £26.0 million, equivalent to 7.3% efficiency. The cost savings have involved the loss of 1,070 jobs since November 1999. The business is on track to meet targeted cost savings of £70 million per annum by 2004/05.

Depreciation, including infrastructure renewals expenditure reduced by £3.6 million to £203.2 million.

Beating the regulatory contract
In the first year of the new five year review period, the main priority for Severn Trent Water has been to out-perform the regulatory contract in terms of operating and capital expenditure and the cost of borrowing. We've seen good progress on all counts and I congratulate the whole of the water team for squaring up to the huge challenge presented by the regulatory regime.

At £320 million, the investment programme is on track. This is lower than in previous years partly because a new five-year review period requires a certain amount of time to assess priorities. The main schemes in the year were at Derby sewage treatment works and the Finham sewage treatment works which serves Coventry. A more standardised approach to capital investment has helped to cut costs and contributed to the year's savings.

This was a difficult year operationally. The fuel crisis in the autumn was followed by floods which affected about 70 of our sewage works and pumping stations. Later, an unusually severe frost caused a high level of bursts at the beginning of January and the foot-and-mouth crisis has made it difficult to access land for a whole range of operational and investment activities.

Service and quality
Despite the problems, Severn Trent Water maintained its high level of customer service and achieved record compliance with water quality and other environmental standards. The only slight slippage was in our leakage target. The high level of bursts in January took some time to repair, then in February and March repair teams were unable to gain access to farmland

in some areas as a result of the foot-and-mouth outbreak.

In its drive to cut costs and improve its service, the water business is making increased use of new technology. This year it has consolidated nine control centres into two high-tech Network Management Centres in Leicester and Wolverhampton. A similar rationalisation of customer call centres is also being implemented. The company is also using state of the art geographical information systems (GIS) to create an efficient, e-enabled, 21st century business.

New customers
Beating the regulatory contract by cutting costs is only one aspect of the company's strategy. Drawing on its brand and reputation, Severn Trent Water is also expanding its range of products outside the regulated sector.

Following the Competition Act, Severn Trent Water is seeking new business from commercial and industrial customers outside its region. Recent national accounts include Northern Foods and Center Parcs, where Severn Trent Water offers an integrated service ranging from water supply and wastewater treatment to assistance with biodiversity planning.

New products and services
As well as seeking new customers, the business has established a new division which is developing a range of non-regulated services. Last year we reported on new alliances for the supply of telecommunications, gas and electricity services to Severn Trent customers. These products have developed well. We have also extended our range of insurance products and launched the very successful Severn Trent Searches which provides data about Severn Trent's services to conveyancing solicitors. On the commercial front, our new Water Guardian product audits the use and quality of water at sites supplying food for Marks & Spencer Plc.

Such services – and the list is growing – show Severn Trent using its assets and expertise to offer greater value to its customers. The work goes hand in hand with promoting the brand and making Severn Trent more accessible to its users. Severn Trent Water's new website, for example, has won a number of awards and includes imaginative features such as placing a webcam at reservoirs for the benefit of e-birdwatchers.

Environment and community
The company continues its work of protecting the environment and contributing to local communities. At almost every location, it has worked closely with the local Wildlife Trusts to develop site-specific biodiversity action plans. One result is the welcome return of the otter to some rivers in the Midlands. In 2001, the main environmental effort is the 'Wild, Wet and Wonderful' campaign which focuses on wetland habitats and the wildlife they support.

The conservation theme extends to Severn Trent's work in schools. In the past year, this has included an award scheme to encourage ideas for improving natural habitats and a teaching aid on the water supply system in Victorian Birmingham.

Outlook
Looking ahead, the main issue facing Severn Trent Water is climate change with its threat of more winter rainfall and longer, drier summers. The business is working closely with the regulatory authorities to examine the implications. Water resource planning for the future is critical. The company is seeking to persuade OFWAT and the Environment Agency to support further investment to meet customers' legitimate expectations of services as we move into the 21st century.

Waste

Turnover £396.0 million
Profit before interest* £45.7 million

*and before goodwill amortisation and exceptional costs

Now handling around 10% of the UK's waste, Biffa offers waste services to industry, commerce, retail customers and the health and public sectors. Its three operating divisions cover the spectrum from collection to sorting, recycling, treatment and ultimately disposal of non-hazardous and hazardous waste streams. The company also manages the UK's second largest packaging compliance scheme – Biffpack and has one of the most respected landfill tax credit schemes – Biffaward.

2000/01 performance
Biffa's turnover in 2000/01 rose by 36.0% to £396.0 million (£291.1 million), with only a six month benefit from the acquisition of UK Waste in September 2000. UK turnover rose 42.4% to £353.7 million (£248.3 million), while Belgian turnover fell by 1.2% to £42.3 million (£42.8 million).

Profit before interest, goodwill amortisation and exceptional costs rose 44.6% to £45.7 million (£31.6 million). After goodwill amortisation of £8.7 million (£0.6 million) most of which arose from the acquisition of UK Waste in the year, profit before interest and exceptional costs was £37.0 million (£31.0 million) of which £33.2 million (£23.9 million) was generated in the UK and £3.8 million (£7.1 million) in Belgium.

With one-time restructuring costs following the acquisition of UK Waste amounting to £15.5 million (£nil), total profit before interest was £21.5 million (£31.0 million).

In its six months of ownership, UK Waste has contributed an estimated £13.4 million to Severn Trent's profit before interest, goodwill amortisation and exceptional costs.

UK Waste acquisition
The acquisition of UK Waste in September 2000 strengthens each of Biffa's operations and provides even more opportunities for growth. Following the acquisition, Biffa is now the UK's largest single supplier of integrated waste management services. In a business where transport logistics management is vital, UK Waste adds economies of scale to Biffa's already well managed collection business. It also makes the landfill operation more efficient by adding eight large sites to the portfolio, increasing our landbank and power generation capacity. And importantly, as the EU Landfill Directive seeks to divert waste away from landfill, it brings strong capabilities in recycling and waste treatment. The acquisition also expands Biffa's geographic coverage and contributes new management talent as key UK Waste employees are integrated into the group.

The Biffa team is working energetically to integrate the two businesses. With the physical merger now complete, Biffa is well on course to meet its synergy savings target of £15 million a year.

Collection
Collection turnover in the UK increased by 40.3% to £212.7 million (£151.6 million). More than 10 new major account contracts were secured including Gehe UK plc. Gehe are a market leader in retail and wholesale pharmaceuticals, who appointed Biffa to manage its considerable amounts of general dry waste, specials and the disposal of controlled drugs. Gehe is also a member of the Biffpack packaging compliance scheme.

Success has continued in the Public Sector where contracts have been renewed at Stratford for a further seven years and in Penwith, Cornwall, where Biffa has now managed the contract since 1983. In South Staffordshire a five year contract commenced last September providing household collections to over 42,000 properties. Street sweeping contracts have been secured in Ashford and on the Isle of Wight where we will be sweeping over 500 miles of roads.

Landfill
Landfill turnover in the UK increased by 51.5% to £113.2 million (£74.7 million). Following the acquisition of UK Waste, Biffa's interest in the production of electricity from landfill gas has risen from 25.5 MW to over 70 MW with potential to increase the amount to nearly 90 MW by the end of 2001. Our 38 sites provide 84 million cubic metres of landfill with a further 35 million cubic metres under development.

Special Waste
Special Waste turnover in the UK increased by 26.4% to £27.8 million (£22.0 million). Biffa continues to build its portfolio of integrated waste contracts handling multiple waste streams for customers such as 3M and Texaco. The acquisition of UK Waste enhances our special waste treatment facilities throughout the UK, providing nationwide expansion opportunities. Special waste services are about providing innovative solutions and we continue to pioneer new treatment techniques and recycling developments to deal with hazardous materials. Through Biffa Waste Water a joint venture with Severn Trent Water we manage organic waste streams into eight of Severn Trent Water's sewage treatment works.

Belgium
Turnover in the year amounted to £42.3 million (£42.8 million). After three very strong years, the landfill operation in Belgium saw a drop in revenues as one of its major customers diverted its business to a new landfill of its own. In addition, the big municipal incinerators in Germany have reduced their prices to maintain volumes and have therefore attracted more business from Belgium. The collection and special waste businesses continued to perform satisfactorily.

With the changes in landfill, it is inevitable that profits from Belgium will be lower in the future. Nevertheless, the business continues to make good returns. It is also a useful window onto the Continent where waste legislation and recycling techniques are some way ahead of the UK. Our recycling plant in Antwerp provides expertise in advanced special waste treatments and our collection activity has experience of separation and sortation activities, which we expect to apply in the UK in future years.

Government Waste Strategy
It was also a good year for Island Waste Services, operating the integrated collection, recycling and disposal contract for the Isle of Wight council. With limited landfill on the island, the contract has a strong focus on a combination of recycling, composting and using waste to generate fuel. The proportion of waste diverted from landfill stands at 45% – well ahead of the UK government's target.

Across the UK, Biffa now diverts 700,000 tonnes of waste away from landfill every year. It is now the biggest independent recycler of paper and card in the waste management industry. It also pioneers initiatives in the recycling of glass, wood, construction and demolition waste.

Environment and community
Biffa has an active environmental and community programme. The funding comes mainly from Biffa's landfill tax credits, which are administered by the Royal Society for Nature Conservation under the fund name Biffaward. The scheme distributes in excess of £10 million a year to projects around education, recycling and waste minimisation.

Biffaward has funded a number of research studies into the flows of different resources through the economy, focusing on specific materials, industries or geographical areas. This is of fundamental importance to the cost effective management of resource flows especially at the stage when the resources become 'waste'.

Outlook
Biffa faces the future with a leading position – and probably the lowest costs – in the most attractive waste market in Europe. Unlike most Continental countries, the UK has still to enact much of the waste legislation emanating from the EU – in particular, the requirement to reduce the use of landfill. As the UK government implements its waste strategy, the proportion of waste going to landfill is expected to fall from 85% to around 35% by 2010 with a consequent rise in recovery, recycling, waste treatment and other solutions.

These future trends play directly to Biffa's strengths. In an increasingly complex marketplace, the enlarged Biffa business has the collection volumes to operate efficiently and the treatment and disposal skills to handle the growing range of waste management solutions that are now required. It is well placed for future organic growth.

leadership

Our reputation for environmental leadership offers a long-term, sustainable route to differentiating our business and creating competitive advantage.

Services

Turnover £350.4 million
Profit before interest £38.1 million*

*and before goodwill amortisation

Severn Trent Services is one of the leading environmental services companies in the US. Focusing on commercial, industrial and municipal customers, it offers analytical services, water purification products, operating services, pipeline rehabilitation and repair services, and an international arm serving customers outside the US.

2000/01 performance
The business continued its rapid growth in revenues with turnover rising 44.3% to £350.4 million (£242.8 million). Profit before interest, goodwill amortisation and exceptional costs rose by 78.0% to £38.1 million (£21.4 million), with the most significant growth coming from outside the United Kingdom (principally the US) where profits were up 57.7% to £33.6 million (£21.3 million).

With goodwill amortisation in the year of £8.5 million (£5.7 million) and no exceptional costs (£3.5 million), profit before interest was £29.6 million (£12.2 million).

An integrated business
Following a large number of acquisitions in the 1990s, the team at Severn Trent Services are welding the business into one cohesive whole and shifting the focus to organic growth. This year has seen good progress in introducing new management, cutting costs, integrating products and services, aligning the organisation more closely to the needs of customers and promoting the Severn Trent brand. Instead of offering stand-alone products, the business increasingly presents itself as an integrated provider of environmental solutions.

Analytical Services
Turnover in the year nearly doubled to £155.2 million (£80.0 million).

With four more US acquisitions this year, Analytical Services has coast-to-coast coverage, making it easier to promote the service to large national customers. It already serves 80 of the Fortune 200 companies and a larger, refocused salesforce is working hard to win more.

Building on the quality of its laboratory testing, the analytical business is expanding its service to include the collection and preparation of samples – resulting in more accurate data and better value for customers. It is also developing data delivery systems that give customers faster and easier access to test results via the internet.

Helped by the acquisition of Hyder Laboratories in April 2000, the analytical business has also consolidated its leadership and continued to grow in the UK. We are now the leading analytical services business in the UK.

Water Purification Solutions
It was a difficult year for Water Purification Solutions, mainly because much of its business is with UK water companies and these have been slow to start their new, five-year capital programmes. Nevertheless, it finished the year with a strong order book for 2001/02.

Having so far consisted of a large number of individual companies, the purification business has been re-structured along product lines. Its main divisions are disinfection products (including the innovative Electrochlor technology that allows chlorine to be manufactured at the point of use) and filtration products, including new capabilities in membrane technologies. With a widening spectrum of products, services and technologies in each division, the business is better equipped to provide appropriate solutions to its customers.

Our businesses are meeting the needs of our water customers as well as developing services in their newer, non-regulated markets.

growth

Services continued

Turnover in the year was virtually static at £78.7 million (£78.2 million).

Operating Services
Turnover in the year increased by 37.7% to £116.5 million (£84.6 million).

Severn Trent Environmental Services is a leading US manager of municipal and industrial water and wastewater systems. During the year it completed two more acquisitions to expand its geographic coverage and to strengthen the pipeline operation. Following the introduction of new management in 2000, the business has improved its margins and contract renewal rate.

The business continues to commercialise its innovative, no-moving-parts water meter and a new process that minimises the amount of arsenic that naturally occurs in drinking water. There is large potential demand for both of these products.

Severn Trent Water International (STWI) applies the group's water management expertise around the world. In Western Europe, where water and waste services are opening up to the private sector, STWI has significant operations in Belgium, Portugal and Italy. Of these, Italy currently offers the best prospects for growth. STWI has acquired four water operations companies in Italy and is well placed to expand as the country moves to management through regional water companies. It recently bid for the regional contract at Latina near Rome and awaits the outcome.

STWI is also managing the group's bid for a major water and waste management contract for the Ministry of Defence in the UK. Its consultancy arm, meanwhile, is currently undertaking work in a range of countries but particularly central and Eastern Europe and in Africa.

Outlook
The environmental services market is growing and the business is strongly positioned in its chosen sectors. We expect the acquisitions and restructuring of recent years to begin paying off in a phase of profitable organic growth. Our plans are to expand more into the industrial and international markets that represent enormous growth potential.

Systems

turnover £70.0 million

Severn Trent Systems is a leading provider of software products and consultancy services. Dedicated to helping utility clients achieve higher levels of operational efficiency and customer service, the company's solutions are used by electric, gas, water and telecommunications industries world-wide. In particular, software solutions focus upon two key areas of utility operations, Customer Management and Work Management.

2000/01 performance
Total turnover in the year was £70.0 million (£86.7 million), generating a loss before interest and goodwill amortisation of £5.4 million (£2.5 million).

Strategic review
In line with the strategic review of Severn Trent Systems, the IT Services division has continued its development of systems for other group companies. Notable areas of development are asset management, e-commerce, mobile fieldworking and Intranet.

The strategic review also indicated that the software products division must achieve greater economies of scale and access to wider market opportunities through alliances with other IT vendors.

In the case of Stoner Associates, this has been achieved through its disposal to the Lattice Group shortly after the year-end for US $26 million (£18.2 million).

The Work Management product achieved an exceptionally strong first half-year but suffered a decline in revenues in the final quarter because of economic conditions in the US. However, investment has continued in an innovative product set and strong revenues are forecast for next year. Where possible, these will be enhanced by stronger commercial relationships with systems integrators and other trading partners.

Within the software products division, we have continued to experience problems with CIS Open Vision, our billing and customer information system. The product continues to require significant investment to resolve issues arising from delivery of existing contracts.

Property, Engineering consultancy and Insurance

turnover £92.6 million

Severn Trent Property was originally established to exploit the development potential of land becoming surplus to requirements of Severn Trent Water. However, in recent years it has undertaken a number of projects on sites acquired from third parties primarily for the distribution, retail and industrial sectors. Charles Haswell and Partners is an engineering design consultancy that works for Severn Trent Water and a range of external clients. Derwent Insurance provides insurance cover to Severn Trent group companies.

2000/01 performance
Total turnover from the three businesses in the year was £92.6 million (£77.7 million), generating profit before interest, and exceptional costs of £4.4 million (£7.9 million).

Property
The largest of the Severn Trent Property sites, the 174 hectare site at Daventry, Northants, which includes the International Rail Freight Terminal (DIRFT), enjoyed another strong year. Both the 260,000 sq ft development for Ingram Micro and the new rail linked building for W H Malcolm Limited were completed in June 2000. The construction of a new cold storage facility for Tesco is nearing completion and the construction of a second rail linked distribution building of 300,000 sq ft for Tibbett & Britten Plc, is due for completion in the summer. This will complete the development of DIRFT South.

Severn Trent Property has a 51% interest in Thorpe Park, Leeds, a site on 65 hectares of land adjacent to the A1/M1 link. The site has planning permission for development of a business park providing up to 1.2 million sq ft of office space. The construction of the elongated junction, which will provide the main motorway connection onto Thorpe Park is underway, and is scheduled for completion in spring 2002. Shire Hotels will be opening a four star hotel and conference facility early next year. A 40,000 sq ft office/call centre facility was sold at the end of the financial year to Time Retail Systems whilst contracts have been exchanged with Cable & Wireless Communications for a 22,000 sq ft office building due for completion in September.

At Roway Lane, Oldbury, a former sewage works has been reclaimed and the first plot sold to Bestway Plc for an 85,000 sq ft wholesale cash and carry warehouse. During the year a number of former Severn Trent Water sites have been granted planning permission and development of these is expected to be brought forward over the next 12 months.

Engineering consultancy
Charles Haswell and Partners Limited continues to develop its client base, providing engineering consultancy and project management services. Haswell has long-standing relationships with a number of companies in the water sector, as well as with companies outside the sector, including London Underground, Transco, Railtrack and Associated British Ports. The company has recently secured commissions on a number of prestigious projects including Dublin Port Tunnel and the Channel Tunnel Rail Link, and has expanded its overseas interests to include support to key projects in Singapore and Hong Kong.

Insurance
Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Sustainable development

Severn Trent understands that it has responsibilities to society and will respect these while developing its plans to grow and be successful. To meet these responsibilities the company has set down its values and its vision for the future and developed a code of business principles and conduct. Altogether, the values and vision statements and the code underpin the strategies that guide the company's business activities.

These are expansionary times for Severn Trent. Not only are our individual businesses poised to grow organically, but we have the opportunity to lift the game to a new level by tapping into the market for integrated environmental services. I expect another exciting year.

Our growth businesses, Biffa and Services, increased their profit before interest, goodwill amortisation and exceptional costs by 58% this year to £83.8 million.

Financial review

Results

Group turnover of £1.68 billion (£1.57 billion) was 7.3% up on the previous year. Group profit before interest, goodwill amortisation and exceptional costs was £400.2 million (£465.8 million).

The reduction in profit was primarily the result of the reduction in water charges to customers following the OFWAT Periodic Review in November 1999. There were significant increases in profits from Waste Services and Severn Trent Services. The results are discussed in more detail in the group Chief Executive's review on pages 4 to 11.

After goodwill amortisation of £17.4 million (£6.4 million) and exceptional costs of £15.5 million (£64.7 million), group profit before interest was £367.3 million (£394.7 million). Exceptional costs of £15.5 million in the year related to the restructuring of Biffa Waste Services following the acquisition of UK Waste in September 2000.

Net interest payable by the group was £161.1 million (£120.7 million). The £40.4 million increase in net interest cost reflected the financing costs associated with the acquisition of UK Waste in September 2000 and with the capital investment programme in Severn Trent Water, together with the further increases in the group's net borrowings discussed below. Net interest charges were covered 2.3 times (3.3 times) by profit before interest, 2.4 times before exceptional costs (3.8 times).

Group profit on ordinary activities before taxation was £206.2 million (£274.0 million), £221.7 million (£338.7 million) before exceptional charges.

The group charge for taxation on ordinary activities for the year ended 31 March 2001 was £12.4 million (£22.1 million), an effective tax rate of 6.0% (8.1%). The effective tax rate in 2001/02 is expected to be at a similar level. The effective tax rate has benefited from the utilisation of taxation allowances disclaimed in earlier years.

Profit after tax for the financial year was £193.8 million (£251.9 million), £209.3 million (£316.6 million) before exceptional costs.

Basic earnings per share was 56.5p (73.8p). Before exceptional costs, earnings per share was 61.0p (92.8p).

The proposed dividends for the full year, amounting to 45.00p per share, are covered 1.35 times by profit after taxation on ordinary activities, before the exceptional restructuring costs.

Consolidated net debt at 31 March 2001 was £2,410 million, an increase of £471 million over the previous year-end. With net cash inflow from operating activities of £618 million, the increase in consolidated net debt was primarily the result of £366 million capital expenditure and financial investment, £414 million expended on acquisitions (net of £14 million cash acquired), £154 million equity dividends and net financing costs of £127 million. Net debt at 31 March 2001 represented 92.4% of shareholders funds (76.1%). Net debt at 31 March 2002 is expected to be approximately £2.5 billion, before expenditure on acquisitions.

Treasury management

The group's borrowings at 31 March 2001 included £725.9 million of issued bonds (of which £50.0 million is due in less than one year) and £1,057.6 million of other long term debt (of which £26.1 million is due in less than one year). In addition the group has borrowed £300.0 million on total committed facilities of £1,040 million, leaving £740 million undrawn. A further £443.0 million has been borrowed on uncommitted facilities (including £30.0 million on overdraft). The group had cash and short term deposits at 31 March 2001 of £116.0 million.

Turnover by business £m
(% of group total in 2000/01)


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2
3
1 Water £887.2m 49%
2 Waste £396.0m 22%
3 Services £350.4m 20%
4 Other £162.6m 9%

97	98	99	00	01
1,215.3	1,251.3	1,364.3	1,566.6	1,681.6

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for assured availability.

In June 2000 Severn Trent signed a £1,200 million dual tranche syndicated loan facility and drew down £380 million to finance the acquisition of UK Waste in September 2000. £210 million of this facility was cancelled prior to the year-end.

In September 2000 Severn Trent Plc and Severn Trent Water Limited successfully obtained long and short-term credit ratings from Moody's Investors Services Limited and Standard & Poor's.

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A1	A2
Standard & Poor's	A+	A

In December 2000 the group initiated a Euro 2.5 billion EMTN programme and a Euro 750 million Euro Commercial Paper programme. At 31 March 2001 outstandings under the ECP programme stood at £413.0 million and those under the EMTN programme stood at £134.2 million.

On 23 March 2001 Severn Trent Plc repaid £125 million bonds on which interest was payable at the rate of 11.625% per annum.

The group's policy for the management of interest rate risk requires that not less than 60% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2001 interest rates on 68.5% of the group's borrowings were so fixed, for periods ranging from 1 to 31 years. During the year, the group entered into £480 million of interest rate swaps at fixed rates between 5.25% and 6.45%.

The group's business does not involve material exposure to foreign exchange transactions.

The group has investments in various assets denominated in foreign currencies, principally the US dollar and the Euro. The group's current policy is to hedge an element of the currency translation risk associated with certain US dollar and Euro denominated assets.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities.

Details of the group's borrowings, investments and financial instruments are contained in note 16 to the accounts. The role of the Treasury Committee in implementing the group's treasury policies and the parameters within which they operate are explained on page 19.

Dividends
The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2001 was £154.3 million (£153.7 million). Dividends received or receivable by the company from its subsidiaries comprised £135.5 million from Severn Trent Water (prior year, £145.0 million plus a special dividend of £125.0 million to effect a capital restructuring following the AMP 3 determination), and £12.6 million from non-regulated businesses (£11.6 million). The group also received dividends of £1.0 million from associated undertakings (£1.5 million).

Alan Costin Group Finance Director


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Board of Directors


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1 **David Arculus** MA MSc
Chairman (55)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He is currently the Chairman of IPC Group Ltd. He was Chief Operating Officer of United News and Media Plc from April 1997 until March 1998. Before this he was the Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC and is a non-executive Director of Barclays plc and The Guiton Group Plc.

2 **Robert Walker** MA (56)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Group Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey and Company and most recently PepsiCo Inc. where he was a Division President. Mr Walker is currently a non-executive Director of Wolseley Plc.

3 **Andrew Simon** OBE BSc MBA (56)*
Mr Simon joined the Board in October 1986 and is the senior independent non-executive Director. He was formerly Chairman of the Evode Group Plc and is now a non-executive Director of Associated British Ports Holdings Plc, Hampson Industries Plc and Property Internet plc and is on the Supervisory Board of SGL Carbon AG in Germany and on the Board of Finning International Inc. in Canada. Mr Simon is also Executive Vice-Chairman of Diamant Boart S.A. in Belgium and non-executive Chairman of Zeus Group Ltd.

4 **Alan Costin** FCA (58)
Mr Costin joined the Board as Group Finance Director in May 1992. He is also a Trustee Director of certain of the Severn Trent pension schemes. Mr Costin is a Chartered Accountant with many years' experience and was previously Finance Director of Lex Service Plc.

5 **John McAdam** BSc PhD (53)*
Dr McAdam joined the Board on 18 September 2000. He is a member of the Board of ICI PLC where he is Executive Vice President Coatings and Chief Executive Officer of ICI Paints, and Executive Vice President Research, Development and Technology. He oversees ICI's activities in Asia. He joined ICI in 1997 following the acquisition of the Specialty Chemicals business from Unilever, where he held a number of senior positions in Quest International, Birds Eye Walls Ltd and Unichema International.

6 **Clare Tritton** BA QC (65)*
Mrs Tritton joined the Board in November 1991. She is also a Trustee Director of certain of the Severn Trent pension schemes. Mrs Tritton has wide legal experience with emphasis on European Community Law and particularly on competition law. She served on the Monopolies and Mergers Commission and on FIMBRA until May 1998. Mrs Tritton is Chief Executive of Throckmorton Estates and was, until recently, a non-executive Director of the Birmingham Royal Ballet Trust Company.


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7 **Brian Duckworth** BA FCCA FCIWEM FIWO (52)
Mr Duckworth joined the Board in November 1994. He has been with Severn Trent since 1974 and has worked in various roles. Mr Duckworth was appointed Managing Director of Severn Trent Water Limited on 1 April 1995 and prior to this he was Customer Services Director. He is also Chairman of Severn Trent Water International Ltd and a number of the group's other principal subsidiaries. Mr Duckworth is currently President of the Institution of Water Officers and, until April 2000, he was Chairman of Water UK, the water industry's trade association.

8 **John Banyard** BScEng FEng FICE FCIWEM (56)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Limited with responsibility for asset management. He is also a Director of UK Water Industry Research Limited, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997.

9 **Martin Flower** BA (54)*
Mr Flower joined the Board in June 1996. He is group Chief Executive of Coats plc. During his career at Coats he has been based in different parts of Europe, Asia Pacific and South America. He has a particular interest in and knowledge of European and EU affairs. Mr Flower is also a non-executive Director of William Prym of Stolberg in Germany.

10 **Eric Anstee** FCA (50)*
Mr Anstee joined the Board in July 1999. He became Chief Executive – Financial Services of Old Mutual Group in June 2000, having been Group Finance Director since November 1998. Prior to that, he was Group Finance Director of The Energy Group PLC, which was acquired by Texas Utilities in 1998, and Group Finance Director of Eastern Group plc between 1993 and 1995 on its acquisition by Hanson plc. Before joining Eastern, he was a senior partner with Ernst & Young and a member of the Management Board of the Management Consultancy arm. He is a member of the Accounting Standards Board's Urgent Issues Task Force and a member of the Senate of the Institute of Chartered Accountants in England and Wales.

11 **Derek Osborn** CB (60)*
Mr Osborn joined the Board on 21 September 1998. He is also a non-executive Director of Severn Trent Water Limited and Biffa Plc. Mr Osborn is a leading figure in the environmental world. He was chair of the UK Round Table on Sustainable Development from 1999 to 2000 and remains a member. He has been Chair of UNED Forum since 1996 and of the International Institute for Environment and Development since 1998. He is chair of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. He was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

12 **Martin Bettington** BSc MechEng MBA (48)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

* Non-executive Director

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
A H Simon (Chairman)
T D G Arculus
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
A H Simon
Secretary – P P Davies

Environmental Advisory Committee
F A Osborn (Chairman)
T D G Arculus
M J Bettington
W R Cook
B Duckworth
J W Oatridge
R M Walker
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
R A S Costin
B Duckworth
Secretary – P P Davies

Remuneration Committee
M C Flower (Chairman)
T D G Arculus
Dr J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
A H Simon
Mrs C Tritton
Secretary – P P Davies

Treasury Committee
E E Anstee (Chairman)
T D G Arculus
R A S Costin
M C Flower
T E Jack
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
A H Simon, OBE, BSc, MBA

Group General Counsel and Company Secretary
P P Davies, LL.B. Solicitor

The Directors present their report, together with the audited financial statements of the group for the year ended 31 March 2001.

Principal activities

The principal activities of the group continued to be the supply of water and sewerage services, waste management and the development of utility services. These are described in more detail, together with a review of the group's business and future developments, on pages 6 to 11 which should be read in conjunction with this report.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2001 appear in notes 11 and 24 to the financial statements on pages 43 to 44 and 58 to 59.

Dividend and reserves

Details of dividends paid, payable and proposed are set out in note 7 to the financial statements on page 41. Subject to approval at the Annual General Meeting the recommended final dividend of 28.00p (28.00p) net for each ordinary share will be paid on 1 October 2001 to shareholders on the register at the close of business on 29 June 2001 bringing the total for the year to 45.00p (45.00p). Proposed transfers to reserves are set out in note 19 to the financial statements on page 52.

Share capital

Details of movements in share capital are shown in note 18 to the financial statements on pages 50 and 51.

A special resolution (Resolution 10) will be put to shareholders at the Annual General Meeting which, if passed, will renew the Directors' authority to issue equity securities for cash without first having to offer these securities to existing shareholders, as is required by Section 89 of the Companies Act 1985. The authority allows the Directors to allot equity securities in connection with a rights issue. It also permits the Directors to allot equity securities up to a maximum amount equal to 5% of the issued ordinary shares of the company. For these purposes equity securities are ordinary shares in the company, but they do not include shares which are allotted under employee share schemes. By exempting the company from the requirements of Section 89 of the Companies Act 1985, the Directors will have greater flexibility to raise finance. The authority will be valid until the conclusion of the next Annual General Meeting.

A rights issue would involve the company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares that a shareholder can buy in a rights issue depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue and the resolution will allow the Directors to make alternative arrangements for those shareholders.

Renewal of authority to purchase own shares

A special resolution will be proposed at this year's Annual General Meeting to authorise the Directors to purchase in the market the company's own ordinary shares. The Directors have no present intention that the company should purchase its own ordinary shares. Nevertheless they would wish to be able to act quickly if circumstances arise in which they consider such purchases to be in the interests of shareholders generally. The proposed authority is set out in Resolution 11. The authority will be limited to approximately 10% of the company's issued ordinary share capital as at 31 March 2001. The minimum price per ordinary share payable by the company (exclusive of expenses) will be $65\frac{5}{19}$p, the nominal value of each ordinary share. The maximum to be paid per ordinary share on any exercise of such authority (exclusive of expenses) will be an amount not more than 5% above the average of the middle market quotations for ordinary shares of the company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of each purchase. Purchases will only be made on the London Stock Exchange and only in circumstances where the Board believes that they are in the interests of shareholders generally. Furthermore, purchases of ordinary shares will only be made if the Board believes that they would result in an increase in earnings per share. Any purchases will be financed out of profits available for distribution.

Amendment to Long Term Incentive Plan

Following a review of the remuneration structures within the group that was undertaken earlier this year, the Remuneration Committee concluded that changes should be made to the company's Long Term Incentive Plan (the 'LTIP'). The Committee felt that such changes would ensure the LTIP continued to link rewards to the creation of shareholder value and also that the benefits paid to senior executives remained consistent with competitive practice. An ordinary resolution (Resolution 8) will be proposed at this year's Annual General Meeting to increase the maximum annual allocation of shares that can be made to an individual under the LTIP. Further details of this proposal are contained in the Shareholders' Guidance Notes.

Articles of Association

A special resolution (Resolution 9) will be proposed at this year's Annual General Meeting to amend the Articles of Association of the company. The proposed amendments are to increase the maximum aggregate fees which may be paid to non-executive Directors and to make provision for the use of electronic communications between the company and its shareholders. Further details of the proposed changes may be found in the Shareholders' Guidance Notes.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is group policy to ensure that suppliers know the terms on which payment will take place when business is agreed.

The effect of the group's payment policy is that its trade creditors at the year-end represented some 34 days purchases.

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £284,235 (£243,436). No political donations were made during the year.

Employees

The group employed 14,318 people as at 31 March 2001 (13,637). Of these 4,544 (31.7%) were employed in the regulated water business, 4,074 (28.5%) in the Biffa waste business and 4,565 (31.9%) in Severn Trent Services businesses. More than one third of our employees are now outside the UK, mainly in the USA, Belgium and Italy.

Severn Trent Water has, following the OFWAT Periodic Review, reduced its employee numbers by 1,070. The effect of this reduction has been partly offset by an increase of 300 following the termination of a number of sewerage agency operations contracts, which were previously undertaken by local councils.

Following the acquisition of UK Waste, Biffa is now one of the leading employers in the UK waste industry. The integrated company now has a large pool of talent to meet its customers' requirements and to give many new opportunities to its employees.

The proportions of employees in each of the major business units reflect the increasing diversity of our workforce in line with the continuing growth of the group's international activities.

The major thrust in employee issues in the Severn Trent Services organisation in the US has been to rationalise the payroll and health care arrangements amongst the many individual businesses acquired over the last 12-18 months.

Group companies continue to encourage positive dialogue with and between employees using traditional means such as team briefs, in-house magazines etc., and also increasingly by the use of their own intranets. Internal communications will be further enhanced by the introduction in the summer of 2001 of a group-wide intranet facility.

The company's Code of Business Principles and Conduct was formally endorsed by the Board in December 2000. A summary of these main principles now appears on the group website. (www.severn-trent.com).

To support the practical application of the code, a number of more detailed values and protocols in areas such as people, environment, and health and safety have been developed and are being disseminated to managers and employees. Systems are being developed to monitor our achievement of the criteria set out in the Code.

Group companies continue to maintain good relationships with their recognised trade unions and the directly elected employee representatives.

The second meeting took place in October 2000 of the European Consultative Council, established under a Voluntary Agreement under Article 13 of the European Directive.

There are a number of ongoing mechanisms within the group to ensure that there is an appropriate resource of technically and managerially competent staff available to meet not only the expectations of our current stakeholders, but to also resource our business development strategy.

The Board will ensure that there is an appropriate resource at the highest levels across the group and, to this end, a more formal system is being introduced for succession planning and management development, based on agreed competencies, covering the top 150 managers.

These higher level developments are complemented by the group's continuing commitment to appropriate training, development and education at all levels.

Group companies continue to recognise the external and internal benefits of formal quality accreditation schemes for areas such as people management processes. In the UK this is formalised under the Investors in People scheme which is in place, or being pursued in many parts of the group, including the corporate headquarters.

It has been recognised that the benefit preferences of our employees vary as their lifestyles change and to accommodate this a flexible benefits package has been introduced into a number of pilot areas. It is envisaged that this will be significantly extended over the next 2-3 years.

Significant efforts are made to ensure that group companies not only meet the minimum requirements of local employment legislation in each of the countries in which we have employees but they also seek to operate at best practice levels.

Equal opportunities and disabled persons

Group companies continually review their equal opportunity policies and management practices to ensure they comply with, not only the company's Code of Business Principles and Conduct, but also with the legislative requirements for each of the countries (or States) in which we operate. These will ensure that no current or potential employee is disadvantaged because of colour, ethnic or national origin, gender, religion, marital status, disability, etc.

Procedures are also in place to deal with allegations of potential harassment, bullying etc., along with guidelines for managers and employees.

We continue to be members of the Employers Forum on Disability and fully endorse their Agenda for Customers.

Health and safety

The company continues to pro-actively address the management of health and safety issues across the group. During the year the group Health and Safety Policy was revised and updated incorporating the requirements of the Occupational Health and Safety Management Systems Specification – OHSAS18001. This has provided us with a strong base for continual improvement and has given a clear lead as to how risks should be managed and losses controlled throughout our businesses.

Since its formation 18 months ago, the group Health and Safety Executive Committee has made good progress towards achieving the group's Health and Safety Action Plan Objectives. This year attention has been focused upon ensuring that our group companies have in place the most effective and efficient systems for the management of health and safety issues.

Through these initiatives we have established, and are further developing, a robust approach to the proactive management of health and safety issues across our businesses, designed to achieve the continued reduction of risk, the control of loss and the improvement of health and safety across the group.

Substantial shareholdings

As at 6 June 2001 the company had been notified of the following substantial shareholdings:

	Number of ordinary shares of 65 5/19p each	%
FMR Corporation and Fidelity International Limited	17,216,938	5.02
Legal & General Investment Management Limited	10,376,057	3.03
Putnam Investment Management LLC and The Putnam Advisory Company LLC	10,330,260	3.01

Accounts of Severn Trent Water Limited

Separate accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts is available from the web site of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Research and development

Expenditure on R&D, including fixed assets amounted to £5.7 million (£10.5 million).

Within Severn Trent Water, the R&D strategy has been concentrated on innovation driven by the requirements of new regulatory standards and by higher customer expectations. The process to remove heavy metals from potable water, Sorb33, has been developed further during the year and, while utilities in the USA have delayed investing in this technology due to the change in the US Administration, work to meet EU standards is well on target and should provide significant opportunities for the company. This technology is capable of both scale up and scale down to meet worldwide market requirements.

There is a good understanding of market requirements for differing technologies across the group businesses and recent examples of filtration technology in both water and wastewater applications are demonstrating technological leads. One example is the storm water treatment filter developed by Tetra in the USA, with the first full scale plant being installed at Village Creek.

Membrane technology is becoming increasingly important for industrial and municipal customers. Severn Trent Water are evaluating the operational cost effectiveness of cryptosporidium barrier treatment and are also considering the wider application of this technology.

New regulatory standards are being developed for the disposal of wastewater sludges, and this has necessitated the evaluation of potential technologies to meet these standards.

Research and development continued

The majority of R&D work undertaken within Biffa has been initiated through the mechanism of the Government's Landfill Tax Credit Scheme. Under this scheme, landfill operators have the option to divert up to 20% of total revenues from Landfill Tax charges to designated objectives.

Whilst a proportion of these funds has been targeted at local amenities in areas adjacent to landfill sites, Biffa has committed the highest proportion of all landfill operators to pure and applied research relating to waste management and resource efficiency. In Biffa's case this amounts to around 55% of the current annualised funding flow of £12 million per annum. Since the scheme's inception £25 million has been committed, of which 20% relates to an integrated programme of resource flow studies within designated industry sectors, geographic regions and specific material streams. These programmes are allied to the Government's strategic framework programme targeting the need for improved data availability and collection in the waste sector. Working partnerships have also been developed with leading universities in conjunction with Government funded research programmes – notably Surrey, Nottingham, York, Sheffield, Leeds and Manchester in areas as diverse as packaging design and future trends, collection/logistics software programmes, environmental footprinting on the Isle of Wight, alternative cementacious basal lining systems in landfill sites and aggregates flows in north west England.

Severn Trent Services have a number of current R&D projects.

The new SE700 meter, designed with greater functionality, has gone into production for the US market. Modified versions are now being developed for the UK and European markets.

The new Talisman P2000 reading probe design and evaluation continued and its functionality was extended. Specific versions have been developed for various customers to connect to different handheld computers as well as a stand-alone version that can store up to 4,000 meter readings without the need for a handheld computer. A new generic wall pad has also been developed that enables any water meter to be read by the P2000 or any other reading probe available in the market.

Three versions of a radio system have been developed, each version designed to meet the different regulatory requirements of the UK, European and US markets. The European version is shortly to enter production whilst further design and testing is required for the other two versions.

Corporate governance

The Financial Services Authority Combined Code (the 'Code') Compliance Statement.

The company attaches great significance to the maintenance of good corporate governance procedures, recognising that they play their part in creating a framework which can provide increased benefits for shareholders. The company regards the Code as a valuable development of previous corporate governance arrangements and recommendations which it has embraced in recent years. Throughout the year ended 31 March 2001 the company has been in compliance with the Code provisions set out in Section 1 of the Combined Code on Corporate Governance, with the exception of Mr Costin's service contract, as explained in the Remuneration Report on page 23.

Statements by the Directors covering their responsibilities in relation to the group's system of internal control and the adoption of the going concern basis for the preparation of the financial statements are set out on pages 20 and 22 respectively.

The Board

A list of Directors and their background details appears on pages 14 and 15. The Board currently consists of five executive Directors and seven non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that it regards them as being independent. The Board meets at least 12 times each year and convenes additional meetings to deal with major matters as and when these arise. The Board has established a formal schedule of matters which are specifically reserved to it for decision thereby ensuring that it maintains control over strategies, financial and key operational issues. It has also put in place an organisational structure with clearly defined lines of responsibility and delegations of authority which are reviewed from time to time.

Board committees

The Board has delegated certain powers and duties to the Board committees all of which operate within clearly defined terms of reference and in accordance with the Code, where applicable. All the committees meet regularly throughout the year except for the Nominations Committee which meets when required. The membership of the committees is set out on page 15.

The Nominations Committee makes recommendations to the Board on the appointment to the Board of both executive and non-executive Directors, considers succession planning and related issues.

The Remuneration Committee's principal terms of reference are set out in the Remuneration Report on pages 23 to 25.

The main responsibilities of the Audit Committee are referred to later under 'Internal control'.

Board committees
continued

The Treasury Committee determines matters of Treasury policy and its approval is required for certain treasury transactions. The group's treasury affairs are managed centrally and in accordance with its Treasury Policies and Procedures Manual. Compliance with these policies and procedures is monitored by management, by the group's internal auditors and, to the extent necessary to support their audit report, by the external auditors.

The Environmental Advisory Committee's principal terms of reference are to help to further develop the company's environmental leadership, strategy and objectives. Additional details of the company's environmental objectives may be found on page 21.

The Charitable Contributions Committee meets regularly throughout the year to decide upon donations and support to charities and similar worthy causes.

Finally, the Severn Trent Executive Committee has delegated authority to approve capital and other expenditure within defined limits. Proposals involving major undertakings or matters of strategic significance are subject to the detailed review and approval of the main Board. The Executive Committee is responsible for reviewing the financial and operational performance of all companies within the group and in establishing, or supporting the Board in establishing, policies covering organisational and employment matters.

Directors

Details of current Directors are shown on pages 14 and 15.

Dr J D G McAdam joined the Board as a non-executive Director on 18 September 2000 and, in accordance with the Articles of Association of the company, will retire at this year's Annual General Meeting and offer himself for re-appointment.

Mr J K Banyard, Mr B Duckworth and Mr F A Osborn retire from the Board by rotation in accordance with the Articles of Association of the company and, being eligible, offer themselves for re-appointment. Mr J K Banyard and Mr B Duckworth each have service contracts which provide for not less than 12 months' written notice of termination by the company and not less than 6 months' written notice by the Director expiring at any time. Dr J D G McAdam and Mr F A Osborn, being non-executive Directors, do not have service contracts with the company.

The Directors of the company at 31 March 2001 and their interests in the shares of the company can be found on pages 26 and 27. No Director had an interest in the shares of any subsidiary undertaking. No contract significant to the company's business in which a Director had a material interest was entered into during the year.

Internal control

The Board of Directors has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. There are established procedures for managing the risks facing the group, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

The executive Directors and senior management team of each of the principal subsidiary companies have identified the risks facing their businesses and have made an assessment of the impact of those risks. The controls that are in place to manage each of the more significant risks in each unit have been identified within a comprehensive control framework and an assessment has been made of the effectiveness of these controls.

The directors of each of the principal subsidiary companies regularly consider new risks and threats and control weaknesses that may have become apparent and report on a six monthly frequency to the Group Chief Executive. They also conduct an annual review of the risks facing their businesses and report on this review in one of the six monthly reports.

The Board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The Audit Committee receives reports on a six monthly frequency from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Audit Committee also receives reports from internal audit and from management on specific control issues, agrees audit strategies and reviews reports from management on the financial results of the group. In addition, the external auditors present their audit strategy to the Audit Committee and report on significant control issues upon completion of their audit. The Chairman of the Audit Committee reports to the Board as do the external auditors.

Internal control continued

The Directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2001 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on 'Internal Control Guidance for Directors on the Combined Code'.

A sound system of internal control is designed to manage risks but not necessarily eliminate them and therefore provides reasonable but not absolute assurance against a company failing to meet its business objectives or against material errors, losses or fraud or breaches of laws or regulations.

Environmental leadership and sustainable development

Environmental leadership, alongside quality and service, is a core value of the company. The company's objective is to deliver the environmental services that are required by its customers while maintaining exemplary environmental standards in the conduct of its own operations.

The company is fully committed to sustainable development as a principle which should guide future growth in the economies of the world. It believes that the pursuit of sustainable development will underpin the growth in demand for environmental services on which the strategy of the company is based. The company aims to contribute to all aspects of sustainable development but focuses in particular on the environmental aspects.

The company's environmental policy and its contribution to sustainable development are the responsibility of the Group Chief Executive and are overseen by the Board. To support this process:

- the Board has constituted an Environmental Advisory Committee;
- the company's Environmental Management group, which includes senior representatives from each of the businesses, co-ordinates implementation;
- there is a company-wide environmental management system certified to the international environmental management system standard ISO 14001.

In addition, the company maintains an external Environmental Advisory Panel, chaired by Professor Rod Aspinwall OBE, whose remit is to give independent advice to the Board to help it achieve its strategic commitment to environmental leadership and sustainable development.

The company reports annually and publicly on its environmental performance and contribution to sustainable development; the same report sets out the group's strategy and targets for the future. The most recent edition of this report, 'Stewardship' may be obtained from our website, www.severn-trent.com, or by sending a request for a free copy to the address given on the back cover.

It is part of the company's strategy to play an active part in promoting policies and actions that will contribute to the protection of the environment and to sustainable development. For example, the company is a member of the World Business Council for Sustainable Development and sits on the Leadership Team of Business in the Environment – a UK based, business-led campaign for corporate environmental responsibility. The company engages regularly with representatives of local, regional and national Governments and with non-Governmental organisations on matters concerning environmental protection and sustainable development; the company and its subsidiary businesses also contribute to the discussions of their relevant trade associations. The policies that are advocated in these arenas are described in the 'Stewardship' report.

Environmental taxation

Environmental taxes (e.g. on the use of fossil fuels or on the disposal of waste) may be a means of stimulating the adoption of environmentally-sustainable practices which will foster sustainable development.

The strategy of the group is based on growth in demand for such practices and the UK landfill tax (intended to encourage waste minimisation and recycling) is helping to convert the UK Government's waste strategy into business opportunities for Biffa. In addition, through the operation of Biffaward under the Landfill Tax Credit Scheme, more than £7 million of the tax monies collected by Biffa have been donated to local and national environmental projects.

In common with other businesses, however, we incur the costs of environmental taxes within our own operations. We have since 1994 paid tax in the UK on the landfilling of sludges and other wastes and, as from 1 April 2001, our UK businesses are subject to the climate change levy.

The climate change levy has the potential to increase our costs by approximately £3.7 million per annum (taking account of the reduced national insurance contributions that accompany the levy). Our plans to further improve our energy efficiency and exploit more renewable energy will help to offset the levy but to the extent that it cannot be fully offset, it will constitute an increased cost. In the case of Severn Trent Water, which anticipates an underlying upward trend in energy consumption as a result of new obligations, opportunities to offset the levy are limited. In this respect it remains a disappointment that the UK Government has denied the water sector access to its scheme of 'negotiated agreements' under which the rate of levy may be reduced in return for sector-specific agreements.

Environmental taxation
continued

Similarly, the proposed aggregates levy has the potential to increase Severn Trent Water's capital programme costs by £6.4 million in the first intended year of operation (2002/2003). Where the levy cannot be avoided by the use of alternatives to virgin aggregate, a direct cost to the business will occur.

These considerations illustrate the company's view that environmental taxes can be effective in promoting sustainable development only where the businesses subject to them have opportunities to adopt the environmentally-sustainable alternative practices that such taxes are intended to encourage.

Economic and Monetary Union

Severn Trent started preparations for the introduction of the euro in mid 1997. Our subsidiary and associated companies in the 'first wave' countries were ready for euro trading by 1 January 1999. Some have already switched base accounting currencies whilst the remainder are now well advanced to change prior to 1 January 2002.

Severn Trent Water has developed an internal changeover plan at an early stage to be ready for the significant system changes that would be necessary if the UK enters the EMU. Where appropriate it is now taking advantage of any system changes to introduce euro compliant software. As part of the preparation process, Severn Trent Water is working closely with HM Treasury and contributed directly to the second Outline National Changeover Plan, as well as taking an active leading role in Water UK's EMU group, which is developing a code of practice for the water industry. Severn Trent Water has also joined forces with BT, Centrica and Electricity Association to assess a code of practice for the utilities sector in the UK.

Communications with shareholders and the Annual General Meeting

The company attaches considerable importance to the effectiveness of its communications with shareholders. Prior to the Annual General Meeting private investors are given the opportunity to meet the Board and also to question them during the meeting itself. They are encouraged to participate in the meeting. Photographic displays and literature are available to shareholders at the Annual General Meeting to demonstrate the nature and extent of the group's environmental services. The company also responds to enquiries from shareholders as they arise throughout the year. The company will, on request, provide a summary of the proceedings of the Annual General Meeting. Regular communication is maintained with institutional shareholders and fund managers through meetings and presentations. Such communications are sensitive to the need not to disclose potentially price-sensitive information.

Going concern

Based upon its review of the group's budget for 2001/2002, outline business plans for the next five years and the committed borrowing facilities available to the group, the Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 30 to 57 have been prepared on the going concern basis.

Auditors

A resolution proposing the reappointment of PricewaterhouseCoopers as auditors will be put to the Annual General Meeting.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary

6 June 2001

Remuneration report

The Remuneration Committee ('the Committee') of the Board comprises the following non-executive Directors:

M C Flower (Chairman), T D G Arculus, Mrs C Tritton (to 30 April 2001), J D G McAdam (from 1 January 2001).

The Committee's role is to determine the remuneration policy and levels of pay and employment benefits for the executive Directors of Severn Trent Plc. The Committee does not deal with the fees payable to non-executive Directors, including the Chairman, for which the Board has the sole determination.

The Committee considers that the company has complied with the principles set out in the Financial Services Authority Combined Code ('the Code') concerning the Remuneration Committee's composition and operation.

In carrying out its responsibilities, the Committee receives professional advice from Andersen.

1 Remuneration policy

The policy of the Committee is to determine, and regularly review and update, as appropriate, a framework within which total remuneration packages for executive Directors can be considered. The aims of the policy are to remunerate executive Directors at levels appropriate to the scope and complexity of their roles and having regard to performance as well as recognising the need to be competitive with businesses of similar size, complexity and geographical spread. The company seeks to attract, retain and motivate the highest quality of management for the ongoing efficient running and development of the company, taking into account the interests of shareholders, customers, employees and the local community. In framing its remuneration policy the company has given full consideration to Schedule A of the Code.

2 Service contracts

The service contracts of most of the existing executive Directors have been amended and are now terminable by the company giving not less than 12 months written notice and by the Directors giving not less than six months notice of termination. This is in line with the recommendations of the Code.

In the case of Mr R A S Costin, who is 58, the Committee has decided that he should retain his two-year contract.

In the cases of Directors who previously had written notice periods in excess of 12 months, contractual terms have been put in place which define levels of compensation payments that might be payable in the event of early termination.

It is considered that the current approach is compatible with the need to attract and retain the highest calibre of executive Director. It is envisaged that the approach taken in the case of Mr Walker will be adopted in the case of any new appointments i.e. the contract will give an initial entitlement to a 24 month notice period reducing to 12 months at the end of the first year of service.

Mr Cocker retired from the company on reaching normal retirement age at the end of October 2000. No compensation was due or paid, and it reduced to one the number of existing Directors with 24 month contracts.

Mr Banyard and Mr Duckworth are the subject of re-appointment as executive Directors at the Annual General Meeting and the Committee believes that their extensive knowledge and experience fully justifies the continuation of the amended contractual arrangements which are outlined above.

3 Executive Directors

i Basic salary and benefits

The Committee has received independent advice on the appropriate level of salaries for executive Directors which takes into account the need to attract, retain and motivate executive Directors as well as maintaining the competitive position of the company within the market. The table on page 25 shows the basic fees and salaries of executive Directors for the financial year ended 31 March 2001.

For the financial year beginning 1 April 2001 the Remuneration Committee has given consideration to the level of basic salaries to be paid to executive Directors. The Committee has balanced the need to continue to pay salaries designed to attract, retain and motivate executive Directors with a requirement to be responsible and prudent in the interest of shareholders as well as having regard to the general level of inflation. Having regard to all these factors the company determined that base salaries for executive Directors should generally be increased by 3.0% from 1 April 2001. The Committee recognises that it has a responsibility to shareholders to ensure salary and benefit levels remain competitive for the sectors in which the company operates. To fulfil this obligation further advice was sought from Andersen in the light of the completion of the acquisition of UK Waste, and following appropriate consideration, the level of salary and benefits of the executive Directors affected were reviewed during the year. Notwithstanding this the Committee will ensure that its remuneration levels continue to reflect a prudent and responsible approach to executives' pay.

The principal remuneration benefits for executive Directors include the use of a motor car, fuel, membership of private medical insurance, life assurance and an incapacity benefits scheme.

ii Performance related annual bonus

Executive Directors are awarded annual bonuses to encourage improved performance, as measured by reference to both financial and non-financial factors. Performance targets are established to align Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. Benchmarks to monitor overall performance are established at the beginning of each year under review. Financial performance accounts for half of the bonus potential and the other half is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. The maximum amount payable under the bonus scheme in 2000/2001 was 40% of basic salary. For 2001/2002 the maximum payable is being raised to 50% of basic salary, but the additional 10% payable will only be awarded for superior financial performance. The actual bonuses awarded for the year ended 31 March 2001 are shown in the table on page 25.

iii Long-term incentives

A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting.

Performance is measured by reference to Total Shareholder Return ('TSR') over a three year period compared to the TSR of similar privatised utility companies. The maximum allocation which may be made to an individual Director in any year is such number of shares as have a market value equal to 50% (proposed to change at AGM to 100%) of basic salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with the other companies. An allocation of shares equivalent to 50% of salary was awarded to executive Directors and other senior executives for the performance periods effective from 1 April 1997, 1 April 1998, 1 April 1999 and 1 April 2000. The performance criteria are specific to each of the Awards and changes in the number of comparator companies have been necessary as a result of consolidation and merger activity in the privatised utility sectors. The 1997 Award matured in 2000, the 1998 Award is based on a comparator table of 14 companies, the 1999 and 2000 Awards include 11 comparators. No award is made for comparator performance below the median. Neither the Chairman nor the other non-executive Directors participate in the Long Term Incentive Plan.

The performance period for allocations of shares made in 1998 ended on 31 March 2001. The Remuneration Committee has subsequently determined, based on the company's TSR performance over the three year performance period, that participants are not entitled to any of the shares allocated. The shares in respect of the 1998 Award will, therefore, not be released to executive Directors.

It is intended that the performance for the 2001 LTIP will be measured by reference to a combination of TSR and Economic Profit targets.

iv Pensions

The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme ('the Scheme'). The total number of executive Directors who participate in the Scheme is five.

This Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- a normal retirement age of 60 years;
- an overall pension at normal retirement age of two-thirds of final pensionable salary subject to the completion of 20 years pensionable service;
- life cover of 4 x pensionable earnings;
- pension payable in the event of retirement on grounds of ill health;
- a spouse's pension on death.

As previously reported the bonus element of pensionable earnings is in the process of being phased out.

The company has a future obligation in respect of Mr R A S Costin and Mr R Walker who joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2000/2001: £91,800), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £60,305 for Mr Costin and £120,391 for Mr Walker.

The Committee decided that in cases of executive Directors where the employees' pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of pension cap) the executive Director would only be required to contribute up to the Inland Revenue Limit although their pension would still be based on their actual earnings.

A table detailing the Directors' pension provisions as required by the Code is shown on page 25.

4 Chairman and other non-executive Directors

Mr Arculus became Chairman of the company on 29 July 1998 and he is paid fees of £100,000 per annum. In addition, the company contributes £26,280 per annum to Mr Arculus's private pension arrangements as well as providing a driver's allowance, private health scheme insurance and car provision. Mr Arculus agreed that his fees for 2000/2001 should remain at the 1999/2000 level.

Mr Arculus does not participate in any of the company's pension arrangements, share or bonus scheme, nor does he have the benefit of the provision of fuel for the car.

The other non-executive Directors are paid fees which are reviewed from time to time by the Board. They were last increased in 1995 and are set at £25,000 per annum. In addition non-executive Directors who chair Committees of the Board, or act as a trustee to the company's pension schemes receive an additional fee of £2,500 per annum and the senior independent non-executive Director receives £2,250 per annum. Non-executive Directors who are appointed as non-executive Directors of subsidiary companies receive an additional fee of £10,000 per annum for each such appointment. (Non-executive Directors do not participate in any incentive plan nor is any pension provision made for them except as mentioned above in relation to the Chairman). The non-executive Directors do not have service contracts with any group company.

5 Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees £000	Benefits in kind £000	Annual bonus £000	Other[1] £000	Total 2001 £000	Total 2000 £000
Chairman and other non-executive Directors						
T D G Arculus	100.0	10.0	–	5.2	115.2	112.5
E E Anstee	27.5	–	–	1.8	29.3	18.2
M C Flower	29.5	–	–	–	29.5	27.5
J D G McAdam (from 18.09.00)	13.5	–	–	–	13.5	–
F A Osborn	31.5	–	–	4.8	36.3	32.9
A H Simon	29.8	–	–	0.5	30.3	30.6
C Tritton	27.5	–	–	0.5	28.0	28.2
R M Walker (to 11.07.99)	–	–	–	–	–	7.7
Executive Directors						
J K Banyard	151.6	16.0	59.9	0.4	227.9	185.7
M J Bettington	191.8	14.3	67.4	–	273.5	173.8
V Cocker (to 30.10.00)	174.5	6.5	–	0.2	181.2	341.1
R A S Costin	186.7	21.0	56.0	0.2	263.9	231.0
B Duckworth	202.2	16.2	81.9	0.2	300.5	241.6
R M Walker[2]	297.7	19.1	97.5	0.1	414.4	287.9
Total emoluments	1,463.8	103.1	362.7	13.9	1,943.5	1,718.7

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors.

2 Aggregate emoluments to Mr Walker, as highest paid Director, amounted to £414,400 (2000: aggregate emoluments to Mr V Cocker, as highest paid Director, amounted to £341,100).

3 Not included above for Mr Walker is £25,000 (£17,708) paid to the company by Thomson Travel Group Plc in respect of time spent by Mr Walker in his role as a non-executive Director of that company, which Mr Walker has decided not to receive. Mr Walker ceased to be a non-executive Director of Thomson Travel Group Plc in July 2000, although fees for the full year were paid.

	Increase in accrued pension (excluding inflation) in the year to 31 March 2001[1] £000	Accumulated total accrued pension 31 March 2001 £000	Transfer value of the increase in accrued benefits[2] £000
Directors' pension provisions			
Mr J K Banyard	8.5	103.0	127.1
Mr M J Bettington	12.0	76.7	132.8
Mr R A S Costin	3.9	56.6	55.1
Mr B Duckworth	7.7	107.8	93.0
Mr R M Walker	10.9	17.1	160.1

1 The amount of increase in accrued pension during the year excludes the effects of inflation, measured by reference to the increase in the retail prices index between March 2000 and March 2001.

2 The transfer value of the increase in accrued benefits is calculated in accordance with Actuarial Guidance Note GN11, less a deduction in respect of each member's own pension contributions during the period. It does not represent a sum payable to individual Directors and cannot therefore meaningfully be added to annual remuneration.

3 In addition, the company contributes £26,280 per annum to Mr Arculus's private pension arrangements.

Directors' interests

The Directors of the company at 31 March 2001 and their beneficial interests in the shares of the company were as follows:

i Beneficial holdings

	At 1 April 2000 or subsequent date of appointment		At 31 March 2001		At 6 June 2001	
	Number of ordinary shares of 65$\frac{5}{19}$p each	Number of B shares of 38p each	Number of ordinary shares of 65$\frac{5}{19}$p each	Number of B shares of 38p each	Number of ordinary shares of 65$\frac{5}{19}$p each	Number of B shares of 38p each
Chairman and other non-executive Directors						
T D G Arculus (Chairman)	10,000	–	10,000	–	10,000	–
E E Anstee	–	–	2,000	–	2,000	–
M C Flower	–	–	1,000	–	1,000	–
J D G McAdam	–	–	–	–	–	–
F A Osborn	510	–	510	–	510	–
A H Simon	1,985	–	1,985	–	1,985	–
C Tritton	2,727	–	2,727	–	2,727	–
Executive Directors						
J K Banyard	8,740	118	14,988	–	15,017	–
M J Bettington	6,158	62	9,085	–	9,085	–
R A S Costin	1,249	118	8,244	–	8,244	–
B Duckworth	9,854	62	18,061	–	18,098	–
R M Walker	498	–	569	–	569	–

Messrs Banyard, Bettington, Costin, Duckworth and Walker have further interests in Severn Trent Plc ordinary shares of 65$\frac{5}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'Plan') on 30 July 1998, 30 July 1999 and 10 August 2000. The Plan operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the Plan. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The performance criteria are based on the company's Total Shareholder Return compared to the Total Shareholder Return of a number of other privatised utility companies. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2000				At 31 March 2001	
	Number of ordinary shares of 65$\frac{5}{19}$p each	Awards vested during year	Awards lapsed during year	Awarded during year	Number of ordinary shares of 65$\frac{5}{19}$p each	Gain on vesting (£'000)
J K Banyard	16,681	(4,002)	(1,335)	9,637	20,981	23.4
M J Bettington	20,067	(4,760)	(1,587)	11,518	25,238	27.8
R A S Costin	26,529	(6,924)	(2,308)	13,005	30,302	40.4
B Duckworth	23,827	(5,625)	(1,876)	13,005	29,331	32.8
R M Walker	–	–	–	13,012	13,012	–
Total gains on vesting						124.4

In addition to the above, Mr V Cocker, who resigned on 30 October 2000, received a gain on vesting of £46,735.

No further awards have been made under the Plan as at 6 June 2001.

The performance period for allocations of shares made in 1998 ended on 31 March 2001. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return over the three year performance period, that participants are not entitled to any of the shares allocated. The 1998 contingent allocations of shares are included in the table above.

ii Options over ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Market price at date of exercise (p)	Gain on exercise 2000/2001[2] (£)	Date from which exercisable	Expiry date
Executive share options										
J K Banyard	7,800	–	–	7,800	1993	625	–	–	Dec 1996	Dec 2003
R A S Costin	18,560	–	–	18,560	1993	625	–	–	Dec 1996	Dec 2003
B Duckworth	8,528	–	–	8,528	1993	625	–	–	Dec 1996	Dec 2003
Sharesave options[1]										
J K Banyard	2,078	(2,078)	–	–	1995	415	704	6,005	Apr 2000	Sep 2000
	1,633	–	–	1,633	1997	528	–	–	Apr 2002	Sep 2002
	1,024	–	–	1,024	2000	473	–	–	May 2003	Oct 2003
M J Bettington	2,158	–	–	2,158	1998	799	–	–	Apr 2003	Sep 2003
R A S Costin	1,960	–	–	1,960	1997	528	–	–	Apr 2002	Sep 2002
	819	–	–	819	2000	473	–	–	May 2003	Oct 2003
B Duckworth	2,493	(2,493)	–	–	1995	415	699	7,080	Apr 2000	Sep 2000
	1,306	–	–	1,306	1997	528	–	–	Apr 2002	Sep 2002
	1,228	–	–	1,228	2000	473	–	–	May 2003	Oct 2003
R M Walker	–	–	3,235	3,235	2001	568	–	–	May 2008	Oct 2008

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme.

2 The 'Gain on exercise' column in the table shows the notional gain, before taxation, based on the difference between the exercise price and the mid-market price at the close of business on the date of exercise. It does not indicate that this was the actual gain realised on the sale of shares or that the shares in question have necessarily been sold.

3 Total gains on exercising options in the year noted above totalled £13,085 (2000: £21,076).

4 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2001 there were 123 other executives participating in the group's Share Option Scheme (2000: 120).

5 At the close of business on 30 March 2001 (last business day) the mid-market price of the company's shares was 694.5p (31 March 2000: 565p) and the range during the year was 550p to 802.5p.

Five year summary

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Profit and loss account					
Turnover: group and share of joint ventures	**1,685.9**	1,580.2	1,378.6	1,255.6	1,221.1
Less: share of joint ventures' turnover	**(4.3)**	(13.6)	(14.3)	(4.3)	(5.8
Turnover	**1,681.6**	1,566.6	1,364.3	1,251.3	1,215.3
Profit before interest, goodwill amortisation and exceptional items	**400.2**	465.8	463.0	449.6	443.7
Goodwill amortisation	**(17.4)**	(6.4)	(1.3)	–	–
Profit before interest and exceptional items	**382.8**	459.4	461.7	449.6	443.7
Exceptional items	**(15.5)**	(64.7)	(11.0)	(2.2)	(24.5
Net interest payable	**(161.1)**	(120.7)	(100.3)	(73.4)	(52.7
Profit on ordinary activities before taxation	**206.2**	274.0	350.4	374.0	366.5
Taxation on profit on ordinary activities	**(12.4)**	(22.1)	(46.6)	(49.5)	(49.8
Exceptional taxation – Windfall Tax	**–**	–	–	(309.6)	–
Profit on ordinary activities after taxation	**193.8**	251.9	303.8	14.9	316.7
Equity minority interests	**(0.4)**	–	–	–	–
Dividends	**(154.5)**	(154.0)	(147.0)	(140.0)	(128.5
Retained profit/(loss) for the financial year	**38.9**	97.9	156.8	(125.1)	188.2
Net assets employed					
Fixed assets	**5,304.5**	4,794.6	4,319.2	3,899.7	3,589.9
Net liabilities excluding net debt	**(190.2)**	(212.2)	(351.8)	(488.1)	(289.7
Provisions for liabilities and charges	**(93.7)**	(96.0)	(42.7)	(48.9)	(75.3
	5,020.6	4,486.4	3,924.7	3,362.7	3,224.9
Financed by					
Called up share capital	**223.6**	231.7	231.1	230.3	350.5
Reserves	**2,385.3**	2,315.0	2,214.8	2,050.1	2,179.7
Total shareholders' funds	**2,608.9**	2,546.7	2,445.9	2,280.4	2,530.2
Minority shareholders' interest	**1.2**	0.3	0.3	0.3	0.3
Net debt	**2,410.5**	1,939.4	1,478.5	1,082.0	694.4
	5,020.6	4,486.4	3,924.7	3,362.7	3,224.9
Statistics					
Earnings per share	**56.5p**	73.8p	89.2p	4.3p	87.2p
Earnings per share before exceptional items	**61.0p**	92.8p	92.4p	95.0p	93.9p
Dividends per share	**45.00p**	45.00p	43.00p	39.76p	36.50p
Final dividend enhancement	**–**	–	–	1.36p	–
Gearing	**92.4%**	76.1%	60.4%	47.4%	27.4%
Ordinary share price at 31 March	**694.5p**	565p	840p	1050p	690p
Average number of employees – Water and sewerage	**4,837**	5,144	5,276	5,359	5,743
– Other	**9,220**	7,724	5,819	5,054	4,315

Directors' responsibilities in relation to the financial statements

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for the financial year.

The Directors consider that in preparing the financial statements, the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom Accounting Standards which they consider applicable have been followed, any material departures being disclosed and explained in the financial statements.

The Directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Severn Trent Plc

We have audited the financial statements which comprise the group profit and loss account, the group and company balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes together with the additional disclosures relating to the remuneration of the Directors specified for our review by the Financial Services Authority, which have been prepared under the historical cost convention and the accounting policies set out in note 1 to the financial statements.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, the Group Chief Executive's review, the Financial review and the Directors' report, including the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors
Temple Court, 35 Bull Street, Birmingham B4 6JT

6 June 2001

Group profit and loss account

	Notes	Continuing operations £m	Acquisitions £m	Total 2001 £m	Total continuing 2000 £m
Turnover: group and share of joint ventures		**1,568.1**	**117.8**	**1,685.9**	1,580.2
Less: share of joint ventures' turnover		**(4.3)**	**-**	**(4.3)**	(13.6)
Turnover	2	**1,563.8**	**117.8**	**1,681.6**	1,566.6
Operating costs before goodwill amortisation and exceptional costs		**(1,188.7)**	**(101.5)**	**(1,290.2)**	(1,109.4)
Goodwill amortisation	3	**(8.8)**	**(8.6)**	**(17.4)**	(6.4)
Exceptional restructuring costs	3	**-**	**(15.5)**	**(15.5)**	(56.1)
Exceptional Year 2000 costs	3	**-**	**-**	**-**	(8.6)
Total operating costs	3	**(1,197.5)**	**(125.6)**	**(1,323.1)**	(1,180.5)
Group operating profit/(loss)		**366.3**	**(7.8)**	**358.5**	386.1
Share of operating profit of joint ventures and associates	2	**8.8**	**-**	**8.8**	8.6
Profit before interest, goodwill and exceptional costs	2	**383.9**	**16.3**	**400.2**	465.8
Goodwill amortisation	2	**(8.8)**	**(8.6)**	**(17.4)**	(6.4)
Profit before interest and exceptional costs	2	**375.1**	**7.7**	**382.8**	459.4
Exceptional costs	2	**-**	**(15.5)**	**(15.5)**	(64.7)
Profit/(loss) before interest	2	**375.1**	**(7.8)**	**367.3**	394.7
Net interest payable	5			**(161.1)**	(120.7)
Profit after interest before exceptional costs				**221.7**	338.7
Exceptional costs				**(15.5)**	(64.7)
Profit on ordinary activities before taxation				**206.2**	274.0
Taxation on profit on ordinary activities	6			**(12.4)**	(22.1)
Profit on ordinary activities after taxation				**193.8**	251.9
Equity minority interests				**(0.4)**	–
Profit for the financial year				**193.4**	251.9
Dividends (including non-equity dividends)	7			**(154.5)**	(154.0)
Retained profit for the financial year	19			**38.9**	97.9
Earnings per share (pence)					
Basic	8			**56.5**	73.8
Diluted	8			**56.2**	73.5
Basic before exceptional costs	8			**61.0**	92.8
Diluted before exceptional costs	8			**60.7**	92.3

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial years stated above, and their historical cost equivalents.

Balance sheets

	Notes	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Fixed assets					
Intangible assets – goodwill	9	**461.3**	138.0	**–**	–
Tangible assets	10	**4,815.6**	4,630.9	**7.5**	7.1
Investments in joint ventures					
Share of gross assets		**6.6**	7.3	**–**	–
Share of gross liabilities		**(5.4)**	(6.9)	**–**	–
Loans to joint ventures		**3.8**	4.5	**–**	0.1
		5.0	4.9	**–**	0.1
Investments in associates		**17.2**	16.3	**–**	–
Investments in subsidiaries		**–**	–	**3,039.6**	1,785.6
Other investments		**5.4**	4.5	**3.6**	3.3
Total Investments	11	**27.6**	25.7	**3,043.2**	1,789.0
		5,304.5	4,794.6	**3,050.7**	1,796.1
Current assets					
Stocks	12	**82.6**	77.3	**–**	–
Debtors	13	**414.7**	353.8	**17.5**	151.2
Short-term deposits		**81.0**	35.8	**59.2**	–
Cash at bank and in hand		**35.0**	8.4	**511.1**	291.4
		613.3	475.3	**587.8**	442.6
Creditors: amounts falling due within one year	14	**(1,444.0)**	(1,089.2)	**(922.6)**	(599.6)
Net current liabilities		**(830.7)**	(613.9)	**(334.8)**	(157.0)
Total assets less current liabilities		**4,473.8**	4,180.7	**2,715.9**	1,639.1
Creditors: amounts falling due after more than one year	15	**(1,770.0)**	(1,537.7)	**(75.5)**	–
Provisions for liabilities and charges	17	**(93.7)**	(96.0)	**–**	–
Net assets		**2,610.1**	2,547.0	**2,640.4**	1,639.1
Capital and reserves					
Called up share capital	18	**223.6**	231.7	**223.6**	231.7
Share premium account	19	**20.2**	12.2	**20.2**	12.2
Capital redemption reserve	19	**156.1**	147.0	**156.1**	147.0
Profit and loss account	19	**2,209.0**	2,155.8	**2,240.5**	1,248.2
Total shareholders' funds		**2,608.9**	2,546.7	**2,640.4**	1,639.1
Equity shareholders' funds		**2,608.9**	2,537.6	**2,640.4**	1,630.0
Non-equity shareholders' funds		**–**	9.1	**–**	9.1
Minority shareholders' interest (equity)		**1.2**	0.3	**–**	–
		2,610.1	2,547.0	**2,640.4**	1,639.1

Signed on behalf of the Board who approved the accounts on 6 June 2001.





David Arculus Chairman

Alan Costin Group Finance Director

Group cash flow statement

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
Net cash inflow from operating activities	23a		**617.8**		671.5
Dividends received from associates and joint ventures			**1.0**		1.5
Returns on investments and servicing of finance	23b		**(126.8)**		(94.5)
Taxation			**(6.4)**		(49.3)
Capital expenditure and financial investment	23c		**(365.7)**		(575.5)
Acquisitions	23d		**(427.9)**		(145.1)
Equity dividends paid			**(153.7)**		(247.1)
Net cash outflow before use of liquid resources and financing			**(461.7)**		(438.5)
Management of liquid resources	23e		**(44.9)**		(13.8)
Financing					
Increase in debt		**515.7**		428.0	
Redemption of shares		**(9.1)**		–	
Issue of shares		**6.7**		3.6	
	23f		**513.3**		431.6
Increase/(decrease) in cash			**6.7**		(20.7)

Reconciliation of net cash flow to movement in net debt

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
Increase/(decrease) in cash (as above)		**6.7**		(20.7)	
Cash flow from movement in net debt and financing		**(515.7)**		(428.0)	
Cash flow from movement in liquid resources		**44.9**		13.8	
Change in net debt resulting from cash flows			**(464.1)**		(434.9)
Net cash/(debt) assumed with acquisitions	23d		**13.7**		(14.9)
Rolled up interest on finance leases			**(14.4)**		(11.3)
Rolled up interest on debt			**(0.3)**		(0.2)
Currency translation differences			**(6.0)**		0.4
Increase in net debt			**(471.1)**		(460.9)
Opening net debt			**(1,939.4)**		(1,478.5)
Closing net debt	23g		**(2,410.5)**		(1,939.4)

Statement of total recognised gains and losses

Year ended 31 March 2001

		Group	
		2001	2000
		£m	£m
Profit for the financial year	– group	**191.8**	250.0
	– joint ventures	**0.6**	0.8
	– associates	**1.0**	1.1
Total profit for the financial year		**193.4**	251.9
Currency translation differences		**25.7**	(0.7)
Total recognised gains and losses for the year		**219.1**	251.2

The company had no recognised gains or losses in either year other than the profit for that year.

Reconciliation of movements in shareholders' funds

		Group		Company	
		2001	2000	**2001**	2000
	Notes	**£m**	£m	**£m**	£m
Profit for the financial year		**193.4**	251.9	**1,158.2**	274.0
Dividends (including non-equity dividends)		**(154.5)**	(154.0)	**(154.5)**	(154.0)
		38.9	97.9	**1,003.7**	120.0
Other recognised gains and losses relating to the year		**25.7**	(0.7)	**–**	–
Shares issued	18a	**6.7**	3.6	**6.7**	3.6
Redemption of shares		**(9.1)**	–	**(9.1)**	–
Net addition to shareholders' funds		**62.2**	100.8	**1,001.3**	123.6
Opening shareholders' funds		**2,546.7**	2,445.9	**1,639.1**	1,515.5
Closing shareholders' funds		**2,608.9**	2,546.7	**2,640.4**	1,639.1

1 Accounting policies

a Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable Accounting Standards and, except for the treatment of certain grants and contributions, comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). An explanation of this departure from the requirements of the Act is given in the policy on grants and contributions below.

The accounting standards FRS 17 'Retirement Benefits', FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax' were released in the current financial year. All three standards will first impact the group accounts in the financial year ending 31 March 2002. FRS 17 will require added disclosures only in the next financial year. It is anticipated that FRS 18 will have minimal impact. FRS 19 however will require deferred tax to be fully provided. The impact this standard would have on the group accounts if it had been applied in the current year is disclosed in note 17 to these accounts.

b Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint venture and associated undertakings. The results of subsidiaries, joint ventures and associated undertakings acquired are included from the date of acquisition. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c Turnover

Turnover represents income receivable in the ordinary course of business for services provided.

d Tangible fixed assets and depreciation

Tangible fixed assets comprise:

i Infrastructure assets

Infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sludge pipelines.

Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with the defined standards of service is treated as an addition and included at cost after deducting grants and contributions.

The depreciation charged for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, after taking account of relevant grants and contributions, based on the company's independently certified asset management plan.

ii Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites is amortised over the estimated life of the site, on the basis of the usage of void space. Cost includes the cost of acquiring and developing sites but does not include interest. Each landfill site is divided into a number of operational cells; the depreciation charge is calculated for each individual cell over its estimated life, on the basis of the usage of the void space within the cell concerned.

iii Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated.

Other assets are depreciated over their estimated economic lives, which are principally as follows:

	Years
Buildings	30 – 60
Operational structures	40 – 80
Fixed plant	20 – 40
Vehicles, mobile plant and computers	2 – 15

Assets in the course of construction are not depreciated until commissioned.

e **Leased assets**

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the corresponding capital cost is shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are expensed in the year in which they are incurred.

f **Grants and contributions**

Grants and contributions received in respect of non infrastructure assets are treated as deferred income and are recognised in the profit and loss account over the useful economic life of those assets.

Grants and contributions relating to infrastructure assets have been deducted from the cost of fixed assets. This is not in accordance with Schedule 4 to the Act, which requires assets to be shown at their purchase price or production cost and hence grants and contributions to be presented as deferred income. This departure from the requirements of the Act is, in the opinion of the Directors, necessary to give a true and fair view as, while a provision is made for depreciation of infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this departure is that the cost of fixed assets is £267.6 million lower than it would otherwise have been (2000: £236.1 million).

Those grants and contributions relating solely to maintaining the operating capability of the infrastructure network are taken into account in determining the depreciation charged for infrastructure assets.

g **Investments**

Investments held as fixed assets are stated at cost less amounts written off.

h **Stocks**

Stocks are stated at cost less provisions necessary to account for any damage and obsolescence. Work in progress is valued at the lower of cost and net realisable value. Cost includes labour, materials, transport and an element of overheads. Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Turnover and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

i **Landfill restoration costs**

Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the profit and loss account on the basis of the usage of void space.

j **Environmental control and aftercare costs**

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space.

k **Insurance**

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

l	Pension costs	Costs of defined benefit pension schemes are determined by an independent actuary so as to spread the cost of providing pension benefits over the estimated period of employees' average service lives with the group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.
m	Foreign currency	The trading results of overseas subsidiary and associated undertakings are translated into sterling using average rates of exchange ruling during the year. The net equity interests in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in reserves together with exchange differences on loans between group companies. Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in reserves. All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. In those instances where forward cover has been arranged, the forward rate is used. Any exchange differences so arising are dealt with through the profit and loss account. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the profit and loss account.
n	Research and development	Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. Expenditure on fixed assets relating to research and development projects is written off over the expected useful life of those assets.
o	Deferred taxation	Deferred taxation relating to capital allowances and other timing differences is provided for to the extent it is probable that a liability will crystallise.
p	Goodwill	Goodwill represents the excess of purchase consideration over the fair value of the net assets acquired. Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset in the balance sheet and stated at cost less accumulated amortisation. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at between 5 and 20 years.
q	Euro costs	Costs of preparing systems and other applications for the introduction of the Euro are written off to the profit and loss account as incurred, unless there is a significant enhancement to the system or application, in which case, the costs are capitalised and depreciated in line with the policy stated in d.
r	Derivatives and other financial instruments	The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity. Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

2 Segmental analysis

a Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Group turnover						
Water and sewerage	**887.2**	982.1	**–**	–	**887.2**	982.1
Waste management	**353.7**	248.3	**42.3**	42.8	**396.0**	291.1
Services	**49.1**	52.9	**301.3**	189.9	**350.4**	242.8
Systems	**45.4**	71.2	**24.6**	15.5	**70.0**	86.7
Property, Engineering consultancy and Insurance	**92.6**	77.1	**–**	0.6	**92.6**	77.7
Inter segment trading	**(114.0)**	(113.5)	**(0.6)**	(0.3)	**(114.6)**	(113.8)
	1,314.0	1,318.1	**367.6**	248.5	**1,681.6**	1,566.6
Group profit before interest, goodwill amortisation and exceptional costs						
Water and sewerage	**330.5**	423.5	**–**	–	**330.5**	423.5
Waste management	**41.8**	24.5	**3.9**	7.1	**45.7**	31.6
Services	**4.5**	0.1	**33.6**	21.3	**38.1**	21.4
Systems	**(2.9)**	(2.6)	**(2.5)**	0.1	**(5.4)**	(2.5)
Property, Engineering consultancy and Insurance	**4.4**	7.9	**–**	–	**4.4**	7.9
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**–**	–	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**–**	–	**(12.1)**	(13.6)
	365.2	437.3	**35.0**	28.5	**400.2**	465.8
Goodwill amortisation	**(9.7)**	(1.0)	**(7.7)**	(5.4)	**(17.4)**	(6.4)
Group profit before interest and exceptional costs						
Water and sewerage	**330.5**	423.5	**–**	–	**330.5**	423.5
Waste management	**33.2**	23.9	**3.8**	7.1	**37.0**	31.0
Services	**3.4**	(0.3)	**26.2**	16.0	**29.6**	15.7
Systems	**(2.9)**	(2.6)	**(2.7)**	–	**(5.6)**	(2.6)
Property, Engineering consultancy and Insurance	**4.4**	7.9	**–**	–	**4.4**	7.9
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**–**	–	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**–**	–	**(12.1)**	(13.6)
	355.5	436.3	**27.3**	23.1	**382.8**	459.4
Exceptional costs	**(15.5)**	(62.1)	**–**	(2.6)	**(15.5)**	(64.7)
Group profit before interest						
Water and sewerage	**330.5**	362.4	**–**	–	**330.5**	362.4
Waste management	**17.7**	23.9	**3.8**	7.1	**21.5**	31.0
Services	**3.4**	(1.2)	**26.2**	13.4	**29.6**	12.2
Systems	**(2.9)**	(2.6)	**(2.7)**	–	**(5.6)**	(2.6)
Property, Engineering consultancy and Insurance	**4.4**	7.8	**–**	–	**4.4**	7.8
Unrealised profit on inter segment trading	**(1.0)**	(2.5)	**–**	–	**(1.0)**	(2.5)
Corporate overheads	**(12.1)**	(13.6)	**–**	–	**(12.1)**	(13.6)
	340.0	374.2	**27.3**	20.5	**367.3**	394.7

Turnover by origin and destination does not differ materially.

Water and sewerage turnover in the year ended 31 March 2000 was net of customer rebates of £18.0 million. There were no customer rebates in the year ended 31 March 2001.

2 Segmental analysis continued

b Joint ventures and associates

	United Kingdom		Other – principally USA and Europe		Group	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Share of joint venture's turnover	**3.5**	3.3	**0.8**	10.3	**4.3**	13.6
Share of operating profit of joint ventures and associates:						
Joint ventures	**0.9**	1.0	**–**	0.2	**0.9**	1.2
Associates	**–**	–	**7.9**	7.4	**7.9**	7.4
	0.9	1.0	**7.9**	7.6	**8.8**	8.6

c Acquisitions

The segmental analysis includes the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit/(loss)		
	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**
Waste management	87.3	1.5	**88.8**	(10.0)	0.2	**(9.8)**
Services	9.5	17.6	**27.1**	0.2	1.7	**1.9**
Property	1.9	–	**1.9**	0.1	–	**0.1**
	98.7	19.1	**117.8**	(9.7)	1.9	**(7.8)**

Waste management operating profit in the table above is after charging £15.5 million exceptional restructuring costs and goodwill amortisation of £8.0 million.

Services' and Property's operating profit in the table above is after charging goodwill amortisation of £0.6 million and £nil respectively.

d Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Water and sewerage	**4,272.6**	4,155.4	**–**	–	**4,272.6**	4,155.4
Waste management	**223.2**	157.6	**19.0**	18.0	**242.2**	175.6
Services	**20.3**	19.0	**169.0**	127.7	**189.3**	146.7
Systems	**6.9**	10.7	**12.3**	8.8	**19.2**	19.5
Property, Engineering consultancy and Insurance	**23.3**	28.0	**–**	1.8	**23.3**	29.8
Net operating assets	**4,546.3**	4,370.7	**200.3**	156.3	**4,746.6**	4,527.0
Goodwill:						
Waste management					**299.5**	13.6
Services					**161.1**	123.5
Systems					**0.7**	0.9
Short-term deposits, cash, borrowings, taxation and dividends payable					**(2,597.8)**	(2,118.0)
					2,610.1	2,547.0

3 Operating costs

		Continuing operations 2001 £m	Acquisitions 2001 £m	**Total 2001 £m**	Total continuing 2000 £m
Wages and salaries		331.0	24.0	**355.0**	334.1
Social security costs		29.5	2.1	**31.6**	25.9
Pension costs (note 22)		21.9	1.3	**23.2**	38.9
Total employee costs		382.4	27.4	**409.8**	398.9
Power		40.2	0.6	**40.8**	38.8
Raw materials and consumables		119.4	11.4	**130.8**	100.0
Rates		45.4	1.6	**47.0**	43.3
Service charges		21.6	–	**21.6**	21.1
Agencies		–	–	**–**	15.5
Waste disposal costs		44.6	13.8	**58.4**	43.3
Other operating costs		226.6	40.0	**266.6**	243.2
Depreciation	– on owned assets	197.3	12.6	**209.9**	192.0
	– on assets held under finance leases	3.6	–	**3.6**	8.5
	– on infrastructure assets	53.9	–	**53.9**	51.6
Amortisation	– goodwill	8.8	8.6	**17.4**	6.4
Hired and contracted services		115.7	3.1	**118.8**	103.8
Environmental and landfill restoration costs		6.1	2.1	**8.2**	5.3
Operating lease rentals	– land and buildings	9.2	1.0	**10.2**	7.1
	– other	5.8	0.6	**6.4**	4.5
Hire of plant and machinery		9.3	2.0	**11.3**	9.3
Research and development expenditure		3.4	–	**3.4**	4.1
Auditors' remuneration	– audit work	0.6	–	**0.6**	0.5
	– *non audit work*	0.6	–	**0.6**	0.7
Profit on disposal of fixed assets		(1.1)	0.8	**(0.3)**	(2.5)
		1,293.4	125.6	**1,419.0**	1,295.4
Own work capitalised		(95.9)	–	**(95.9)**	(114.9)
Total operating costs		1,197.5	125.6	**1,323.1**	1,180.5

Exceptional restructuring costs included in the above analysis are as follows:

	2001	2000
Employee costs (including pension costs of £0.1 million, 2000: £18.7 million)	**4.2**	56.0
Other operating costs	**11.3**	0.1
	15.5	56.1

Exceptional restructuring costs in the year ended 31 March 2001 of £15.5 million are included within acquisitions above and relate to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste. Restructuring costs in the year ended 31 March 2000 of £56.1 million substantially related to the costs of restructuring Severn Trent Water following the AMP3 determination and a restructuring of Severn Trent Services.

Exceptional Year 2000 costs included in the above analysis are as follows:

	2001	2000
Hired and contracted services	**–**	2.9
Other operating costs	**–**	5.7
	–	8.6

Exceptional Year 2000 costs in the year ended 31 March 2000 of £8.6 million related to the costs of ensuring that all group computer and operating systems were Millennium compliant.

Included in auditors' remuneration is £52,000 (2000: £52,000) in respect of the audit of the company. In addition to the amounts disclosed above, £2.3 million was paid to the auditors in respect of acquisitions during the year, and have been capitalised as part of the acquisition costs.

Details of Directors' remuneration are set out in the Report of the Remuneration Committee on pages 23 to 27.

4 Employee numbers

Average number of employees during the year (full time equivalent):

	2001 Number	2000 Number
By type of business:		
Water and sewerage	**4,837**	5,144
Waste management	**3,358**	2,723
Services	**4,686**	3,742
Systems	**826**	822
Property, Engineering consultancy, Insurance and Corporate	**350**	437
	14,057	12,868
By geographical location:		
United Kingdom	**9,417**	9,288
Other – principally USA and Europe	**4,640**	3,580
	14,057	12,868

5 Net interest payable

	2001 £m	2000 £m
Interest receivable and similar income	**22.3**	9.6
Interest payable and similar charges:		
Bank loans and overdrafts	**(110.2)**	(64.2)
Other loans	**(38.9)**	(47.5)
Interest on discounted provisions	**(1.7)**	(0.9)
Finance leases	**(26.3)**	(12.1)
Group	**(154.8)**	(115.1)
Share of joint ventures	**(0.3)**	(0.3)
Share of associates	**(6.0)**	(5.3)
	(161.1)	(120.7)

6 Taxation

		2001 £m	2000 £m
UK corporation tax	– current year at 30%	**8.9**	22.4
	– prior year	**0.3**	(3.3)
Double taxation relief		**(0.5)**	(0.9)
Overseas taxation	– current year	**3.0**	3.3
	– prior year	**(0.2)**	–
Share of taxation charges of	– joint ventures	**–**	0.1
	– associates	**0.9**	1.0
Advance corporation tax written off	– prior year	**–**	(0.5)
		12.4	22.1

The corporation tax charge for the year has been reduced by the excess of capital allowances over depreciation.

No provision for deferred taxation is required for the year ended 31 March 2001. If the full potential liability to deferred taxation had been provided on an ongoing basis, there would have been an additional tax charge of £65.1 million (2000: £60.9 million).

At 31 March 2001, the group had tax losses of approximately £50.7 million (2000: £67.0 million) which will be available for offset against future profits.

The comparative figures have been re-stated to take account of computations submitted to the relevant tax authorities.

7 Dividends

	2001		2000	
	Pence per share	**£m**	Pence per share	£m
Interim dividend declared	**17.00**	**58.2**	17.00	58.0
Final dividend proposed	**28.00**	**96.1**	28.00	95.7
	45.00	**154.3**	45.00	153.7
B share interim dividend declared	**1.02**	**0.2**	0.76	0.1
B share final dividend declared	**–**	**–**	0.80	0.2
	1.02	**154.5**	1.56	154.0

8 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of exceptional Year 2000 costs in 2000 and exceptional restructuring costs in both 2000 and 2001. The Directors consider that the supplementary figures provide a useful additional indication of performance.

	2001			2000		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**193.2**	**342.1**	**56.5**	251.5	340.8	73.8
Effect of dilutive securities						
Options	**–**	**1.5**	**(0.3)**	–	1.6	(0.3)
Diluted earnings per share	**193.2**	**343.6**	**56.2**	251.5	342.4	73.5
Supplementary earnings per share						
Basic earnings per share	**193.2**	**342.1**	**56.5**	251.5	340.8	73.8
Effect of:						
Exceptional restructuring costs	**15.5**	**–**	**4.5**	56.1	–	16.5
Exceptional Year 2000 costs	**–**	**–**	**–**	8.6	–	2.5
Basic earnings per share before exceptional costs	**208.7**	**342.1**	**61.0**	316.2	340.8	92.8
Diluted earnings per share	**193.2**	**343.6**	**56.2**	251.5	342.4	73.5
Effect of:						
Exceptional restructuring costs	**15.5**	**–**	**4.5**	56.1	–	16.3
Exceptional Year 2000 costs	**–**	**–**	**–**	8.6	–	2.5
Diluted earnings per share before exceptional costs	**208.7**	**343.6**	**60.7**	316.2	342.4	92.3

9 Goodwill

	2001 £m
Cost	
At 1 April 2000	145.7
Arising on acquisitions in the year (note 20)	322.5
Arising on prior year acquisitions	4.4
Exchange adjustments	14.9
At 31 March 2001	**487.5**
Amortisation	
At 1 April 2000	7.7
Charge for year	17.4
Exchange adjustments	1.1
At 31 March 2001	**26.2**
Net book value	
At 31 March 2001	**461.3**
At 31 March 2000	138.0

10 Tangible assets

	Group				Company
	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Total £m	Total £m
Cost					
At 1 April 2000	1,757.6	2,657.4	2,197.8	6,612.8	9.9
Acquisition of businesses	46.8	–	65.7	112.5	–
Additions	67.1	136.9	173.1	377.1	0.9
Grants and contributions	–	(31.5)	–	(31.5)	–
Disposals	(5.0)	(0.7)	(44.9)	(50.6)	–
Reclassifications and transfers	7.9	7.2	(15.5)	(0.4)	–
Exchange adjustments	3.6	–	10.8	14.4	–
At 31 March 2001	**1,878.0**	**2,769.3**	**2,387.0**	**7,034.3**	**10.8**
Depreciation					
At 1 April 2000	476.2	721.8	783.9	1,981.9	2.8
Charge for year	49.0	53.9	164.5	267.4	0.5
Disposals	(3.0)	(0.7)	(33.9)	(37.6)	–
Reclassifications and transfers	–	–	2.2	2.2	–
Exchange adjustments	0.6	–	4.2	4.8	–
At 31 March 2001	**522.8**	**775.0**	**920.9**	**2,218.7**	**3.3**
Net book value					
At 31 March 2001	**1,355.2**	**1,994.3**	**1,466.1**	**4,815.6**	**7.5**
At 31 March 2000	1,281.4	1,935.6	1,413.9	4,630.9	7.1

i Included in tangible fixed assets are assets held under finance leases as follows:

	2001 £m	2000 £m
Cost	**443.9**	278.5
Accumulated depreciation	**(50.6)**	(47.0)
Net book value	**393.3**	231.5

10 Tangible assets continued

ii Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view as set out in note 1f.

iii The net book value of land and buildings is analysed as follows:

	2001 £m	2000 £m
Freehold	**1,255.2**	1,225.3
Long leasehold	**70.2**	54.9
Short leasehold	**29.8**	1.2
	1,355.2	1,281.4

iv The net book value of land and buildings includes £125.9 million (2000: £94.2 million) in respect of landfill sites.

v Included in the above are the following tangible fixed assets not subject to depreciation:

	2001 £m	2000 £m
Land	**23.4**	26.0
Assets in the course of construction	**224.2**	320.9
	247.6	346.9

vi At 31 March 2001, the company's tangible fixed assets comprised freehold land and buildings with a net book value of £6.8 million (2000: £6.9 million) and plant and equipment with a net book value of £0.7 million (2000: £0.2 million).

11 Investments

	Group			
		2001 £m		2000 £m
Investments in joint ventures:				
Share of gross assets	**6.6**		7.3	
Share of gross liabilities	**(5.4)**		(6.9)	
Loans	**3.8**		4.5	
		5.0		4.9
Investments in associates:				
Share of net assets	**14.9**		14.5	
Loans	**2.3**		1.8	
		17.2		16.3
Other investments		**1.8**		1.5
Own shares		**3.6**		3.0
		27.6		25.7

	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Own shares £m	Total £m
Group					
At 1 April 2000	4.9	16.3	1.5	3.0	25.7
Loans advanced	1.8	0.5	–	–	2.3
Additions	–	–	0.3	1.5	1.8
Loans repaid	(2.5)	–	–	–	(2.5)
Share of profits	0.6	1.0	–	–	1.6
Dividends receivable	–	(1.2)	–	–	(1.2)
Currency translation differences	–	0.6	–	–	0.6
Other movements	0.2	–	–	(0.9)	(0.7)
At 31 March 2001	**5.0**	**17.2**	**1.8**	**3.6**	**27.6**

11 Investments continued

Interests in joint ventures and associates at 31 March 2001 comprised the group's share of net assets less provisions, of £16.1 million (2000: £14.9 million) and loans of £6.1 million (2000: £6.3 million). The group's share of the post acquisition accumulated profits of joint ventures at 31 March 2001 was £1.0 million (2000: £0.4 million). The group's share of the post acquisition accumulated losses of associates at 31 March 2001 was £0.8 million (2000: £1.8 million). Particulars of the group's principal joint venture and associated undertakings at 31 March 2001 are:

			Issued share capital		
	Nature of business	Percentage of share capital held	A ordinary shares of £1	B ordinary shares of £1	Other classes of shares
Biogeneration Limited	Power Generation	50%	500#	500	–
GMI Rovinian Limited	Property Development	50%	25,000	25,000#	–
Capital Controls India Private Limited	Chlorination Equipment	50%	–	–	75,000 equity shares at Rs10/share
Aquafin NV	Sewerage Undertaking	20%	–	–	800,000 shares at 10,000 BEF/share
Indaqua Industria e Gestao de Aguas	Water Undertaking	30%	–	–	100,000 shares at 1,000 Escudos/share
Cognica Limited	Asset Management	50%	100,000#	100,000	–

Held by the group

The country of incorporation, registration and main operation is Great Britain with the exceptions of Capital Controls India (India), Aquafin (Belgium) and Indaqua (Portugal).

The group financial statements incorporate a trading period for Aquafin and Indaqua of 12 months to their accounting reference date of 31 December 2000.

Interests in own shares represent Ordinary Shares of 65 5/19p each held in trust for certain senior employees under the Long Term Incentive Plan. The main features of the Plan are set out in the Remuneration Committee Report on page 24. At 31 March 2001, the trust held 401,262 shares (2000: 320,905 shares). The market value of these shares was £2.8 million (2000: £1.8 million). The costs of acquiring the shares are charged to the profit and loss account over the three year period for which the performance criteria are measured.

Details of the principal operating subsidiaries by type of business are set out in note 24. A complete list of subsidiary undertakings is available on request to the company.

	Subsidiary undertakings		Joint ventures	Other investments	Own shares	Total
	Shares £m	Loans £m	Loans £m	£m	£m	£m
Company						
At 1 April 2000	1,234.5	551.1	0.1	0.3	3.0	1,789.0
Additions/loans advanced	496.7	1,970.9	–	–	1.5	2,469.1
Loans repaid	–	(193.0)	–	–	–	(193.0)
Disposals/provisions	(1,020.6)	–	(0.1)	(0.3)	(0.9)	(1,021.9)
At 31 March 2001	**710.6**	**2,329.0**	**–**	**–**	**3.6**	**3,043.2**

12 Stocks

	Group	
	2001 **£m**	2000 £m
Stocks and work in progress	**59.3**	25.4
Development land and properties	**23.3**	51.9
	82.6	77.3

The replacement value of stocks and work in progress is not materially different from their book value.

13 Debtors

	Group		Company	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Trade debtors	**249.1**	203.8	**–**	–
Amounts owed by group undertakings	**–**	–	**7.9**	145.4
Amounts owed by associated undertakings	**–**	0.1	**–**	–
Corporation tax recoverable	**1.7**	1.3	**0.8**	–
Other debtors	**35.4**	19.0	**8.0**	5.1
Prepaid pension contributions	**1.0**	1.0	**0.4**	0.4
Prepayments and accrued income	**127.5**	128.6	**0.4**	0.3
	414.7	353.8	**17.5**	151.2

Group debtors include £11.5 million (2000: £12.2 million) which falls due after more than one year.

14 Creditors: amounts falling due within one year

	Group		Company	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Bank overdrafts	**30.0**	21.0	**29.8**	27.3
Bank loans	**724.2**	308.2	**709.6**	270.7
Other loans	**61.5**	178.5	**–**	125.0
Obligations under finance leases	**3.4**	0.9	**–**	–
Borrowings (note 16)	**819.1**	508.6	**739.4**	423.0
Trade creditors	**60.4**	58.7	**0.2**	0.2
Other creditors	**36.9**	35.2	**13.0**	12.8
Taxation and social security	**31.3**	18.6	**–**	–
Corporation tax payable	**34.7**	26.2	**–**	–
Dividends payable	**154.3**	153.7	**154.3**	153.7
Accruals and deferred income	**307.3**	288.2	**15.7**	9.9
	1,444.0	1,089.2	**922.6**	599.6

15 Creditors: amounts falling due after more than one year

	Group		Company	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Bank loans	**570.9**	585.3	**69.2**	–
Other loans	**677.8**	603.4	**–**	–
Obligations under finance leases	**458.7**	286.3	**–**	–
Borrowings (note 16)	**1,707.4**	1,475.0	**69.2**	–
Deferred income	**51.3**	54.4	**–**	–
Other creditors	**11.3**	8.3	**6.3**	–
	1,770.0	1,537.7	**75.5**	–

16 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the Treasury management section of the Financial Review on page 13.

a Borrowings analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

Currency	**2001 Total £m**	Floating interest rate £m	Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	**2,495.7**	767.1	1,728.6	6.36	11.71
Belgian Franc	**1.0**	–	1.0	6.27	0.44
Euro	**29.8**	29.8	–		
Total borrowings at 31 March 2001	**2,526.5**	**796.9**	**1,729.6**		
Total borrowings at 31 March 2000	1,983.6	761.9	1,221.7		

Floating rate borrowings bear interest based on LIBOR.

b Investments in interest bearing assets

Currency	**2001 £m**	2000 £m
Sterling deposits	**73.4**	28.1
Belgian Franc deposits	**7.6**	7.7
Total	**81.0**	35.8

Investments in interest bearing assets comprise short term deposits placed on money markets with a maturity date not exceeding one year, and certificates of deposit.

c Monetary assets and liabilities by currency, excluding the functional currency

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	U S Dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation					
Sterling	–	3.8	(29.6)	1.7	**(24.1)**
Belgian Franc	0.2	–	–	–	**0.2**
Dollar	0.4	–	–	–	**0.4**
Total	**0.6**	**3.8**	**(29.6)**	**1.7**	**(23.5)**

Net currency gains arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US Dollar and Belgian Franc functional currency financial statements into Sterling are recognised in the statement of total recognised gains and losses.

16 Financial instruments
continued

d Borrowings analysed by maturity date

	Overdrafts £m	Loans: Repayable by instalments any of which are payable after five years £m	Loans: Other repayment terms £m	Finance leases £m	2001 Total £m	2000 Total £m
Group						
Borrowings due within one year (note 14)	**30.0**	**0.2**	**785.5**	**3.4**	**819.1**	508.6
Borrowings due after one year:						
Between one and two years	**-**	**0.1**	**131.5**	**2.8**	**134.4**	16.1
Between two and five years	**-**	**0.3**	**297.9**	**12.9**	**311.1**	270.1
After more than five years	**-**	**2.2**	**816.7**	**443.0**	**1,261.9**	1,188.8
Total borrowings due after one year (note 15)	**-**	**2.6**	**1,246.1**	**458.7**	**1,707.4**	1,475.0
	30.0	**2.8**	**2,031.6**	**462.1**	**2,526.5**	1,983.6

Loans repayable partly or wholly after five years comprise:

	Rate of interest %	2001 £m	2000 £m
European Investment Bank loans – 2006-2009	5.3-6.5	**225.0**	325.7
Sterling bond (STWUF*) – 2024	6.1	**298.0**	297.9
Sterling bond (STWUF*) – 2029	6.3	**293.7**	293.5
Local authority loans – 2026-2035	6.0-14.4	**-**	11.8
Other loans	3.0-7.0	**2.8**	0.1
		819.5	929.0

* Severn Trent Water Utilities Finance Plc

Company

The company has loans and overdrafts totalling £808.6 million (2000: £423.0 million) which are repayable within five years.

e Borrowings facilities

The group has the following undrawn committed borrowing facilities available at 31 March 2001

	2001 £m	2000 £m
Expiring within one year	**90.0**	84.3
Expiring in more than one but not more than two years	**50.0**	28.1
Expiring after two years	**600.0**	147.0
	740.0	259.4

16 Financial instruments continued

f Fair values of financial instruments

Financial instruments by category: Asset/(liability)	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	**81.0**	**81.0**	35.8	35.8
Cash at bank and in hand	**35.0**	**35.0**	8.4	8.4
Borrowings falling due within one year	**(819.1)**	**(819.1)**	(508.6)	(508.8)
Borrowings falling due after more than one year	**(1,707.4)**	**(1,636.7)**	(1,475.0)	(1,451.1)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**–**	**(27.3)**	–	23.5
Currency swaps	**–**	**(1.2)**	–	(13.6)
Other long-term assets/(liabilities)				
Interest in own shares	**3.6**	**2.8**	3.0	1.8
Other fixed asset investments	**1.8**	**1.8**	1.5	1.5
B Shares	**–**	**–**	(9.1)	(7.7)

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

Short-term debtors and creditors have been excluded from the above analysis.

g Unrecognised gains and losses on hedges at 31 March 2001

	Gains £m	Losses £m	**Total net gains/ (losses) £m**
Unrecognised gains and losses on hedges at 1 April 2000	26.0	(16.1)	**9.9**
Arising in previous years that were recognised in the year	–	–	**–**
Arising before 1 April 2000 that were not recognised in the financial year	26.0	(16.1)	**9.9**
Unrecognised gains and losses arising during the financial year	(7.3)	(31.1)	**(38.4)**
Unrecognised gains and losses on hedges at 31 March 2001	18.7	(47.2)	**(28.5)**
Expected to be recognised			
In one year or less	–	–	**–**
In later years	18.7	(47.2)	**(28.5)**

The instruments used for hedging group exposures to movements in interest rates and exchanges rates are explained in the Financial Review on page 13. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

17 Provisions for liabilities and charges

a Provisions comprise:

	Balance at 1 April 2000 £m	Acquired with subsidiaries £m	Charged to profit & loss account £m	Exchange adjustments £m	Utilised £m	**Balance at 31 March 2001 £m**
Environmental and landfill restoration	28.3	26.4	8.2	0.2	(5.5)	**57.6**
Restructuring	46.3	–	0.9	0.2	(38.1)	**9.3**
Insurance	13.5	–	7.5	–	(5.7)	**15.3**
Onerous contracts	7.3	6.5	(2.7)	–	–	**11.1**
Other	0.6	–	–	–	(0.2)	**0.4**
	96.0	32.9	13.9	0.4	(49.5)	**93.7**

As more fully explained in notes 1 i and j, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for a considerable period thereafter. Discounting is applied. Included in the £8.2 million charge against profit in the current year is £1.7 million interest resulting from the use of discounting.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are estimated to occur within two years of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 1k. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous contract provision relates to onerous contractual liabilities assumed with businesses acquired. The associated outflows are estimated to crystalise over the relevant contract periods of up to six years from the balance sheet date.

b In accordance with the group's accounting policy there is no requirement for a provision for deferred taxation at 31 March 2001. This is because, in the opinion of the Directors, the likelihood of a deferred tax liability crystallising in the foreseeable future is remote.

The group's full potential deferred taxation liability, calculated under the liability method at a tax rate of 30% (2000: 30%), is:

	2001 £m	2000 £m
Capital allowances	**750.0**	685.3
Other timing differences	**(35.3)**	(36.1)
Available tax losses	**(15.2)**	(20.1)
	699.5	629.1

Comparative figures have been restated to take account of computations submitted to relevant tax authorities.

17 Provisions for liabilities and charges continued

The accounting standard FRS 19, requiring full provision for deferred tax, will be adopted by the group in the year ended 31 March 2002. It is intended that, where material, the group will adopt a policy of discounting. If FRS 19 had been adopted for the year ended 31 March 2001, the tax charge would have been increased by £52.6 million, and a deferred tax liability of £324.1 million would have been reflected in the balance sheet as follows:

	2001 £m
Origination and reversal of timing differences	**65.1**
Increase in discount	**(12.5)**
Total deferred tax charge	**52.6**

The provision for deferred tax would be disclosed as follows:

	2001 £m	2000 £m
Accelerated capital allowances	**750.0**	685.3
Tax losses/other reliefs carried forward	**(50.5)**	(56.2)
Undiscounted provision for deferred tax	**699.5**	629.1
Discount	**(375.4)**	(362.9)
Discounted provision for deferred tax	**324.1**	266.2
Provision at start of period	**266.2**	
Deferred tax charge for period (above)	**52.6**	
Movements arising on acquisition of businesses	**5.3**	
Provision at end of period	**324.1**	

18 Called up share capital

	2001 £m	2000 £m
Authorised:		
520,175,751 Ordinary Shares of 65⁵⁄₁₉p	**339.5**	339.5
356,623,364 B Shares of 38p (non-equity)	**–**	135.5
Total Authorised Share Capital	**339.5**	475.0
Issued and fully paid:		
342,647,070 (2000: 341,122,304) Ordinary Shares of 65⁵⁄₁₉p	**223.6**	222.6
Nil (2000: 23,845,584) B Shares of 38p (non-equity)	**–**	9.1
Total Issued and Fully Paid Share Capital	**223.6**	231.7

a Shares issued during the year

1,461,219 Ordinary Shares of 65⁵⁄₁₉p were issued at 550p, 600p, 673p, 528p, 415p, 675p, 585p, 680p, 613p, 721p, 738p, 775p, 795p, 708p, 697p or 683p under the group's Employee Sharesave Scheme and 63,547 Ordinary Shares of 65⁵⁄₁₉p were issued at 497p or 625p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £9.0 million.

b B Shares

Following a resolution passed by shareholders at last year's AGM, the High Court confirmed the cancellation of the B shares on 1 November 2000. The B shares were redeemed at par.

18 Called up share capital continued

c Employee share schemes

i The Severn Trent Share Schemes (Profit Sharing Scheme)

The issued and paid up share capital of the company includes 653,868 Ordinary Shares of 65⁵⁄₁₉p (2000: 584,014) issued under the Severn Trent Share Schemes. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

ii Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the Board may grant those employees who have entered into an Inland Revenue approved Save as You Earn (SAYE) contract for a period of three, five or seven years, the right to purchase Ordinary Shares in the company.

Options outstanding at 31 March 2001 were as follows:

Date of grant	Normal date of exercise	Option price	Number of shares 2001	2000
January 1993	2000	360p	–	292,497
January 1994	2001	482p	**153,371**	177,062
January 1995	2002	415p	**197,754**	1,016,541
January 1996	2001 or 2003	535p	**522,873**	607,980
January 1997	2002 or 2004	528p	**560,609**	939,276
January 1998	2001, 2003 or 2005	799p	**384,225**	532,486
January 1999	2002, 2004 or 2006	831p	**278,646**	457,079
January 2000	2003, 2005 or 2007	473p	**2,903,541**	3,281,473
January 2001	2004, 2006 or 2008	568p	**1,191,917**	–

iii Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the Board has granted Directors and other executives options to purchase Ordinary Shares in the company. Options outstanding under this scheme at 31 March 2001 were as follows:

Date of grant	Number	Normal date of exercise of option holders	Option price	Number of shares 2001	2000
March 1993	7	1996-2003	497p	**32,186**	53,631
December 1993	34	1996-2003	625p	**154,303**	216,672
June 1998	57	2001-2008	1005p	**111,518**	111,518
June 1999	58	2002-2009	934p	**79,168**	79,168
June 2000	32	2003-2010	688p	**78,891**	–

iv Unapproved Share Option Scheme

The Board has granted executives options to purchase Ordinary Shares in the company under an unapproved Share Option scheme. Options outstanding under this scheme at 31 March 2001 were as follows:

Date of grant	Number	Normal date of exercise of option holders	Option price	Number of shares 2001	2000
June 1998	23	2001-2008	1005p	**43,717**	43,717
June 1999	70	2002-2009	934p	**168,906**	168,906
June 2000	78	2003-2010	688p	**286,305**	–

19 Reserves

	Share premium account £m	Capital redemption reserve £m	Profit & loss account £m
Group			
At 1 April 2000	12.2	147.0	2,155.8
Retained profit for the year	–	–	38.9
Shares issued	5.7	–	–
Repurchase of B shares	–	9.1	(9.1)
Adjustment for shares issued under Quest scheme	2.3	–	(2.3)
Currency translation differences	–	–	25.7
At 31 March 2001	**20.2**	**156.1**	**2,209.0**

	Share premium account £m	Capital redemption reserve £m	Profit & loss account £m
Company			
At 1 April 2000	12.2	147.0	1,248.2
Retained profit for the year	–	–	1,003.7
Shares issued	5.7	–	–
Repurchase of B shares	–	9.1	(9.1)
Adjustment for shares issued under Quest scheme	2.3	–	(2.3)
At 31 March 2001	**20.2**	**156.1**	**2,240.5**

The profit attributable to shareholders, dealt with in the accounts of the company was £1,158.2 million (2000: £274.0 million). £1,001.2 million of the company's retained profit in the current year arose as a result of a group restructuring exercise, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit and loss account is presented for the company.

At 31 March 2001 cumulative goodwill written off against group reserves amounted to £290.1 million (2000: £290.1 million).

20 Acquisitions

During the year, the group acquired interests in the following businesses:

Name of business	Date of acquisition
Waste management:	
Garwig et Cie Charleroi SA	1 July 2000
UK Waste	22 September 2000
Services:	
Hyder Laboratories Ltd	1 April 2000
Hydra-Stop Inc	31 May 2000
Vermont Pipeline Services Inc	1 August 2000
QED Environmental Inc	27 September 2000
On-Site Environmental Laboratories Inc	1 October 2000
Universal Aqua Technologies Inc	6 December 2001
Environmental Sampling Supply Inc	2 January 2001
Chromolab Inc	3 January 2001
Property:	
Abbcott Properties Ltd	22 March 2001

All acquisitions were accounted for using the acquisition method.

From the dates of acquisition to 31 March 2001 the acquisitions contributed £117.8 million to turnover (UK Waste £87.3 million) and a loss before interest of £7.8 million (UK Waste loss before interest £10.0 million), after charging exceptional restructuring costs of £15.5 million (all of which relate to UK Waste) and goodwill amortisation of £8.6 million (UK Waste £7.9 million). As a result of the integration of the acquisitions with the group's existing businesses, it has not been possible to separately identify their cash flows.

In its last financial year to 31 December 1999, UK Waste made a profit after tax and minority interests of £1.5 million. For the period since that date to the date of acquisition, UK Waste's management accounts show:

	£m
Turnover	133.2
Operating profit	13.9
Profit before taxation	7.4
Taxation and minority interests	(19.4)
Loss for the financial period	(12.0)

There were no other recognised gains or losses in the period.

None of these other businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

a Acquisition of UK Waste

The net assets acquired and the provisional fair value adjustments were as follows:

	Book value £m	Revaluations £m	Accounting policy harmonisation £m	Other adjustments £m	Provisional fair value total £m
UK Waste					
Tangible fixed assets	128.5	(1.0)	(23.8)	–	103.7
Stocks	0.7	–	–	–	0.7
Debtors due within one year	44.2	–	–	(1.6)	42.6
Cash at bank and in hand	16.1	–	–	–	16.1
Creditors due within one year	(37.5)	–	–	(2.6)	(40.1)
Loans and finance leases	(2.1)	–	–	–	(2.1)
Provisions for liabilities and charges	(26.6)	–	(3.9)	(1.7)	(32.2)
	123.3	**(1.0)**	**(27.7)**	**(5.9)**	**88.7**
Consideration – cash paid					**372.7**
– expenses paid					**5.2**
– deferred					**2.6**
Goodwill					**291.8**

20 Acquisitions continued

The £23.8 million accounting policy harmonisation in respect of tangible fixed assets relates to the alignment of the useful lives of those assets with group policy.

The £3.9 million accounting policy harmonisation is the net effect of an adjustment in respect of provisions for liabilities and charges of £14.9 million relating to the alignment of environmental and landfill provisions with group policy and an £11.0 million adjustment to align the treatment of deferred taxation with group policy.

The £2.6 million movement in other adjustments in respect of creditors, includes £2.2 million of dilapidations reserves, in respect of leasehold properties acquired.

The £1.7 million movement in other adjustments, is in respect of provisions for onerous contractual liabilities, the quantum of which has been reassessed to reflect the commercial obligation at the date of acquisition.

b Other acquisitions

The net assets acquired and the provisional fair value adjustments of other acquisitions were as follows:

	Book value £m	Revaluations £m	Accounting policy harmonisation £m	Other adjustments £m	Provisional fair value total £m
Tangible fixed assets	8.4	0.4	–	–	8.8
Stocks	5.0	1.4	0.4	–	6.8
Debtors due within one year	5.2	–	–	–	5.2
Cash at bank and in hand	1.1	–	–	–	1.1
Creditors due within one year	(5.0)	–	(0.7)	–	(5.7)
Loans and finance leases	(1.4)	–	–	–	(1.4)
Provisions for liabilities and charges	–	–	(0.7)	–	(0.7)
	13.3	**1.8**	**(1.0)**	–	**14.1**
Consideration – paid					**40.6**
Consideration – deferred					**2.0**
– expenses paid					**1.7**
– expenses deferred					**0.5**
Goodwill					**30.7**

The £1.4 million revaluation adjustment in respect of stocks relates to a revaluation of land held for development.

All fair value adjustments in respect of current year acquisitions in the tables above will be reviewed during 2001/2002. Any revision will be accounted for as adjustments to goodwill.

The total consideration for acquisitions noted above was £425.3 million generating goodwill of £322.5 million.

The finalisation of provisional fair values on acquisitions made in the financial year to 31 March 2000 has resulted in additional goodwill of £3.0 million. A further £1.4 million of goodwill on prior year acquisitions has resulted from additional consideration which had not been accrued.

21 Commitments and *contingent liabilities*

a Investment expenditure commitments

	2001 £m	2000 £m
Contracted for but not provided in the financial statements	**127.5**	146.6

In addition to these commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

b *Operating lease commitments*

The group is committed to making the following payments during the next year in respect of operating leases which expire as follows:

	2001		2000	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Within one year	**1.1**	**2.5**	1.2	1.7
Between one and five years	**3.5**	**0.3**	2.9	1.6
After five years	**1.6**	**-**	2.2	–
	6.2	**2.8**	6.3	3.3

c Group undertakings have entered into bonds in the normal course of business. The company has entered into guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

d The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each other's overdrawn balances to the extent of their credit balances. Credit balances can be offset against overdrawn balances of participating companies.

22 Pensions and retirement benefits

The principal pension schemes operated by the group in the UK are the Severn Trent Water Pension Scheme (STWPS) and the Severn Trent Mirror Image Scheme (STMIS). These defined benefit schemes are fully funded to cover future salary and pension increases and their assets are held in a separate fund administered by the trustees. In addition, there is a defined benefit scheme for senior staff and defined contribution schemes operated by certain overseas subsidiary undertakings. The pension charge for the year ended 31 March 2001 was £23.2 million (2000: £38.9 million). This includes £0.1 million in relation to the exceptional restructuring charge (2000: £18.7 million), see note 3.

STWPS

An actuarial valuation of STWPS was carried out at 31 March 1998 by an independent professionally qualified actuary using the projected unit method. The principal assumptions used were as follows:

	Per annum
Investment return	7.5%
Salary increases	5.0%
Pension increases	3.5%
Inflation	3.5%
Dividend growth	4.0%

The actuarial value of the scheme's assets was £528.0 million, which exceeded by 4% the actuarial value of the benefits accrued to members, after allowing for future increases in earnings.

The surplus is being spread over the estimated remaining period of employees' average service lives with the group on the basis of a constant percentage of payroll. The market value of the scheme's assets at the date of valuation was £699.6 million.

The employer's contribution rate to STWPS was increased from 1 April 1999 to 12.36%, 10.3% or 6.18% of pensionable pay (previously 11.88%, 9.9% or 5.94%) of STWPS members. Employees' contributions continue at the rate of 6%, 5% or 3% of pensionable pay.

22 Pensions and retirement benefits continued

STMIS

The most recent valuation of STMIS was carried out at 31 March 2000 by an independent professionally qualified actuary using the attained age method, which is considered the most appropriate method of valuation for a scheme which is closed to new members. The principal assumptions used were:

	Per annum
Investment return	4.5%
Salary increases	4.0%
Pension increases	2.5%
Inflation	2.5%

The market value of the scheme's assets was £102.1 million, which exceeded by 22%, the actuarial value of benefits accrued to members, after allowing for future increases in earnings.

The surplus is being spread over the estimated remaining period of employees' average service lives with the group on the basis of a constant percentage of payroll.

Following the valuation, there is to be an employer's contribution holiday to STMIS beginning on 1st April 2001 (previous rates of 1.08% or 0.9% of pensionable pay of STMIS members). Employees' contributions are to continue at the rate of 6% or 5% respectively.

23 Cash flow statement

a Reconciliation of profit before interest to operating cash flows

	2001 £m	2000 £m
Profit before interest	**367.3**	394.7
Share of operating profit of associates and joint ventures	**(8.8)**	(8.6)
Depreciation charge	**267.4**	252.1
Amortisation of goodwill	**17.4**	6.4
Profit on sale of tangible fixed assets	**(0.3)**	(2.5)
Deferred income received	**1.0**	0.8
Deferred income written back	**(2.9)**	(4.6)
Provisions for liabilities and charges	**12.2**	67.8
Utilisation of provisions for liabilities and charges	**(49.5)**	(26.2)
Decrease in stocks	**3.7**	12.5
Decrease/(increase) in debtors	**4.6**	(27.1)
Increase in creditors	**5.7**	6.2
Net cash inflow from operating activities	**617.8**	671.5

The utilisation of provisions for liabilities and charges includes £38.1 million in respect of exceptional restructuring provisions charged to the profit and loss account in the year ended 31 March 2000.

b Returns on investments and servicing of finance

	2001 £m	2000 £m
Interest received	**22.5**	5.8
Interest paid	**(137.2)**	(99.2)
Non-equity dividend paid	**(0.2)**	(0.3)
Interest element of finance lease rental payments	**(11.9)**	(0.8)
Net cash outflow for returns on investments and servicing of finance	**(126.8)**	(94.5)

c Capital expenditure and financial investment

	2001 £m	2000 £m
Purchase of tangible fixed assets	**(409.1)**	(616.1)
Grants received	**31.7**	31.6
Sale of tangible fixed assets	**13.3**	11.3
Loans advanced to associates and joint ventures	**(2.3)**	(1.4)
Loans repaid by associates and joint ventures	**2.5**	0.5
Investment in other fixed asset investments	**(0.3)**	(0.3)
Investment in own shares	**(1.5)**	(1.1)
Net cash outflow for capital expenditure and financial investment	**(365.7)**	(575.5)

23 Cash flow statement continued

d Acquisitions

	Book and provisional fair value of assets acquired 2001 £m	2000 £m
Acquisitions		
Tangible fixed assets	**112.5**	75.8
Current assets	**55.3**	43.2
Liabilities	**(78.7)**	(39.1)
Provisional fair value of net assets acquired (excluding net borrowings)	**89.1**	79.9
Goodwill – capitalised	**322.5**	86.1
Consideration for businesses acquired	**411.6**	166.0
Net cash/(debt) of businesses acquired	**13.7**	(14.9)
Net consideration	**425.3**	151.1
Satisfied by:		
Cash consideration relating to current year acquisitions	**(420.2)**	(141.8)
Deferred consideration relating to current year acquisitions	**(5.1)**	(9.3)
	(425.3)	(151.1)
Cash consideration – as above	**(420.2)**	(141.8)
Cash consideration relating to previous years' acquisitions	**(1.4)**	–
Cash settlement of opening accrued consideration	**(6.3)**	(3.3)
	(427.9)	(145.1)

Acquisitions have not materially impacted on the group's operating cash flow for the year, with the exception of UK Waste. As described in note 20, as a result of the integration of the acquisitions with the group's *existing businesses, it has not been possible to separately identify their cashflows.*

e Liquid resources comprise short-term deposits, certificates of deposit and other investments with a maturity date of less than one year.

f Financing

	2001 £m	2000 £m
Loans advanced	**863.3**	611.8
Repayments of amounts borrowed	**(507.7)**	(175.3)
New finance lease funding	**168.6**	–
Finance lease capital repaid	**(8.5)**	(8.5)
Increase in debt	**515.7**	428.0
Repurchase of shares	**(9.1)**	–
Receipts from shares issued net of expenses	**6.7**	3.6
Net cash inflow from financing	**513.3**	431.6

g Analysis of changes in net debt

	At 31 March 2000 £m	Cash flow £m	Acquisitions £m	Other non cash changes £m	Exchange movement £m	At 31 March 2001 £m
Cash at bank and in hand	8.4	9.3	17.2	–	0.1	**35.0**
Overdrafts (note 14)	(21.0)	(2.6)	–	–	(6.4)	**(30.0)**
	(12.6)	6.7	17.2	–	(6.3)	**5.0**
Debt due within one year (note 14)	(486.7)	(296.0)	(3.0)	–	–	**(785.7)**
Debt due after one year (note 15)	(1,188.7)	(59.7)	–	(0.3)	–	**(1,248.7)**
Finance leases (note 14 and 15)	(287.2)	(160.0)	(0.5)	(14.4)	–	**(462.1)**
	(1,962.6)	(515.7)	(3.5)	(14.7)	–	**(2,496.5)**
Short-term deposits	35.8	44.9	–	–	0.3	**81.0**
Total	(1,939.4)	(464.1)	13.7	(14.7)	(6.0)	**(2,410.5)**

24 Principal subsidiary undertakings and their Directors

Held directly by the company.

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated and all shareholdings are in ordinary shares.

All subsidiary undertakings have been included in the consolidation.

Water and sewerage
Severn Trent Water Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
Directors
R M Walker
B Duckworth
T D G Arculus
J H Bailey
J K Banyard
I Elliott
J A Hill
G P Noone
F A Osborn
M R Wilson

Waste management
Biffa Plc #
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker
M J Bettington
D A Brown
M C Flower
N H Manning
F A Osborn
R B Tate
R E Tweedale

Biffa Waste Services Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington
D A Brown
R A S Costin
B J Griffiths
P T Jones
N H Manning
M L Saville
R B Tate
R E Tweedale

UK Waste Management Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington
D A Brown
R E Tweedale

Biffa Waste Management Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington
D A Brown
R E Tweedale

Biffa Waste Services SA
Mechelsesteenweg 642,
B-1800
Vilvoorde
Belgium
Telephone 003 22251 0198
(Incorporated and operational in Belgium)
Directors
M J Bettington
D A Brown
P Canivet
K Smits
W Tytgat

Services
Severn Trent Services Inc.
Suite 300
580 Virginia Drive
Ft Washington
Pennsylvania 19034 2707
USA
Telephone 001 215 283 3450
(Incorporated and operational in the United States of America)
Directors
R M Walker
W R Cook
R Brydon Jannetta
D L Chester
L F Graziano
P K Tandon
J K Banyard
H L Fleming

Severn Trent (Del) Inc.
300 Delaure Avenue
Suite 1704
Wilmington
Delaware 19801 1612
USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
W R Cook
P P Davies
K J Kelly
J R Whalen (Jr)

Severn Trent Water International Limited
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth
J A Hill
A Edees
B M Horner
A Norman
A E Roe
R M Walker
W G Weatherdon

Severn Trent Water International (Overseas Holdings) Limited
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
Directors
R A S Costin
J A Hill

Severn Trent Environmental Services Inc.
Park 10
16337 Park Row
Houston
Texas 77084
USA
Telephone 001 281 578 4277
(Incorporated and operational in the United States of America)
Directors
W R Cook
I S Burrowes
D L Chester
L F Graziano
J A Graziose (Jr)
K J Kelly

Severn Trent Services Limited #
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
Directors
R M Walker
R K Peace

Capital Controls Limited #
Park Lane
Minworth
Sutton Coldfield
West Midlands, B76 9BL
Telephone 0121 313 2300
Directors
R K Peace
R A Henton

Capital Controls Company Inc.
3000 Advance Lane
Colmar
Pennsylvania 18915
USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)
Directors
W R Cook
D L Chester
H L Fleming
K J Kelly

24 Principal subsidiary undertakings and their Directors continued

Services continued

Excel Technologies International Corp.
1110 Industrial Blvd
Sugarland
Texas 77478
USA
Telephone 001 281 240 6770
(Incorporated and operational in the United States of America)
Directors
W R Cook
D L Chester
H L Fleming
K J Kelly

Fusion Meters Limited #
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield, S41 9PZ
Telephone 01246 456658
Directors
G G Archibald
R K Peace

Severn Trent Laboratories Limited #
STL Business Centre
Torrington Avenue
Coventry, CV4 9GU
Telephone 024 764 21213
Directors
R Brydon Jannetta
R K Peace

Severn Trent Laboratories Inc.
Suite 300
580 Virginia Drive
Ft Washington
Pennsylvania 19034 2707
USA
Telephone 001 215 283 3450
(Incorporated and operational in the United States of America)
Directors
W R Cook
R Brydon Jannetta
D L Chester
K J Kelly

Systems

Severn Trent Systems Limited #
2800 The Crescent
Birmingham Business Park
Birmingham B37 7YL
Telephone 0121 717 7755
Directors
R M Walker
M Lily
I P Clark

Computer Systems and Applications Inc.
(Trading as Severn Trent Systems)
Two Chasewood Park
20405 State Highway 249
Suite 600
Houston
Texas 77070, USA
Telephone 001 713 320 7100
(Incorporated and operational in the United States of America)
Directors
W R Cook
M Lily
I P Clark
K J Kelly

Property

Severn Trent Property Limited #
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
G P F Inge
P A Ludlow
R A S Costin
P P Davies
J S R Haynes
V J O'Connell

Daventry International Rail Freight Terminal Limited
(85% owned)
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
P A Ludlow
J S R Haynes
J Jones
M J Roper

Engineering Consultancy and Insurance

Charles Haswell and Partners Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 717 7744
(Engineering design consultants)
Directors
D J Pickett
I Elliott
D R Gutteridge
P T Simpson
M R Wilson

Derwent Insurance Limited
PO Box 34
Albert House
South Esplanade
St Peter Port
Guernsey, GY1 4AU
Telephone 01481 715300
(Insurance company – incorporated and operational in Guernsey)
Directors
G M de Cruz
J E Langlois
J C Mann
M R Miles
P K Tandon

Others

Severn Trent Water Services Plc #
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker
B Duckworth
P P Davies
M R Wilson

Severn Trent Overseas Holdings Limited #
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 6000
(Holding company)
Directors
R A S Costin
P P Davies

Severn Trent Utility Services Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Utility services company)
Directors
B Duckworth
R T Bell
J N Myers

Severn Trent Retail Services Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Retail services company)
Directors
J H Bailey
D P Sherwood

Shareholder information

Shares held by category of shareholder % of total shareholder


1
2

1 Individual and joint accounts 92.5%
2 Others* 7.5%

Shares held by category of shareholder % of total shares


1
2

1 individual and joint accounts 13.3%
2 Others* 86.7%

*Others e.g insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies.

Shareholdings

Analysis of shareholdings at 31 March 2001

Shareholdings	Number of shareholders	Percentage of total shareholders %	Number of ordinary shares million	Percentage of ordinary shares %
1–499	59,908	60.4%	11.8	3.4%
500–999	23,421	23.6%	16.1	4.7%
1,000–4,999	14,475	14.6%	22.1	6.4%
5,000–9,999	431	0.4%	2.9	0.9%
10,000–49,999	472	0.5%	10.6	3.1%
50,000–99,999	156	0.2%	11.0	3.2%
over 100,000	331	0.3%	268.2	78.3%
	99,194	100.0%	342.7	100.0%

Financial calendar

Announcement of results

The results of the group will normally be published at the following times:	
Interim results for the six months to 30 September	November/December
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Dividend payments

Dividend payments in respect of the year ended 31 March 2001:	
Interim dividend	paid 6 April 2001
Proposed final dividend	payable 1 October 2001

Annual General Meeting

24 July 2001, 2:30pm at the International Convention Centre, Birmingham

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3967

Severn Trent Plc

Registered number: 2366619
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone 0121 722 4000

We encourage our shareholders to use our website www.severn-trent.com to obtain more information about the Severn Trent group.

Our website is structured around four major areas – Our Business and Our People, Financial Performance, Environmental Leadership and Community Affairs.

Shareholders are likely to find the Financial Performance section of particular interest; containing a range of shareholder information such as detailed coverage of our share price, dividend payments, key dates, our registrars as well as corporate, financial and environmental news releases and City presentations.

Our Annual Review and Annual Report and Accounts are available on the website, accessed directly via www.severn-trent.com/reports2001

www.severn-trent.com

For copies of the following publications call +44 (0)121 722 4000

Financial

Severn Trent Plc	Annual Review 2001
Severn Trent Water	Annual Report and Accounts 2001 (including Regulatory Accounts)

Environmental

Severn Trent Plc	Stewardship 2001 (Group Sustainability Report)
Severn Trent Water	Supporting Sustainability
Severn Trent Water	Biodiversity Action Plan
Biffa	Environment Report – 'One Day'
Biffa	Book 4 – 'A Question of Balance'

Social

Severn Trent Plc	Community Report 'Taking Care'
Severn Trent Water	Conservation Access Recreation and Education Report



We are mindful of the environmental impact of the production of our report and accounts documents and seek to minimise the resources used wherever possible.
The paper used, Zanders Megamatt, is produced using chlorine-free processes from 50% recycled pre and post consumer waste. It is certified to the Nordic Swan Standard, which requires products to meet a strict range of standards.
In addition, the printing process is taken into account – this report is printed by WACE who operate an Environmental Management System certified to ISO 14001.
But as a shareholder you too can do your bit. Producing our report and accounts in 1999 used 67 tonnes of paper. That's a lot of paper and a high cost in postage.
Last year as a direct result of producing a separate Annual Report and Accounts and an Annual Review with Summary Financial Statement we reduced our paper consumption by more than 40% to 39 tonnes.
But we can go even further.
If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can help us reduce our use of paper and costs, as well as making your contribution to protecting the environment.
Please call Lloyds TSB Registrars on 0870 600 3953 to request the Annual Review only.
You can still view or obtain a copy of the full Annual Report and Accounts on line at www.severn-trent.com/reports2001

Severn Trent Plc
2297 Coventry Road, Birmingham,
B26 3PU United Kingdom

Telephone +44 (0)121 722 4000

Designed, typeset & produced by CGI
Printed by WACE

TRENT
ENVIRONMENTAL LEADERSHIP

Annual Review 2001


Biffa
SEVERN TRENT
Biffa

the **environment** is our business

Financial highlights

Group turnover £m

97	98	99	00	01
1,215.3	1,251.3	1,364.3	1,566.6	1,681.6

Group profit before tax £m
before exceptional items

97	98	99	00	01
391.0	376.2	361.4	338.7	221.7

Earnings per share pence
before exceptional items

97	98	99	00	01
93.9	95.0	92.4	92.8	61.0

Innovest, the New York based institutional investment research firm, gave **Severn Trent** the only AAA rating awarded in the water, wastewater and solid waste sector. Severn Trent was commended for its commitment to and treatment of the environment as a source of competitive advantage.



Annual Report and Accounts 2001
You can view and download a copy of the group's full Annual Report and Accounts on our website at www.severn-trent.com/reports2001 or request a copy free of charge by contacting us using the details on the back cover of this report.

Dividends per share pence
excluding 1997/98 final dividend enhancement

Year	97	98	99	00	01
Pence	36.50	39.76	43.00	45.00	45.00

Turnover by business £m
(% of group total in 2000/01)


1
2
3

1 Water £887.2m 49%
2 Waste £396.0m 22%
3 Services £350.4m 20%
4 Other £162.6m 9%

Number of employees average
(% of group total in 2000/01)


1
2
3

1 Water 4,837 34%
2 Waste 3,358 24%
3 Services 4,686 34%
4 Other 1,176 8%

- Final dividend of 28p, bringing the total for the year to 45p
- Group turnover up 7.3% to £1,681.6 million
- Non-regulated turnover up 30.2% to £909.0 million, and now represents 50.6% of group turnover
- Non-regulated profit before interest, goodwill amortisation and exceptional costs up 41.8% to £82.8 million of which;
  - Waste Management up 44.6% to £45.7 million
  - Severn Trent Services up 78.0% to £38.1 million
- Severn Trent Water on target to meet efficiency savings of £70 million per annum by 2004/05 following the reduction in customer charges

Severn Trent Plc at a glance

As an environmental services company, Severn Trent Plc is a leading provider of water, waste and utility services.

The group, which includes Severn Trent Water, Biffa Waste Services and Severn Trent Services, generates revenues of £1.7 billion and employs more than 14,000 people across the UK, US and Europe.

We are increasingly focused on the industrial and commercial sectors where we see further opportunities to generate future shareholder value.

Our businesses	Water
	Severn Trent Water is the group's regulated water business. It provides high quality water and sewerage services to over three million households and businesses in central England and parts of mid Wales
Performance highlights	■ The main priority for Severn Trent Water has been to out-perform the new regulatory contract ■ Despite the fuel crisis, the unprecedented flooding and foot-and-mouth, Severn Trent Water maintained its high levels of customer service and achieved record compliance with water quality and other environmental standards ■ As well as seeking new business from commercial customers outside its region, the business has continued to develop a range of new products and services including the supply of telecoms, gas and electricity services
Financial performance	■ Turnover fell by 9.7% to £887.2 million (£982.1 million) as anticipated, reflecting the impact of lower charges to customers following the OFWAT determination for the five year period beginning 1 April 2000 ■ Efficiency savings in operating expenditure of £26 million achieved in the year, largely through the job losses announced last year ■ At £320 million this year, the capital investment programme is on track



Waste

Biffa Waste Services is the largest single supplier of integrated waste management services in the UK. It is also a leading player in Belgium

- The acquisition of UK Waste in September 2000 strengthens Biffa's operations and accelerates its already impressive growth record
- Integration of Biffa and UK Waste well under way
- The combined business is on course to meet its cost savings target of £15 million per annum
- Biffa's interest in the production of electricity from landfill gas has risen from 25.5 MW to 70 MW with a potential to increase to 90 MW by the end of 2001

- Turnover up 36.0% to £396.0 million (£291.1 million)
- Profit before interest, goodwill amortisation and exceptional costs up 44.6% to £45.7 million (£31.6 million). UK performance particularly strong, where the increase was 70.6% to £41.8 million (£24.5 million) of which UK Waste contributed some £13.4 million



Services

Severn Trent Services supplies products, processes and services associated with water and wastewater, including contract operations and consultancy, to industrial and municipal markets

- A year of good progress in integrating the business and aligning it more closely to the needs of customers
- With four more US acquisitions this year, Analytical Services has 20% of the US market. It is the market leader in both the US and the UK
- Operating Services continued to expand its geographic coverage in the US and to improve its margins
- In Northern Italy Severn Trent Water International has developed a strong position to participate in the growing market for regional water service managers

- Total turnover up 44.3% to £350.4 million (£242.8 million)
- Analytical Services turnover nearly doubled at £155.2 million (£80.0 million)
- Environmental Operating Services turnover up 37.7% to £116.5 million (£84.6 million).
- Profit before interest, goodwill amortisation and exceptional costs up 78.0% to £38.1 million (£21.4 million)



Systems

Severn Trent Systems provides IT services and software solutions to utilities, particularly focused upon two key areas, Customer Management and Work and Asset Management.

Property, Engineering consultancy and Insurance

Severn Trent Property develops facilities in the UK primarily for the distribution, retail and industrial sectors.

Charles Haswell and Partners is an engineering and project management consultancy working for clients in the UK and overseas.

Derwent Insurance based in Guernsey, provides insurance cover to Severn Trent group companies.

The past year has advanced our strategy of turning Severn Trent from a UK water utility into an environmental services company with strong prospects for organic growth.

Chairman's statement

Our growth businesses – Biffa and Services

The biggest single event this year has been the acquisition of UK Waste at a price of around £367 million, a figure a little below that which we had anticipated. UK Waste combined with our strong Biffa business gives us a UK market share of about 10%. It brings with it strengths in logistics, in recycling and in the generation of green energy. We are pleased to welcome Robin Tweedale, UK Waste's former Managing Director as Landfill Director, along with Malcolm Saville, HR Director, to the Board of Biffa. They and their colleagues at Biffa are proceeding with the integration of the two businesses.

Most importantly, the combined operation positions the enlarged Biffa to offer a complete system of environmental solutions to customers right across Britain.

Our other growth business, Severn Trent Services, is an international business based in the US. The business has a strong position in environmental laboratories where we are the UK and US market leader. We also have a good range of skills in the areas of operating contracts and purification.

On an annualised basis Biffa and Severn Trent Services between them will now contribute about half the group's turnover, and the two combined raised their profit before interest, goodwill amortisation and exceptional costs by 58% year-on-year. This was with only a half-year contribution from UK Waste, and before the release of substantial synergies.

Our objective is to grow these businesses and improve their margins.

A challenging year for Water

We have spent much of the past year getting to grips with the very tough regulatory regime that the outgoing Water Regulator imposed on the company and on the industry in general.

Severn Trent Water is populated by people who have a reputation for delivering, and the team has knuckled down to the very demanding targets set for them. In particular, we are achieving the operating cost and capital investment parameters that we were set. In certain instances we are slightly ahead of the targets, as we should be under a system of incentive regulation.

However, by far the biggest problem set by the Regulator was his assertion that the cost of capital for the company was 4.75%. Not surprisingly, equity investors and providers of debt capital have decided that they can get higher returns for the same level of risk elsewhere. The consequence has been a fundamental restructuring of the water industry. Some companies, like Thames, have sold out to foreign companies. Other smaller companies have come up with complex schemes that replace equity with mutuality. Others are still for sale. Severn Trent likes to regard itself as a continuing leader in the water industry. We are committed to being an integrated water, waste and environmental services company.

The key issue for the future is that Severn Trent Water has huge capital investment commitments ahead of it, if it is to provide the quality of service to customers that we consider to be essential. These have to be financed and, provided that we are a demonstrably efficient company, which we are, we believe that the Government should encourage the regulator to allow us to make a level of return which investors consider to be attractive. We are energetically addressing these issues with Government, as we must if we are to maintain and develop the right infrastructure for this most fundamental of all industries. There is a real question as to whether a regulatory structure which comes in five year periods can be adapted to serve the needs of a capital intensive





David Arculus Chairman

industry with an average asset life of over 60 years.

Environmental leadership
What binds our three major businesses together is the group's commitment to environmental leadership. Our capabilities are there to help our customers, and particularly our business customers, to solve their own environmental problems. These issues are of increasing importance for business. The environmental future of our planet could and should be right at the top of the agenda for both Government and business, and as business accepts new regulatory commitments, Severn Trent is there to help. Every business needs to have ideals above those of simply making money and our customer service and environmental leadership are the things that bind us as a team of people together. We also aim to have exemplary internal environmental practices and 35% of the company's electricity requirements are generated in-house, using gases from landfill and sewage sludge digestion.

Group results
Turnover rose 7.3% to £1,681.6 million (£1,566.6 million) despite the turnover from our regulated water and sewerage business falling by 9.7% to £887.2 million (£982.1 million). The group turnover figure was boosted by our non-regulated businesses, which rose by 30.2% to £909.0 million (£698.3 million) and contributed 50.6% of our revenues.

Group profit before interest, goodwill amortisation and exceptional costs fell by 14.1% to £400.2 million (£465.8 million). The regulated business actually fell by 22.0% to £330.5 million (£423.5 million) reflecting the tough OFWAT determination. Our non-regulated arm in total increased by 41.8% to £82.8 million (£58.4 million), the performance of Biffa and Services combined being even better with a 58.1% increase to £83.8 million (£53.0 million).

On these results, the Board is recommending a final dividend of 28.0p per ordinary share, bringing the total for the year to an unchanged 45.0p.

Board, management and staff
Robert Walker assumed the responsibilities of Group Chief Executive of Severn Trent with effect from 1 August 2000. Robert has embraced our agendas of customer service and environmental leadership and the need to energetically grow our non-regulated businesses.

The Board was strengthened during the year by the addition of Dr John McAdam as a non-executive director. John is a member of our Remuneration Committee and he also heads up the Paints Division of another substantial British company, ICI.

The most important contributors to Severn Trent's success though must be our staff. Their hard work and commitment has helped us to meet the challenges that have been thrown at us from all sides. Our people are actively involved in our efforts to support the communities in which we operate, and also in our charitable efforts. We concentrate these largely on environmental causes and were involved in the distribution of a total of around £2 million, with causes like WaterAid, The National Forest, our organic farm at Lake Vyrnwy and The Wildlife Trusts, all benefiting substantially from Severn Trent's support. In addition Biffaward, the landfill tax credit scheme managed for us by the Royal Society for Nature Conservation has allocated over £24 million to more than 300 projects since the start of the scheme in 1997.

For the future our focus will be on being a leader of the UK water industry and further growing our already successful growth businesses in Waste and Services.

The acquisition of UK Waste further strengthens our position as a leading player in the UK waste management industry. It allows us to further develop Severn Trent as an environmental services company.

transformation

Group Chief Executive's review

Turnover by business £m



982.1
887.2
291.1
396.0
242.8
350.4
164.4
162.6
00 01 00 01 00 01 00 01
Water Waste Services Other

Severn Trent is changing fast. After many years as a regulated, UK water utility, we are vigorously building new lines of business and turning ourselves into an environmental services company. With the water business severely constrained by UK regulation, Biffa and our US-based Services business now hold the key to our long-term growth and transformation.

We continue to believe that the integrated, equity-based model is the right one for the water industry and Severn Trent. We believe it makes for greater efficiency and more responsive service. It has also encouraged innovation in the form of new technologies and processes which have transformed customer services and product quality – in turn these have helped us to develop our exportable skills. However, the equity-based model does depend on transparent regulation to be successful – we need a framework that gives investors a stable, long-term vision of the industry's future and an attractive return on their investment. Given these conditions, Severn Trent can meet the needs of its water customers and develop competitive services in its newer, non-regulated markets.

The main priorities for the group are to build on our existing strengths and capabilities and to grow organically, by developing our portfolio of businesses.

This is a real challenge for us, especially following the OFWAT determination in 1999. Customer charges were reduced by almost 12%. As a result, the profits from Severn Trent Water were significantly reduced. Fortunately, our non-regulated businesses have continued to increase in both scale and profitability. In 1999/2000 Biffa, Services and all other non-regulated activities accounted for around 42% of group revenues and employed 60% of our people. These figures, now stand at 51% and 66% respectively.

By 2005 we aim to derive 57% of our group's revenues and 30% of our profit before interest from these non-regulated, growth activities.

Since its acquisition in 1991, Biffa has tripled its revenues and profits, almost entirely through organic growth. The acquisition of UK Waste in September 2000 now provides us with a step-change in scale, creating one of the UK's leading integrated waste management businesses and a major opportunity for further organic growth.

So far, Severn Trent Services has grown mainly through acquisition, by focusing on specific market sectors where we could readily apply the expertise gained in the UK. Our Analytical Services business is now the largest operator in the US and with others like Operating Services and Water Purification Solutions now reaching critical mass, organic growth in these businesses can accelerate.

Severn Trent Water is playing its part too. While management's main focus continues to be on meeting and beating the Regulator's efficiency targets, it is pleasing to report that the company is developing new business opportunities like Severn Trent Searches, Severn Trent Energy and Severn Trent Talks.

So, across the group as a whole, we're looking aggressively for new business opportunities and to realise ambitious growth targets.

Environmental services

Together with Severn Trent Water, all the group's businesses operate



Robert Walker Group Chief Executive

in what can be broadly defined as the environmental services industry. A few years ago, we added the words "environmental leadership" to the group's corporate identity as part of our effort to drive environmental values deep into our culture and vision for the company.

Increasingly, however, we are convinced that a business case can be made for the group's environmental services' strengths.

In a speech, Lord Sainsbury, UK Minister for Science and Innovation in the last government, stated that the global market for environmental services is currently estimated to be worth $335 billion per annum. The market is predicted to grow to $640 billion within 10 years.

The Severn Trent group is well positioned to make the most of growth in this market. Severn Trent Water is one of the UK's largest water and wastewater companies; Biffa is the largest single supplier of integrated waste management services in the UK; Severn Trent Services leads the US and UK in the provision of analytical laboratory services and its water purification and contract operations businesses are major players in their markets.

The development of a market for environmental services is a huge opportunity for all the businesses in the group. As environmental standards rise and compliance becomes more demanding, organisations in both the public and private sectors are looking to outsourcing to help them meet their environmental obligations. There is much greater awareness of the problems created by climate change and the drive towards sustainable development; and stakeholder demands on companies to become environmentally engaged are increasing all the time.

Of course, new markets take time to develop, but I'm confident that Severn Trent can take advantage of opportunities as they emerge.

Our people

Creating value for shareholders requires a new culture in the group. As well as exploiting our capabilities in the ownership and management of a large asset base, we are sharpening our commercial and entrepreneurial skills in order to sell competitive services to business customers.

I also welcome the 1,400 new staff who have joined us from UK Waste and our other acquisitions and add my thanks to those of the Chairman for the hard work of all our employees.

Our employees have faced a number of difficult challenges over the past year; getting to grips with the tough targets imposed by the OFWAT determination and the challenges posed by integrating many new companies into Severn Trent, both in the UK and the US.

I'm particularly grateful for the dedication and commitment shown by all our employees. I am certain, as we look ahead, that we can all face the future with considerable confidence.

In the following pages I will describe in more detail the activities, achievements and results of businesses within the group.

From left to right
In Wilmington, US, DuPont selected Severn Trent Services' laboratories as their partners to provide specialist environmental sampling and analytical services for their chemical manufacturing and processing plant. The laboratories undertake regular analysis of soil samples and hazardous waste to enable DuPont to constantly monitor their environmental impacts on the site.

Our environmental strengths give us a leading position for creating value by solving our customers' environmental problems.

customer focus



Water

Turnover £887.2 million
Profit before interest
£330.5 million

Severn Trent Water is our largest operation and one of the UK's leading water and sewerage companies. Serving over eight million people, it supplies nearly two billion litres of high quality drinking water every day through 43,000 km of water mains. It also takes away used water through 53,000 km of sewers, treats it at over 1,000 sewage works and puts it safely back into rivers and streams.

2000/01 performance
In 2000/01, turnover from Severn Trent Water fell 9.7% to £887.2 million (£982.1 million after customer rebates of £18.0 million). The reduction reflected the impact of lower charges to customers following the OFWAT determination for the five year period beginning 1 April 2000.

Profit before interest, and exceptional costs fell 22.0% as a result to £330.5 million (£423.5 million). There were no exceptional costs in the year, whilst in the previous year these totalled £61.1 million, of which £52.5 million were restructuring charges following the OFWAT determination and £8.6 million Year 2000 costs.

Direct operating costs of £356.0 million (excluding depreciation, infrastructure renewals and exceptional costs) were held at last year's level, despite underlying inflation of 2%, increased costs associated with capital schemes and increases in bad debts and business rates. The ability to hold costs was achieved through cost reductions amounting to £26.0 million, equivalent to 7.3% efficiency. The cost savings have involved the loss of 1,070 jobs since November 1999. The business is on track to meet targeted cost savings of £70 million per annum by 2004/05.

Depreciation, including infrastructure renewals expenditure reduced by £3.6 million to £203.2 million.

Beating the regulatory contract
In the first year of the new five year review period, the main priority for Severn Trent Water has been to out-perform the regulatory contract in terms of operating and capital expenditure and the cost of borrowing. We've seen good progress on all counts and I congratulate the whole of the water team for squaring up to the huge challenge presented by the regulatory regime.

At £320 million, the investment programme is on track. This is lower than in previous years partly because a new five-year review period requires a certain amount of time to assess priorities. The main schemes in the year were at Derby sewage




No.5
SKIP



Severn Trent Water has supported the initiatives that Jaguar put in place as part of its certification to ISO 14001, the international standard for environmental management systems. In line with Jaguar's commitment to continuous improvement and sustainable development, Severn Trent Water's role includes running a water conservation education programme for Jaguar's employees and the development of a strategy to reduce water consumption.

Based full-time at the 3M site, Atherstone, Biffa's on-site contract manager provides advice on the collection and removal of dry, wet and drummed waste and recommends improvement projects for all aspects of the logistics and operational activities on the site. Another key part of his role is to undertake environmental monitoring to ensure continued compliance with the ISO 14001 certification.

Last year, Severn Trent Water supplied 730 million litres of water to the Boots Head Office site in Nottingham, to be used in the production of a whole range of personal care and pharmaceutical products. The consistency and quality of water is essential to ensure product quality, so the dedicated account team provide specialist technical and managerial expertise 24 hours a day, 365 days a year.



treatment works and the Finham sewage treatment works which serves Coventry. A more standardised approach to capital investment has helped to cut costs and contributed to the year's savings.

This was a difficult year operationally. The fuel crisis in the autumn was followed by floods which affected about 70 of our sewage works and pumping stations. Later, an unusually severe frost caused a high level of bursts at the beginning of January and the foot-and-mouth crisis has made it difficult to access land for a whole range of operational and investment activities.

Service and quality

Despite the problems, Severn Trent Water maintained its high level of customer service and achieved record compliance with water quality and other environmental standards.
The only slight slippage was in our leakage target. The high level of bursts in January took some time to repair, then in February and March repair teams were unable to gain access to farmland in some areas as a result of the foot-and-mouth outbreak.

In its drive to cut costs and improve its service, the water business is making increased use of new technology. This year it has consolidated nine control centres into two high-tech Network Management Centres in Leicester and Wolverhampton. A similar rationalisation of customer call centres is also being implemented. The company is also using state of the art geographical information systems (GIS) to create an efficient, e-enabled, 21st century business.

New customers

Beating the regulatory contract by cutting costs is only one aspect of the company's strategy. Drawing on its brand and reputation, Severn Trent Water is also expanding its range of products outside the regulated sector.

Following the Competition Act, Severn Trent Water is seeking new business from commercial and industrial customers outside its region. Recent national accounts include Northern Foods and Center Parcs, where Severn Trent Water offers an integrated service ranging from water supply and wastewater treatment to assistance with biodiversity planning.

New products and services

As well as seeking new customers, the business has established a new division which is developing a range of non-regulated services. Last year we reported on new alliances for the supply of telecommunications, gas and electricity services to Severn Trent customers. These products have developed well. We have also extended our range of insurance products and launched the very successful Severn Trent Searches which provides data about Severn Trent's services to conveyancing solicitors. On the commercial front, our new Water Guardian product audits the use and quality of water at sites supplying food for Marks & Spencer Plc.

Such services – and the list is growing – show Severn Trent using its assets and expertise to offer greater value to its customers. The work goes hand in hand with promoting the brand and making Severn Trent more accessible to its users. Severn Trent Water's new website, for example, has won a number of awards and includes imaginative features such as placing a webcam at reservoirs for the benefit of e-birdwatchers.

Environment and community

The company continues its work of protecting the environment and contributing to local communities. At almost every location, it has worked closely with the local Wildlife Trusts to develop site-specific biodiversity action plans. One result is the welcome return of the otter to some rivers in the Midlands. In 2001, the main environmental effort is the 'Wild, Wet and Wonderful' campaign which focuses on wetland habitats and the wildlife they support.

The conservation theme extends to Severn Trent's work in schools. In the past year, this has included an award scheme to encourage ideas for improving natural habitats and a teaching aid on the water supply system in Victorian Birmingham.

Outlook

Looking ahead, the main issue facing Severn Trent Water is climate change with its threat of more winter rainfall and longer, drier summers.
The business is working closely with the regulatory authorities to examine the implications. Water resource planning for the future is critical. The company is seeking to persuade OFWAT and the Environment Agency to support further investment to meet customers' legitimate expectations of services as we move into the 21st century.


CenterParcs



From left to right
Both Severn Trent Water and Biffa provide services to Center Parcs' Sherwood Forest site near Nottingham. Severn Trent Water provides Center Parcs' sites with integrated services ranging from water supply and wastewater treatment to biodiversity planning. Biffa has developed recycling initiatives that provide a range of recycling containers at the site to encourage visitors to segregate waste such as paper, magazines and glass.

Biffa continues to build its portfolio of integrated waste contracts handling multiple waste streams for customers such as 3M. Fully trained operating teams work to the highest standards and in compliance with all relevant legislation using specialist knowledge and resources to help our customers meet their environmental responsibilities.

Waste

Turnover £396.0 million
Profit before interest* £45.7 million

*and before goodwill amortisation and exceptional costs

Now handling around 10% of the UK's waste, Biffa offers waste services to industry, commerce, retail customers and the health and public sectors. Its three operating divisions cover the spectrum from collection to sorting, recycling, treatment and ultimately disposal of non-hazardous and hazardous waste streams. The company also manages the UK's second largest packaging compliance scheme – Biffpack and has one of the most respected landfill tax credit schemes – Biffaward.

2000/01 performance
Biffa's turnover in 2000/01 rose by 36.0% to £396.0 million (£291.1 million), with only a six month benefit from the acquisition of UK Waste in September 2000. UK turnover rose 42.4% to £353.7 million (£248.3 million), while Belgian turnover fell by 1.2% to £42.3 million (£42.8 million).

Profit before interest, goodwill amortisation and exceptional costs rose 44.6% to £45.7 million (£31.6 million). After goodwill amortisation of £8.7 million (£0.6 million) most of which arose from the acquisition of UK Waste in the year, profit before interest and exceptional costs was £37.0 million (£31.0 million) of which £33.2 million (£23.9 million) was generated in the UK and £3.8 million (£7.1 million) in Belgium.

With one-time restructuring costs following the acquisition of UK Waste amounting to £15.5 million (£nil), total profit before interest was £21.5 million (£31.0 million).

In its six months of ownership, UK Waste has contributed an estimated £13.4 million to Severn Trent's profit before interest, goodwill amortisation and exceptional costs.

UK Waste acquisition
The acquisition of UK Waste in September 2000 strengthens each of Biffa's operations and provides even more opportunities for growth. Following the acquisition, Biffa is now the UK's largest single supplier of integrated waste management services. In a business where transport logistics management is vital, UK Waste adds economies of scale to Biffa's already well managed collection business. It also makes the landfill operation more efficient by adding eight large sites to the portfolio, increasing our landbank and power generation capacity. And importantly, as the EU Landfill Directive seeks to divert waste away from landfill, it brings strong capabilities in recycling and waste treatment. The acquisition also expands Biffa's geographic coverage and contributes new management talent as key UK Waste employees are integrated into the group.

The Biffa team is working energetically to integrate the two businesses. With the physical merger now complete, Biffa is well on course to meet its synergy savings target of £15 million a year.

Collection
Collection turnover in the UK increased by 40.3% to £212.7 million (£151.6 million). More than 10 new major account contracts were secured including Gehe UK plc. Gehe are a market leader in retail and wholesale pharmaceuticals, who appointed Biffa to manage its considerable amounts of general dry waste, specials and the disposal of controlled drugs. Gehe is also a member of the Biffpack packaging compliance scheme.

Success has continued in the Public Sector where contracts have been renewed at Stratford for a further seven years and in Penwith, Cornwall, where Biffa


Biffa
0121 50

In Italy Severn Trent Water International, through the joint venture company ISECO, is working in partnership with the Region of Valle d'Aosta to provide water and environmental services throughout the valley, utilising our UK experience of managing a region's needs.

The world's largest industrial commercial wastewater treatment plant is located at the DuPont Chambers Works site in Deepwater, New Jersey. Among its many operations is the treatment and disposal of liquid industrial wastes which may be transported into the facility by tanker. Just as DuPont ensures that its customers properly treat their wastes, Severn Trent Services through its reliable, quality assured analytical laboratory services helps DuPont maintain compliance with environmental regulations.

leadership

Our reputation for environmental leadership offers a long-term, sustainable route to differentiating our business and creating competitive advantage.



has now managed the contract since 1983. In South Staffordshire a five year contract commenced last September providing household collections to over 42,000 properties. Street sweeping contracts have been secured in Ashford and on the Isle of Wight where we will be sweeping over 500 miles of roads.

Landfill
Landfill turnover in the UK increased by 51.5% to £113.2 million (£74.7 million). Following the acquisition of UK Waste, Biffa's interest in the production of electricity from landfill gas has risen from 25.5 MW to over 70 MW with potential to increase the amount to nearly 90 MW by the end of 2001. Our 38 sites provide 84 million cubic metres of landfill with a further 35 million cubic metres under development.

Special Waste
Special Waste turnover in the UK increased by 26.4% to £27.8 million (£22.0 million). Biffa continues to build its portfolio of integrated waste contracts handling multiple waste streams for customers such as 3M and Texaco. The acquisition of UK Waste enhances our special waste treatment facilities throughout the UK, providing nationwide expansion opportunities. Special waste services are about providing innovative solutions and we continue to pioneer new treatment techniques and recycling developments to deal with hazardous materials. Through Biffa Waste Water a joint venture with Severn Trent Water we manage organic waste streams into eight of Severn Trent Water's sewage treatment works.

Belgium
Turnover in the year amounted to £42.3 million (£42.8 million). After three very strong years, the landfill operation in Belgium saw a drop in revenues as one of its major customers diverted its business to a new landfill of its own. In addition, the big municipal incinerators in Germany have reduced their prices to maintain volumes and have therefore attracted more business from Belgium. The collection and special waste businesses continued to perform satisfactorily.

With the changes in landfill, it is inevitable that profits from Belgium will be lower in the future. Nevertheless, the business continues to make good returns. It is also a useful window onto the Continent where waste legislation and recycling techniques are some way ahead of the UK. Our recycling plant in Antwerp provides expertise in advanced special waste treatments and our collection activity has experience of separation and sortation activities, which we expect to apply in the UK in future years.

Government Waste Strategy
It was also a good year for Island Waste Services, operating the integrated collection, recycling and disposal contract for the Isle of Wight council. With limited landfill on the island, the contract has a strong focus on a combination of recycling, composting and using waste to generate fuel. The proportion of waste diverted from landfill stands at 45% – well ahead of the UK government's target.

Across the UK, Biffa now diverts 700,000 tonnes of waste away from landfill every year. It is now the biggest independent recycler of paper and card in the waste management industry. It also pioneers initiatives in the recycling of glass, wood, construction and demolition waste.

Environment and community
Biffa has an active environmental and community programme. The funding comes mainly from Biffa's landfill tax credits, which are administered by the Royal Society for Nature Conservation under the fund name Biffaward.

From left to right
The 'Data Monitor' service from Severn Trent Water provides a remote monitoring service that can synchronise all utility meter readings. This innovative new system allows data captured to be accessed by customers via a secure website enabling customers to share information across all of their sites.

Our business approach of harnessing the expertise of our people and developing innovative technologies has helped us develop transferable skills.

innovation


ENVIRONMENTAL
Tel. 01792

Waste continued

The scheme distributes in excess of £10 million a year to projects around education, recycling and waste minimisation.

Biffaward has funded a number of research studies into the flows of different resources through the economy, focusing on specific materials, industries or geographical areas. This is of fundamental importance to the cost effective management of resource flows especially at the stage when the resources become 'waste'.

Outlook
Biffa faces the future with a leading position – and probably the lowest costs – in the most attractive waste market in Europe. Unlike most Continental countries, the UK has still to enact much of the waste legislation emanating from the EU – in particular, the requirement to reduce the use of landfill. As the UK government implements its waste strategy, the proportion of waste going to landfill is expected to fall from 85% to around 35% by 2010 with a consequent rise in recovery, recycling, waste treatment and other solutions.

These future trends play directly to Biffa's strengths. In an increasingly complex marketplace, the enlarged Biffa business has the collection volumes to operate efficiently and the treatment and disposal skills to handle the growing range of waste management solutions that are now required. It is well placed for future organic growth.

Services

turnover £350.4 million
Profit before interest £38.1 million*

Severn Trent Services is one of the leading environmental services companies in the US. Focusing on commercial, industrial and municipal customers, it offers analytical services, water purification products, operating services, pipeline rehabilitation and repair services, and an international arm serving customers outside the US.

*and before goodwill amortisation

2000/01 performance
The business continued its rapid growth in revenues with turnover rising 44.3% to £350.4 million (£242.8 million). Profit before interest, goodwill amortisation and exceptional costs rose by 78.0% to £38.1 million (£21.4 million), with the most significant growth coming from outside the United Kingdom (principally the US) where profits were up 57.7% to £33.6 million (£21.3 million).

Biffa Environmental Services working at the Texaco Refinery in South Wales, use a specialist vacuumation unit to transport and remove various catalyst and sludges from the site. Biffa's special waste services are about providing innovative solutions and we continue to pioneer new treatment techniques and recycling developments to deal with hazardous waste materials.

Biffa offer customers a cost effective management service that collects, separates, treats and recycles waste on and off-site, significantly reducing the amount of materials going into the ground. Our approach to landfill is not only innovative but we also take a strong ethical stance with regard to the materials we are prepared to accept at our sites.

During the year, the innovative ElectroChlor on-site, on-demand chlorine gas generator developed by Capital Controls, a part of Severn Trent Services, was awarded an Institution of Chemical Engineers award for Excellence in Safety and Environment. The system removes the danger involved in bulk chlorine leakage and underlines the group's commitment to the provision of solutions for a safer and cleaner environment.

Severn Trent Services' Edison facility, located in the highly industrialised north-east region of the US, consists of over 42,000 square feet of laboratory space that houses state-of-the-art equipment and software. Its innovation is demonstrated by its electronic data delivery capabilities and secure internet data access available to its customers.



With goodwill amortisation in the year of £8.5 million (£5.7 million) and no exceptional costs (£3.5 million), profit before interest was £29.6 million (£12.2 million).

An integrated business
Following a large number of acquisitions in the 1990s, the team at Severn Trent Services are welding the business into one cohesive whole and shifting the focus to organic growth. This year has seen good progress in introducing new management, cutting costs, integrating products and services, aligning the organisation more closely to the needs of customers and promoting the Severn Trent brand. Instead of offering stand-alone products, the business increasingly presents itself as an integrated provider of environmental solutions.

Analytical Services
Turnover in the year nearly doubled to £155.2 million (£80.0 million).

With four more US acquisitions this year, Analytical Services has coast-to-coast coverage, making it easier to promote the service to large national customers. It already serves 80 of the Fortune 200 companies and a larger, refocused salesforce is working hard to win more.

Building on the quality of its laboratory testing, the analytical business is expanding its service to include the collection and preparation of samples – resulting in more accurate data and better value for customers. It is also developing data delivery systems that give customers faster and easier access to test results via the internet.

Helped by the acquisition of Hyder Laboratories in April 2000, the analytical business has also consolidated its leadership and continued to grow in the UK. We are now the leading analytical services business in the UK.

Water Purification Solutions
It was a difficult year for Water Purification Solutions, mainly because much of its business is with UK water companies and these have been slow to start their new, five-year capital programmes. Nevertheless, it finished the year with a strong order book for 2001/02.

Having so far consisted of a large number of individual companies, the purification business has been re-structured along product lines. Its main divisions are disinfection products (including the innovative Electrochlor technology that allows chlorine to be manufactured at the point of use) and filtration products, including new capabilities in membrane technologies. With a widening spectrum of products, services and technologies in each division, the business is better equipped to provide appropriate solutions to its customers.

Turnover in the year was virtually static at £78.7 million (£78.2 million).

Operating Services
Turnover in the year increased by 37.7% to £116.5 million (£84.6 million).

Severn Trent Environmental Services is a leading US manager of municipal and industrial water and wastewater systems. During the year it completed two more acquisitions to expand its geographic coverage and to strengthen the pipeline operation. Following the introduction of new management in 2000, the business has improved its margins and contract renewal rate.

The business continues to commercialise its innovative, no-moving-parts water meter and a new process that minimises the amount of arsenic that naturally occurs in drinking water. There is large potential demand for both of these products.

Severn Trent Water International (STWI) applies the group's water management expertise around the world. In Western Europe, where water and waste services are opening up to the private sector, STWI has significant operations in Belgium, Portugal and Italy. Of these, Italy currently offers the best prospects for growth. STWI has acquired four water operations companies in Italy and is well placed to expand as the country moves to management through regional water companies. It recently bid for the regional contract at Latina near Rome and awaits the outcome.

STWI is also managing the group's bid for a major water and waste management contract for the Ministry of Defence in the UK. Its consultancy arm, meanwhile, is currently undertaking work in a range of countries but particularly central and Eastern Europe and in Africa.

Outlook
The environmental services market is growing and the business is strongly positioned in its chosen sectors. We expect the acquisitions and restructuring of recent years to begin paying off in a phase of profitable organic growth. Our plans are to expand more into the industrial and international markets that represent enormous growth potential.

From left to right
Tibbett & Britten, a leading logistics services provider have increased their space at Daventry International Rail Freight Terminal (DIRFT), by more than 50%. DIRFT, a subsidiary of Severn Trent Property, connects to the West Coast Mainline, giving links to continental Europe via the Channel Tunnel. Both Tibbett & Britten distribution centres have their own separate connections to the mainline via the railport.

Our market leading analytical services business made four more US acquisitions throughout the year. Already serving 80 of the Fortune 200, its coast-to-coast coverage of more than 30 laboratories creates an ideal opportunity to promote its services to national customers.



Systems

turnover £70.0 million

Severn Trent Systems is a leading provider of software products and consultancy services. Dedicated to helping utility clients achieve higher levels of operational efficiency and customer service, the company's solutions are used by electric, gas, water and telecommunications industries world-wide. In particular, software solutions focus upon two key areas of utility operations, Customer Management and Work Management.

2000/01 performance
Total turnover in the year was £70.0 million (£86.7 million), generating a loss before interest and goodwill amortisation of £5.4 million (£2.5 million).

Strategic review
In line with the strategic review of Severn Trent Systems, the IT Services division has continued its development of systems for other group companies. Notable areas of development are asset management, e-commerce, mobile fieldworking and Intranet.

The strategic review also indicated that the software products division must achieve greater economies of scale and access to wider market opportunities through alliances with other IT vendors.

In the case of Stoner Associates, this has been achieved through its disposal to the Lattice Group shortly after the year-end for US $26 million (£18.2 million).

The Work Management product achieved an exceptionally strong first half-year but suffered a decline in revenues in the final quarter because of economic conditions in the US. However, investment has continued in an innovative product set and strong revenues are forecast for next year. Where possible, these will be enhanced by stronger commercial relationships with systems integrators and other trading partners.

Within the software products division, we have continued to experience problems with CIS Open Vision, our billing and customer information system. The product continues to require significant investment to resolve issues arising from delivery of existing contracts.

Property, Engineering consultancy and Insurance

turnover £92.6 million

Severn Trent Property was originally established to exploit the development potential of land becoming surplus to requirements of Severn Trent Water. However, in recent years it has undertaken a number of projects on sites acquired from third parties primarily for the distribution, retail and industrial sectors. Charles Haswell and Partners is an engineering design consultancy that works for Severn Trent Water and a range of external clients. Derwent Insurance provides insurance cover to Severn Trent group companies.

2000/01 performance
Total turnover from the three businesses in the year was £92.6 million (£77.7 million), generating profit before interest, and exceptional costs of £4.4 million (£7.9 million).

Property
The largest of the Severn Trent Property sites, the 174 hectare site at Daventry, Northants, which includes the International Rail Freight Terminal (DIRFT), enjoyed another strong year. Both the

Through a number of strategic acquisitions in Northern Italy, STWI has developed a strong position to participate in the growing market for regional water service managers. "La Biodepuratrice" based near Bergamo provides wastewater services to many communities in the Bergamo region.

Drawing on its brand and reputation, Severn Trent Water is expanding its range of products outside the regulated sector. Severn Trent Energy is only one product in a line of services that enable us to use our assets and expertise to offer greater value to our customers.

Following the acquisition of UK Waste in September 2000, Biffa is now the UK's largest single supplier of integrated waste management services employing more than 4,000 people in the UK and Belgium. The acquisition strengthens each of Biffa's operations and provides an opportunity to build on the achievements of both companies.

Our businesses are meeting the needs of our water customers as well as developing services in their newer, non-regulated markets.

growth


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260,000 sq ft development for Ingram Micro and the new rail linked building for W H Malcolm Limited were completed in June 2000. The construction of a new cold storage facility for Tesco is nearing completion and the construction of a second rail linked distribution building of 300,000 sq ft for Tibbett & Britten Plc, is due for completion in the summer. This will complete the development of DIRFT South.

Severn Trent Property has a 51% interest in Thorpe Park, Leeds, a site on 65 hectares of land adjacent to the A1/M1 link. The site has planning permission for development of a business park providing up to 1.2 million sq ft of office space. The construction of the elongated junction, which will provide the main motorway connection onto Thorpe Park is underway, and is scheduled for completion in spring 2002. Shire Hotels will be opening a four star hotel and conference facility early next year. A 40,000 sq ft office/call centre facility was sold at the end of the financial year to Time Retail Systems whilst contracts have been exchanged with Cable & Wireless Communications for a 22,000 sq ft office building due for completion in September.

At Roway Lane, Oldbury, a former sewage works has been reclaimed and the first plot sold to Bestway Plc for an 85,000 sq ft wholesale cash and carry warehouse. During the year a number of former Severn Trent Water sites have been granted planning permission and development of these is expected to be brought forward over the next 12 months.

Engineering consultancy

Charles Haswell and Partners Limited continues to develop its client base, providing engineering consultancy and project management services. Haswell has long-standing relationships with a number of companies in the water sector, as well as with companies outside the sector, including London Underground, Transco, Railtrack and Associated British Ports. The company has recently secured commissions on a number of prestigious projects including Dublin Port Tunnel and the Channel Tunnel Rail Link, and has expanded its overseas interests to include support to key projects in Singapore and Hong Kong.

Insurance

Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Sustainable development

Severn Trent understands that it has responsibilities to society and will respect these while developing its plans to grow and be successful. To meet these responsibilities the company has set down its values and its vision for the future and developed a code of business principles and conduct. Altogether, the values and vision statements and the code underpin the strategies that guide the company's business activities.

These are expansionary times for Severn Trent. Not only are our individual businesses poised to grow organically, but we have the opportunity to lift the game to a new level by tapping into the market for integrated environmental services. I expect another exciting year.


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Board of Directors

1 **David Arculus** MA MSc
Chairman (55)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He is currently the Chairman of IPC Group Ltd. He was Chief Operating Officer of United News and Media Plc from April 1997 until March 1998. Before this he was the Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC and is a non-executive Director of Barclays plc and The Guiton Group Plc.

2 **Robert Walker** MA (56)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Group Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey and Company and most recently PepsiCo Inc. where he was a Division President. Mr Walker is currently a non-executive Director of Wolseley Plc.

3 **Andrew Simon** OBE BSc MBA (56)*
Mr Simon joined the Board in October 1986 and is the senior independent non-executive Director. He was formerly Chairman of the Evode Group Plc and is now a non-executive Director of Associated British Ports Holdings Plc, Hampson Industries Plc and Property Internet plc and is on the Supervisory Board of SGL Carbon AG in Germany and on the Board of Finning International Inc. in Canada. Mr Simon is also Executive Vice-Chairman of Diamant Boart S.A. in Belgium and non-executive Chairman of Zeus Group Ltd.

4 **Alan Costin** FCA (58)
Mr Costin joined the Board as Group Finance Director in May 1992. He is also a Trustee Director of certain of the Severn Trent pension schemes. Mr Costin is a Chartered Accountant with many years' experience and was previously Finance Director of Lex Service Plc.

5 **John McAdam** BSc PhD (53)*
Dr McAdam joined the Board on 18 September 2000. He is a member of the Board of ICI PLC where he is Executive Vice President Coatings and Chief Executive Officer of ICI Paints, and Executive Vice President Research, Development and Technology. He oversees ICI's activities in Asia. He joined ICI in 1997 following the acquisition of the Specialty Chemicals business from Unilever, where he held a number of senior positions in Quest International, Birds Eye Walls Ltd and Unichema International.

6 **Clare Tritton** BA QC (65)*
Mrs Tritton joined the Board in November 1991. She is also a Trustee Director of certain of the Severn Trent pension schemes. Mrs Tritton has wide legal experience with emphasis on European Community Law and particularly on competition law. She served on the Monopolies and Mergers Commission and on FIMBRA until May 1998. Mrs Tritton is Chief Executive of Throckmorton Estates and was, until recently, a non-executive Director of the Birmingham Royal Ballet Trust Company.


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7 **Brian Duckworth** BA FCCA FCIWEM FIWO (52)
Mr Duckworth joined the Board in November 1994. He has been with Severn Trent since 1974 and has worked in various roles. Mr Duckworth was appointed Managing Director of Severn Trent Water Limited on 1 April 1995 and prior to this he was Customer Services Director. He is also Chairman of Severn Trent Water International Ltd and a number of the group's other principal subsidiaries. Mr Duckworth is currently President of the Institution of Water Officers and, until April 2000, he was Chairman of Water UK, the water industry's trade association.

8 **John Banyard** BScEng FEng FICE FCIWEM (56)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Limited with responsibility for asset management. He is also a Director of UK Water Industry Research Limited, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997.

9 **Martin Flower** BA (54)*
Mr Flower joined the Board in June 1996. He is group Chief Executive of Coats plc. During his career at Coats he has been based in different parts of Europe, Asia Pacific and South America. He has a particular interest in and knowledge of European and EU affairs. Mr Flower is also a non-executive Director of William Prym of Stolberg in Germany.

10 **Eric Anstee** FCA (50)*
Mr Anstee joined the Board in July 1999. He became Chief Executive – Financial Services of Old Mutual Group in June 2000, having been Group Finance Director since November 1998. Prior to that, he was Group Finance Director of The Energy Group PLC, which was acquired by Texas Utilities in 1998, and Group Finance Director of Eastern Group plc between 1993 and 1995 on its acquisition by Hanson plc. Before joining Eastern, he was a senior partner with Ernst & Young and a member of the Management Board of the Management Consultancy arm. He is a member of the Accounting Standards Board's Urgent Issues Task Force and a member of the Senate of the Institute of Chartered Accountants in England and Wales.

11 **Derek Osborn** CB (60)*
Mr Osborn joined the Board on 21 September 1998. He is also a non-executive Director of Severn Trent Water Limited and Biffa Plc. Mr Osborn is a leading figure in the environmental world. He was chair of the UK Round Table on Sustainable Development from 1999 to 2000 and remains a member. He has been Chair of UNED Forum since 1996 and of the International Institute for Environment and Development since 1998. He is chair of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. He was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

12 **Martin Bettington** BSc MechEng MBA (48)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

* Non-executive Director

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
A H Simon (Chairman)
T D G Arculus
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
A H Simon
Secretary – P P Davies

Environmental Advisory Committee
F A Osborn (Chairman)
T D G Arculus
M J Bettington
W R Cook
B Duckworth
J W Oatridge
R M Walker
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
R A S Costin
B Duckworth
Secretary – P P Davies

Remuneration Committee
M C Flower (Chairman)
T D G Arculus
Dr J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
A H Simon
Mrs C Tritton
Secretary – P P Davies

Treasury Committee
E E Anstee (Chairman)
T D G Arculus
R A S Costin
M C Flower
T E Jack
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
A H Simon, OBE, BSc, MBA

Group General Counsel and Company Secretary
P P Davies, LL.B. Solicitor

Summary financial statement

Independent auditors' statement to the members of Severn Trent Plc

We have examined the summary financial statement of Severn Trent Plc.

Respective responsibilities of directors and auditors
The Directors are responsible for preparing the Annual Review 2001 in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review 2001 with the annual accounts and Directors' report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review 2001 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts and Directors' report of Severn Trent Plc for the year ended 31 March 2001 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.


PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors, Birmingham
6 June 2001

Summary Directors' report

Principal activities
The principal activities of the group continued to be the supply of water and sewerage services, waste management and the development of utility services. A review of the group's business activities, their performance and future developments can be found on pages 6 to 15.

Final dividend
Subject to approval at the Annual General Meeting the recommended final dividend of 28.00p (28.00p) net for each ordinary share will be paid on 1 October 2001 to shareholders on the register at the close of business on 29 June 2001.

Directors
Details of the current members of the Board are shown on pages 16 and 17.

Dr J D G McAdam joined the Board as a non-executive Director on 18 September 2000 and in accordance with the Articles of Association of the company he will retire at this year's Annual General Meeting and offer himself for re-appointment.

Mr J K Banyard, Mr B Duckworth and Mr F A Osborn retire from the Board by rotation in accordance with the Articles of Association of the company and, being eligible, offer themselves for re-appointment.

Corporate governance
The Board is committed to business integrity and professionalism in all its activities. As part of this commitment the Board supports the highest standards of corporate governance and the development of best practice. The Annual Report and Accounts 2001 contains the full Corporate Governance statement.

Health and safety
The company continues to pro-actively address the management of health and safety issues across the group.

Employees
The company's Code of Business Principles and Conduct was formally endorsed by the Board in December 2000. A summary of these main principles appears on the group website. (www.severn-trent.com).

The company continues to recognise the external and internal benefits of formal quality accreditation schemes for areas such as people management processes. In the UK this is formalised under the Investors in People scheme which is in place, or being pursued in many parts of the group, including the corporate headquarters.

It has been recognised that the benefit preferences of our employees vary as their lifestyles change. To accommodate this a flexible benefits package has been introduced into a number of pilot areas. It is envisaged that this will be significantly extended over the next 2-3 years.

Significant efforts are made to ensure that the company not only meets the minimum requirements of local employment legislation in each of the countries in which we have employees but it also seeks to operate at best practice levels.

The company continually reviews its equal opportunity policies and management practices to ensure it complies with, not only the company's Code of Business Principles and Conduct, but also with the legislative requirements for each of the countries (or States) in which it operates.

Long Term Incentive Plan
A resolution will be proposed at this year's Annual General Meeting to increase the maximum annual allocation of shares that can be made to an individual under the LTIP. Further details of this proposal are contained in the Shareholders' Guidance Notes.

Articles of Association
A special resolution will be proposed at this year's Annual General Meeting to amend the Articles of Association of the company. The proposed amendments are to increase the maximum aggregate fees which may be paid to non-executive Directors and to make provision for the use of electronic communications between the company and its shareholders. Further details of the proposed changes may be found in the Shareholders' Guidance Notes.

Auditors report
The auditors' report on the full annual accounts of the group for the year ended 31 March 2001 was unqualified and did not contain a statement under either section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

By order of the Board
P P Davies LL.B Solicitor
Group General Counsel
and Company Secretary
6 June 2001

Important note: The summary financial statement does not contain sufficient information to allow a full understanding of the results of the group and of the state of affairs of the company or of the group. For further details, the Annual Report and Accounts for 2001, which includes the Directors' report and the Auditors' report on the financial statements, should be consulted. Shareholders have the right to demand, free of charge, a copy of the group's full Annual Report and Accounts.

Summary group profit and loss account
Year ended 31 March 2001

	Continuing operations £m	Acquisitions £m	Total 2001 £m	Total continuing 2000 £m
Turnover	1,563.8	117.8	**1,681.6**	1,566.6
Operating costs before goodwill amortisation and exceptional costs	(1,188.7)	(101.5)	**(1,290.2)**	(1,109.4)
Goodwill amortisation	(8.8)	(8.6)	**(17.4)**	(6.4)
Exceptional restructuring costs	–	(15.5)	**(15.5)**	(56.1)
Exceptional Year 2000 costs	–	–	**–**	(8.6)
Total operating costs	(1,197.5)	(125.6)	**(1,323.1)**	(1,180.5)
Group operating profit/(loss)	366.3	(7.8)	**358.5**	386.1
Share of operating profit of joint ventures and associates	8.8	–	**8.8**	8.6
Profit before interest, goodwill and exceptional costs	383.9	16.3	**400.2**	465.8
Goodwill amortisation	(8.8)	(8.6)	**(17.4)**	(6.4)
Profit before interest and exceptional costs	375.1	7.7	**382.8**	459.4
Exceptional costs	–	(15.5)	**(15.5)**	(64.7)
Profit/(loss) before interest	375.1	(7.8)	**367.3**	394.7
Net interest payable			**(161.1)**	(120.7)
Profit after interest before exceptional costs			**221.7**	338.7
Exceptional costs			**(15.5)**	(64.7)
Profit on ordinary activities before taxation			**206.2**	274.0
Taxation on profit on ordinary activities			**(12.4)**	(22.1)
Profit on ordinary activities after taxation			**193.8**	251.9
Equity minority interests			**(0.4)**	–
Profit for the financial year			**193.4**	251.9
Dividends (including non-equity dividends)			**(154.5)**	(154.0)
Retained profit for the financial year			**38.9**	97.9
Earnings per share (pence)				
Basic			**56.5**	73.8
Basic before exceptional costs			**61.0**	92.8

Summary group balance sheet
At 31 March 2001

	2001 £m	2000 £m
Fixed assets	**5,304.5**	4,794.6
Current assets	**613.3**	475.3
Creditors: amounts falling due within one year	**(1,444.0)**	(1,089.2)
Net current liabilities	**(835.2)**	(613.9)
Total assets less current liabilities	**4,473.8**	4,180.7
Creditors: amounts falling due after more than one year	**(1,770.0)**	(1,537.7)
Provisions for liabilities and charges	**(93.7)**	(96.0)
Net assets	**2,610.1**	2,547.0
Capital and reserves	**2,608.9**	2,546.7
Minority shareholders' interest (equity)	**1.2**	0.3
	2,610.1	2,547.0

Signed on behalf of the Board who approved the accounts on 6 June 2001.

David Arculus Chairman

Alan Costin Group Finance Director

Summary group cash flow statement

Year ended 31 March 2001

	2001		2000	
	£m	£m	£m	£m
Net cash inflow from operating activities		**617.8**		671.5
Dividends received from associates and joint ventures		**1.0**		1.5
Returns on investments and servicing of finance		**(126.8)**		(94.5
Taxation		**(6.4)**		(49.3
Capital expenditure and financial investment		**(365.7)**		(575.5
Acquisitions		**(427.9)**		(145.1
Equity dividends paid		**(153.7)**		(247.1
Net cash outflow before use of liquid resources and financing		**(461.7)**		(438.5
Management of liquid resources		**(44.9)**		(13.8
Financing				
Increase in debt	**515.7**		428.0	
Redemption of shares	**(9.1)**		–	
Issue of shares	**6.7**		3.6	
		513.3		431.6
Increase/(decrease) in cash		**6.7**		(20.7

Directors' pay and benefits

Year ended 31 March 2001

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees £000	Benefits in kind £000	Annual bonus £000	Other[1] £000	Total 2001 £000	Total 2000 £000
Chairman and other non-executive Directors						
T D G Arculus	100.0	10.0	–	5.2	115.2	112.5
E E Anstee	27.5	–	–	1.8	29.3	18.2
M C Flower	29.5	–	–	–	29.5	27.5
J D G McAdam (from 18.09.00)	13.5	–	–	–	13.5	-
F A Osborn	31.5	–	–	4.8	36.3	32.9
A H Simon	29.8	–	–	0.5	30.3	30.6
C Tritton	27.5	–	–	0.5	28.0	28.2
R M Walker (to 11.07.99)	–	–	–	–	–	7.7
Executive Directors						
J K Banyard	151.6	16.0	59.9	0.4	227.9	185.7
M J Bettington	191.8	14.3	67.4	–	273.5	173.8
V Cocker (to 30.10.00)	174.5	6.5	–	0.2	181.2	341.1
R A S Costin	186.7	21.0	56.0	0.2	263.9	231.0
B Duckworth	202.2	16.2	81.9	0.2	300.5	241.6
R M Walker[2]	297.7	19.1	97.5	0.1	414.4	287.9
Total emoluments	1,463.8	103.1	362.7	13.9	1,943.5	1,718.7

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors.

2 Aggregate emoluments to Mr Walker, as highest paid Director, amounted to £414,400 (2000: aggregate emoluments to Mr V Cocker, as highest paid director, amounted to £341,100).

3 Not included above for Mr Walker is £25,000, (2000: £17,708) paid to the company by Thomson Trave Group Plc in respect of time spent by Mr Walker in his role as a non-executive Director of that compan which Mr Walker has decided not to receive. Mr Walker ceased to be a non-executive Director of Thomson Travel Group Plc in July 2000, although fees for the full year were paid.

4 Five Directors are in defined benefit schemes. One is in a money purchase scheme to which the company contributes £26,280 per annum.

5 Gains accruing in the year to Directors in office at 31 March 2001 on the vesting of shares under the Severn Trent Plc Long Term Incentive Plan, amounted to £124,400 (2000: £nil). In addition, Mr V Cock who resigned on 30 October 2000, received a gain on vesting of £46,735. Total gains accruing to Directors on exercising share options in the year amounted to £13,085 (2000: £21,076).

We encourage our shareholders to use our website www.severn-trent.com to obtain more information about the Severn Trent group.

Our website is structured around four major areas – Our Business and Our People, Financial Performance, Environmental Leadership and Community Affairs.

Shareholders are likely to find the Financial Performance section of particular interest; containing a range of shareholder information such as detailed coverage of our share price, dividend payments, key dates, our registrars as well as corporate, financial and environmental news releases and City presentations.

Our Annual Review and Annual Report and Accounts are available on the website, accessed directly via www.severn-trent.com/reports2001

www.severn-trent.com

Shareholder information

Annual General Meeting
The Annual General Meeting will be held at 2.30pm on Tuesday 24 July 2001 at the International Convention Centre, Broad Street, Birmingham, B1 2EA. The Notice of the Meeting, a proxy card and Shareholders' Guidance Notes are enclosed with this Review.

Registrars
Lloyds TSB Registrars are the Company's share registrars and they will deal with any queries you may have regarding:

- Shareholdings
- Dividends
- Lost share certificates
- Change of name or address
- Death of a shareholder
- Request for the full Annual Report and Accounts

If you wish to have your dividends paid directly into your bank or building society account you should contact the registrars and they will send you a dividend mandate form. Alternatively, you will find a form of mandate attached to your last dividend mailing which you may complete and return to the registrars. Please note you will still receive tax vouchers at your usual address.

Their contact details are:
Lloyds TSB Registrars,
The Causeway,
Worthing,
West Sussex,
BN99 6DA.

You can also ring them on the Severn Trent dedicated telephone line: 0870 600 3967.

Alternatively, if you have access to the Internet, you can look directly at details of your shareholder account by visiting www.shareview.co.uk . For security reasons, you will be required to enter your name, shareholder reference number and postcode before access will be granted. This website also contains general information about holding shares.

Low cost postal dealing service
Lloyds TSB Registrars also offer a low cost postal dealing service for anyone who wishes to buy or sell Severn Trent Plc shares.

The charge for this service is 0.5% of the transaction value (minimum charge – £7.50) and deals are completed once a week on Fridays. Stamp Duty of 0.5% is payable, in addition to the above charge, on the value of purchases.

See above for contact details.

Current share price
You can hear the latest share price for your ordinary 65$^{5}/_{19}$p shares by telephoning 0906 8435432 (charged at 60p per minute).

Key dates in 2001

Dividends – Ordinary Shares:
27 June 2001
Ex-dividend date for final dividend

29 June 2001
Record date for final dividend

1 October 2001
Payment of final dividend

Shareholder communications:
24 July 2001
Annual General Meeting at ICC in Birmingham

November 2001
Announcement of half year results

December 2001
Publication of Interim Statement

Unsolicited mail
We are obliged, whenever requested, to provide copies of our shareholder register to any third parties so it is quite likely that you may receive unsolicited mail from time to time.

You can limit the amount of unsolicited mail you receive by contacting:

The Mailing Preference Service,
Freepost 22, London W1E 7EZ.

For copies of the following publications call +44 (0)121 722 4000

Financial

Severn Trent Plc	Annual Report and Accounts 2001
Severn Trent Water	Annual Report and Accounts 2001 (including Regulatory Accounts)

Environmental

Severn Trent Plc	Stewardship 2001 (Group Sustainability Report)
Severn Trent Water	Supporting Sustainability
Severn Trent Water	Biodiversity Action Plan
Biffa	Environment Report – 'One Day'
Biffa	Book 4 – 'A Question of Balance'

Social

Severn Trent Plc	Community Report 'Taking Care'
Severn Trent Water	Conservation Access Recreation and Education Report

We are mindful of the environmental impact of the production of our report and accounts documents and seek to minimise the resources used wherever possible.

The paper used, Zanders Megamatt, is produced using chlorine free processes from 50% recycled pre and post consumer waste. It is certified to the Nordic Swan Standard, which requires products to meet a strict range of standards.

In addition the printing process is taken into account – this report is printed by WACE who operate an Environmental Management System certified to ISO 14001.

But as a shareholder you too can do your bit. Producing our report and accounts in 1999 used 67 tonnes of paper. That's a lot of paper and a high cost in postage. Last year, as a direct result of producing a separate Annual Report and Accounts and an Annual Review with Summary Financial Statement, we reduced our paper consumption by more than 40% to 39 tonnes.

But we can go even further.

If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can help us reduce our use of paper, and costs, as well as making your contribution to protecting the environment.

Please call Lloyds TSB Registrars on 0870 600 3953 to request the Annual Review only.

You can still view or obtain a copy of the full Annual Report and Accounts on-line at www.severn-trent.com/reports2001

Severn Trent Plc
2297 Coventry Road, Birmingham,
B26 3PU United Kingdom

Telephone +44 (0)121 722 4000

Designed, typeset & produced by CGI
Printed by WACE

21 June 2002 03 JUL -2 7:21

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

FOR INFORMATION ONLY

AR/S
3-31-02

Dear Shareholder

I am pleased to enclose a copy of the company's Annual Report and Accounts or Annual Review and Summary Financial Statement for the year ended 31 March 2002, together with the Notice of Annual General Meeting and Form of Proxy.

This year, the Annual General Meeting will be held at the Royal Centre in Nottingham on Friday 26 July 2002 at 2.30pm. A location map and directions for this new venue are included.

In addition to the routine AGM business, you will be asked to vote on the company's remuneration report and a copy of the report is appended to the Notice.

We are also seeking your approval to resolutions relating to the Political Parties, Elections and Referendums Act 2000, which came into force last year. Whilst we currently make no donations to political parties, and have no intention of doing so in the future, this technical approval has become necessary as a result of the new legislation, which defines political donations to cover a number of business activities that would not normally be thought of as political donations.

Even if you are not able to come to the AGM in person, your vote is still important and I would ask you to complete, sign and return the accompanying Form of Proxy. Alternatively you can register your proxy appointment and voting instructions electronically. Details of this facility are given on page 5 of the Notice.

If you are coming to the AGM please bring your Form of Proxy with you. This will help identify you as a shareholder and ensure that you are admitted swiftly to the meeting. If you have completed and returned your Form of Proxy you may, of course, still attend the meeting and your status as a shareholder will be confirmed at the entrance.

You may also wish to note that the company offers shareholders the facility to receive communications by email. If you wish to take advantage of this service for future mailings you may register your request on our registrar's website at www.shareview.co.uk.

Yours sincerely,



David Arculus
Chairman

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc
Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the thirteenth Annual General Meeting of Severn Trent Plc (the 'company') will be held at the Royal Centre, Theatre Square, Nottingham NG1 5ND on 26 July 2002 at 2.30pm for the following purposes:

To propose the following resolutions as Ordinary Resolutions

Resolution 1

To receive the Report of the Directors and the audited accounts for the year ended 31 March 2002.

Resolution 2

To declare a final dividend in respect of the year ended 31 March 2002 of 28.56 pence net for each ordinary share of 65 5/19 pence.

Resolution 3

To reappoint Mr M J Bettington, who retires by rotation, as a Director of the company.

Resolution 4

To reappoint Mr M C Flower, who retires by rotation, as a Director of the company.

Resolution 5

To reappoint Ms M L Cassoni, who has been appointed since the last Annual General Meeting, as a Director of the company.

Resolution 6

To reappoint Mr A S Perelman, who has been appointed since the last Annual General Meeting, as a Director of the company.

Resolution 7

THAT Messrs PricewaterhouseCoopers be reappointed auditors of the company, to hold office until the conclusion of the next general meeting at which accounts are laid before the company and that their remuneration be determined by the Directors.

Resolution 8

That the company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) The company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 9

That the company's subsidiary, Severn Trent Water Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 10

That the company's subsidiary Biffa Waste Services Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 11

That the company's subsidiary Biffa Waste Services SA be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Biffa Waste Services SA may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 12

That the company's subsidiary Severn Trent Services Limited be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in general meeting; and

(c) Severn Trent Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 13

THAT the remuneration report set out on pages 28 to 30 of the Annual Report and Accounts for the year ended 31 March 2002, a copy of which is appended to this Notice, be approved.

To propose the following resolutions as Special Resolutions

Resolution 14

THAT the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 25 October 2003 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,202,900.

Resolution 15

THAT the company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares of 65 5/19 pence each, but:

the company may not purchase more than 34,331,470 ordinary shares;

the company may not pay less than 65 5/19 pence for each ordinary share;

the company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company buys the shares;

This authority will last from today until the company's next Annual General Meeting, but it will end on 25 October 2003 if the next Annual General Meeting has not been held by then; and

the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

Registered Office:
2297 Coventry Road
Birmingham B26 3PU

Registered in England and Wales No. 2366619

By Order of the Board
P P Davies LL.B Solicitor
Group General Counsel and Company Secretary

11 June 2002

Explanatory notes

Annual Report and Accounts (Resolution 1)
The Directors must lay before the Annual General Meeting the accounts of the company for the financial year ended 31 March 2002, the Report of the Directors and the report of the auditors of the company on those accounts.

Declaration of a dividend (Resolution 2)
A final dividend of 28.56 pence net per ordinary share is recommended by the Directors for payment to ordinary shareholders who are on the register of members at the close of business on 28 June 2002. It is proposed that shareholders declare this dividend by passing this resolution. A final dividend can only be declared by the shareholders at a general meeting but it must not exceed the amount recommended by the Directors. If so declared the date of payment of the final dividend will be 1 October 2002.

Election of Directors (Resolutions 3, 4, 5 and 6)
The company's Articles of Association require all Directors to submit themselves for reappointment at least every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retires each year and, if they are eligible and so desire, stand for reappointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

Messrs Bettington and Flower retire on the basis of length of service since their last election while Ms Cassoni and Mr Perelman retire having been appointed since the last Annual General Meeting. All four Directors, being eligible, offer themselves for reappointment.

Details of the Directors seeking reappointment may be found on pages 20 and 21 of the company's Annual Report and Accounts or pages 16 and 17 of the Annual Review for 2002.

Reappointment and remuneration of auditors (Resolution 7)
The company is required to appoint auditors at each general meeting at which accounts are laid before the company, to hold office until the next such meeting. Resolution 7 proposes the reappointment of PricewaterhouseCoopers as auditors of the company and authorises the Directors to determine the level of their remuneration.

Political Parties, Elections and Referendums Act 2000 (the 'Act') (Resolutions 8, 9, 10, 11 and 12)
It is the company's policy not to make any donations to political parties and the Board does not intend to change that policy. The Act came into force in February 2001 and includes very broad definitions of political donations and expenditure which may have the effect of covering a number of normal business activities that would not be thought to be political donations in the generally accepted sense. This could, for example, include support for bodies engaged in law reform or government policy review, involvement in seminars or functions that may be attended by politicians and job exchanges between industry and government.

The Department of Trade and Industry is expected to issue guidelines in due course to clarify the definitions contained in the Act. In the meantime, in order to avoid any possibility of inadvertently contravening the Act, the Board consider that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval to incur a level of expenditure to cover all these activities. Resolutions 8, 9, 10, 11 and 12 seek authority to incur total expenditure of £175,000 by the company and its principal operating subsidiary companies in the forthcoming year. The Board will not use this authority to make any political donations as that expression would have been understood before the Act became law.

Approval of remuneration report (Resolution 13)
Under the Financial Services Authority Combined Code, the Board are required to address, on an annual basis, whether or not there is an issue in respect of Directors' remuneration that needs to be brought to the attention of the shareholders at the Annual General Meeting. Whilst there are no such issues the Board have carefully considered the matter and, in the light of good corporate governance, best practice and transparency, they have decided that shareholders should be asked to approve the remuneration report as set out on pages 28 to 30 of the Annual Report and Accounts for 2002, a copy of which is appended to this Notice.

Disapplication of statutory pre-emption right (Resolution 14)
This special resolution, if passed, will renew the Directors' power to issue equity securities for cash without having to offer these securities to existing shareholders first, as is required by section 89 of the Companies Act 1985. Equity securities are ordinary shares in the company but they do not include shares which are allotted under employee share schemes. By exempting the company from the rule in section 89, the Directors will have greater flexibility to raise finance.

A rights issue would involve the company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares, which a shareholder can buy, depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue and this resolution allows the Directors to make alternative arrangements for those shareholders.

Authority for the company to purchase its own shares (Resolution 15)
This special resolution is proposed to renew the authority granted at the company's last Annual General Meeting. If passed, it will allow the company to buy back up to 34,331,470 of its ordinary shares on the London Stock Exchange. At present, there are just over 343 million ordinary shares held by the company's shareholders so this authority covers about 10% of the issued share capital. The resolution sets out the lowest and highest prices that the company can pay for the shares.

The Directors are committed to managing the company's capital effectively and purchasing the company's own ordinary shares is one of the options that the Directors keep under constant review. The Directors will only purchase the company's own ordinary shares if they believe it is in the shareholders' best interest and will increase earnings per share. In general terms, earnings per share is the amount of the company's profit after tax divided by the number of ordinary shares held by the company's ordinary shareholders.

Electronic proxy voting
Shareholders may register the appointment of a proxy for this Annual General Meeting electronically by contacting the www.sharevote.co.uk website, where full details of the procedure are given. That website is operated by the company's registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

General notes

A member entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and, on a poll, vote instead of him/her. A proxy need not be a member of the company. A Form of Proxy is enclosed with this Notice.

Forms of Proxy should be deposited at the office of the registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6AA not less than 48 hours before the time for holding the meeting.

An employee whose shares are held by the Trustee under the Severn Trent Share Schemes is not entitled to attend the meeting in respect of those shares but will be able to attend general meetings by virtue of those shares when the shares are registered in his/her own name. The employee can, however, in the meantime instruct the Trustee how to vote on his/her behalf on any resolution set out in the Notice should the resolution be put to a formal vote at the meeting on a poll. A voting direction form will be sent to those employees concerned. Voting direction forms should be returned to the address on the reverse of the form so as to be received not later than 2.30pm on 19 July 2002. The foregoing does not apply to any shares held by an employee which are registered in his/her name.

To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 24 July 2002. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

A summary of the business carried out and of the voting results at the meeting will be available on request from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU after the meeting has been held. This information will also be published on the company's website (www.severntrent.com).

How to fill in the Form of Proxy

You can appoint the Chairman of the meeting or any other person as your proxy. If you wish to appoint someone other than the Chairman as your proxy, you should cross out the words 'the Chairman of the Meeting or' and write in the name and address of your proxy. A proxy need not be a member of the company.

The resolutions on the Form of Proxy are as numbered in this Notice. You can instruct your proxy how to vote on each resolution set out on the Form of Proxy on which a poll is taken by ticking the appropriate box against each resolution to show whether your proxy is to vote for or against it. You do not have to vote all your shares the same way.

Your proxy may vote or abstain as he or she chooses on any resolution on which you do not give instructions how to vote, and, unless instructed otherwise, on any additional business (including amendments to resolutions) which may properly come before the meeting.

The Form of Proxy, and any power of attorney or other authority under which it is executed (or a copy of any such power or authority certified notarially) should be returned to the address on the back of the form not less than 48 hours before the time of the holding of the meeting.

If the appointor is a corporation, the Form of Proxy should be executed under its common seal or signed on its behalf by an officer, attorney or other person duly authorised by the corporation. The appropriate power of attorney or other authority should be returned with the form.

In the case of joint holders only one need sign the Form of Proxy.

If you are planning to attend the meeting please bring the Form of Proxy with you to the meeting. Your personalised Form of Proxy will help identify you as a shareholder and may therefore be used as an Admission Form. This will help to speed up the admission process. If you have completed and returned your Form of Proxy you can, of course, still attend and vote at the meeting. Your status as a shareholder will be confirmed at the entrance.

Guidance on completing the Form of Direction

The shares which were allocated to you in August 1999 and/or July 2000 and/or July 2001 under the Severn Trent Share Schemes (the 'Schemes') are held on your behalf by the Trustee, Severn Trent Water Share Scheme Trustees Limited.

As a member of the Schemes you are entitled to direct the Trustee how to vote on a poll on your behalf at the meeting, and at any adjournment thereof, by completing the Form of Direction.

The resolutions on the Form of Direction are as numbered in this Notice.

If you wish to direct the Trustee how to vote on a poll on your behalf you may do so by placing a tick in the appropriate box 'For' or 'Against' in respect of each resolution. If all the members of the Schemes direct the Trustee to vote either 'For' or 'Against' a resolution, the Trustee may vote on that resolution on a show of hands. Otherwise the Trustee may only vote on a poll. The Trustee is not obliged to call for a poll.

Sign the completed Form of Direction and return it to the address on the reverse of the form so that it is received no later than 2.30pm on 19 July 2002.

If the Form of Direction is returned, in the absence of instructions, the Trustee may vote or abstain from voting as it thinks fit on the specified resolutions and, unless instructed to the contrary, on any other business (including amendments to resolutions) which may properly come before the meeting. If the Form of Direction is not returned, the Trustee will not vote on your behalf.

The Form of Direction relates only to the shares held on your behalf by the Trustee. If, in addition, you hold shares which: a) you have purchased or b) were released to you from Trust, you will receive a Form of Proxy relating to those shares. You are entitled to complete and return both the Form of Proxy and the Form of Direction.

Remuneration Report

The Remuneration Committee ('the Committee') of the Board comprises the following non-executive Directors:

M C Flower (Chairman), T D G Arculus and Dr J D G McAdam.

The Committee's role is to determine the remuneration policy and levels of pay and employment benefits for the executive Directors of Severn Trent Plc. The Committee does not deal with the fees payable to non-executive Directors, including the Chairman, for which the Board has the sole determination.

The Committee considers that the company has complied with the principles set out in the Financial Services Authority Combined Code ('the Code') concerning the Remuneration Committee's composition and operation.

In carrying out its responsibilities, the Committee receives professional advice from Andersen. This arrangement has been reviewed and confirmed during the current year.

1 Remuneration policy

The policy of the Committee is to determine, and regularly review and update, as appropriate, a framework within which total remuneration packages for executive Directors can be considered. The aims of the policy are to remunerate executive Directors at levels appropriate to the scope and complexity of their roles and having regard to performance as well as recognising the need to be competitive with businesses of similar size, complexity and geographical spread. The company seeks to attract, retain and motivate the highest quality of management for the ongoing efficient running and development of the company, taking into account the interests of shareholders, customers, employees and the local community. In framing its remuneration policy the company has given full consideration to Schedule A of the Code.

2 *Service contracts*

The service contracts of most of the existing executive Directors have been amended and are now terminable by the company giving not less than 12 months' written notice (other than in the case of new appointments from outside the group where the contract has given an initial entitlement to a 24 month notice period reducing to 12 months at the end of the first year of service) and by the Directors giving not less than six months' notice of termination. This approach has been applied in the appointment of Mr A S Perelman. This is in line with the recommendations of the Code and is considered compatible with the need to attract and retain the highest calibre of executive Director.

In the cases of Directors who previously had written notice periods in excess of 12 months, contractual terms have been put in place which define levels of compensation payments that might be payable in the event of early termination.

In the case of Mr R A S Costin, whilst the Committee decided that he should retain his two-year contract he resigned as a Director of the company in December 2001. Compensation for the balance of his contract only was paid. All current executive Directors are now on 12 month contracts, except for the initial transitional arrangements following the appointment of Mr A S Perelman.

The contracts for the executive Directors do not contain provision for any payments or for termination in the situation of a change in control.

Mr M J Bettington and Mr A S Perelman are the subject of reappointment as executive Directors at the Annual General Meeting and the Committee believes that their extensive knowledge and experience fully justify the continuation of the contractual arrangements which are outlined above.

3 Executive Directors

i Basic salary and benefits

The Committee has received independent advice on the appropriate level of salaries for executive Directors which takes into account the need to attract, retain and motivate executive Directors as well as maintaining the competitive position of the company within the market. The table of Directors' emoluments, in paragraph 5 of this report, shows the basic fees and salaries of executive Directors for the financial year ended 31 March 2002.

The Committee has balanced the need to continue to pay salaries designed to attract, retain and motivate executive Directors with a requirement to be responsible and prudent in the interest of shareholders as well as having regard to the general level of inflation. The Committee recognises that it has a responsibility to shareholders to ensure salary and benefit levels remain competitive for the sectors in which the company operates. To fulfil this obligation advice is sought from Andersen in the light of developments such as the completion of the integration of UK Waste and the general expansion of the company's activities. Notwithstanding this the Committee will ensure that remuneration levels continue to reflect a prudent and responsible approach to executives' pay.

The principal benefits for executive Directors include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. In January 2002 the executive Directors were allowed to 'flex' these benefits under the company's Lifestyle scheme. As they are flexing within the same value of overall package their individual choices are not reflected in the table of Directors' emoluments in paragraph 5 of this report.

ii Performance related annual bonus
Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established to align Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. Benchmarks to monitor overall performance are established at the beginning of each year under review. Financial performance accounts for 60% of the bonus potential and the balance is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. The maximum amount payable under the bonus scheme in 2001/2002 was 50% of basic salary (2000/2001: 40%) the additional 10% only being awarded for superior financial performance. The actual bonuses awarded for the year ended 31 March 2002 are shown in the table of Directors' emoluments in paragraph 5 of this report.

iii Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

Performance for the 1999 and 2000 LTIPs is measured only by reference to Total Shareholder Return ('TSR') over a three-year period compared to the TSR of similar privatised utility companies. The performance for the 2001 LTIP is measured by reference to a combination of TSR and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual Director in any year is such number of shares as have a market value equal to 100% of basic salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with the other companies and, in the case of the 2001 LTIP, that the EP targets have also been met. An allocation of shares equivalent to 50% of salary was awarded to executive Directors and other senior executives for the performance periods effective from 1 April 1999 and 1 April 2000. For the performance period effective from 1 April 2001 Mr Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries. The performance criteria are specific to each of the Awards and changes in the number of comparator companies have been necessary as a result of consolidation and merger activity in the privatised utility sectors and because of differing regulatory regimes. The 1999 and 2000 Awards are based on a comparator table of 11 companies, the 2001 Award, which has additional EP targets, includes six comparators. No shares are released for comparator TSR performance below the median. Neither the Chairman nor the other non-executive Directors participate in the LTIP.

iv Pensions
The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme ('the Scheme'). The total number of current executive Directors who participate in the Scheme is five.

This Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- a normal retirement age of 60 years;
- an overall pension at normal retirement age of two-thirds of final pensionable salary subject to the completion of 20 years' pensionable service;
- life cover of 4 x pensionable earnings;
- pension payable in the event of retirement on grounds of ill health;
- a spouse's pension on death.

As previously reported the bonus element of pensionable earnings is in the process of being phased out.

The company has a future obligation in respect of Mr R A S Costin, Mr R M Walker, and Mr A S Perelman who joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2001/2002: £95,400), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £213,900 for Mr Costin, £245,532 for Mr Walker, and £80,110 for Mr Perelman.

The Committee decided that in cases of executive Directors where the employees' pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of pension cap) the executive Director would only be required to contribute up to the Inland Revenue Limit although their pension would still be based on their actual earnings.

A table detailing the Directors' pension provisions as required by the Code is shown in paragraph 5 of this report.

4 Chairman and other non-executive Directors
Mr T D G Arculus became Chairman of the company on 29 July 1998 and is paid fees of £100,000 (£120,000 with effect from 1 August 2001, £117,600 with effect from 1 January 2002) per annum. In addition, the company contributes £26,280 (£28,680 with effect from 1 January 2002) per annum to Mr Arculus's private pension arrangements as well as providing a driver's allowance, private health scheme insurance and car provision. In addition Mr Arculus receives with effect from 1 August 2001 a further fee of £10,000 per annum paid in the form of shares in the company.

Mr Arculus does not participate in any of the company's pension arrangements, share or bonus schemes or have the benefit of the provision of fuel for the car.

The other non-executive Directors are paid fees which are reviewed from time to time by the Board. They were last increased in 1995. With effect from 1 August 2001 they are set at £27,500 per annum with £25,000 being paid in cash and £2,500 being paid in the form of shares in the company. In addition non-executive Directors who chair Committees of the Board, or act as a trustee to the company's pension schemes receive an additional fee of £2,500 (£5,000 with effect from 1 August 2001) per annum and the senior independent non-executive Director receives £2,250 per annum. Non-executive Directors who are appointed as non-executive Directors of subsidiary companies receive an additional fee of £10,000 per annum for each such appointment. Non-executive Directors do not participate in any incentive plan nor is any pension provision made for them except as mentioned above in relation to the Chairman. The non-executive Directors do not have service contracts or consultancy agreements with any group company.

Remuneration Report continued

5 Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees[3] £000	Benefits in kind £000	Annual bonus £000	Other[1] £000	Total 2001/2002 £000	Total 2000/2001 £000
Chairman and other non-executive Directors						
T D G Arculus	119.5	15.7	–	5.7	140.9	115.2
E E Anstee	30.9	–	–	0.6	31.5	29.3
M L Cassoni (from 1.9.01)	16.0	–	–	–	16.0	–
M C Flower	40.9	–	–	–	40.9	29.5
J D G McAdam	26.7	–	–	–	26.7	13.5
F A Osborn	50.9	–	–	–	50.9	36.3
A H Simon	33.1	–	–	0.7	33.8	30.3
C Tritton	31.1	–	–	–	31.1	28.0
Executive Directors						
J K Banyard	162.2	16.1	61.6	0.4	240.3	227.9
M J Bettington	211.2	15.2	55.6	–	282.0	273.5
V Cocker (retired 30.10.00)	–	–	–	–	–	181.2
R A S Costin (retired 21.12.01)	139.5	16.0	59.0	0.1	214.6	263.9
B Duckworth	216.3	15.7	82.2	0.1	314.3	300.5
A S Perelman (from 1.10.01)	165.0	12.5	82.5	76.8	336.8	–
R M Walker[2]	356.0	23.9	112.7	0.1	492.7	414.4
Total emoluments	1,599.3	115.1	453.6	84.5	2,252.5	1,943.5

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors. Included within this category for Mr Perelman, is £76,763 of relocation allowances.

2 Aggregate emoluments to Mr Walker, as highest paid Director, amounted to £492,700 (2001: £414,400).

3 Included within fees for the non-executive Directors, are amounts elected to be received by way of shares rather than emoluments, to encourage participation in line with best practice. 133 shares with a gross value of £1,666.67 were received by all of the non-executive Directors for the period from 1 August 2001, with the exception of Mr Arculus who received 551 shares with a gross value of £6,779.60 and Ms Cassoni who received 116 shares with a gross value of £1,458.33.

4 Mr Costin's salary and benefits in kind are the amounts earned up to the date he retired as a member of the Board (21 December 2001). In the financial year he received a further £52,700 in salary and £6,100 of benefits in kind in relation to the period following his retirement from the Board to 31 March 2002. Mr Costin retired from the company on 12 May 2002.

	Increase in accrued pension (excluding inflation) in the year to 31 March 2002[1] £000	Accumulated total accrued pension 31 March 2002 £000	Transfer value of the increase in accrued benefits[2] £000
Directors' pension provisions[3]			
J K Banyard	7.2	111.6	105.7
M J Bettington	10.3	88.0	100.9
R A S Costin	5.9	63.3	91.5
B Duckworth	7.6	116.8	85.5
A S Perelman	5.5	5.5	64.6
R M Walker	15.0	32.3	225.2

1 The amount of increase in accrued pension during the year excludes the effects of inflation, measured by reference to an estimate of the increase in the retail prices index between March 2001 and March 2002.

2 The transfer value of the increase in accrued benefits is calculated in accordance with Actuarial Guidance Note GN11, less a deduction in respect of each member's own pension contributions during the period. It does not represent a sum payable to individual Directors and cannot therefore meaningfully be added to annual remuneration.

3 In addition, the company contributes £26,280 per annum (£28,680 with effect from 1 January 2002) to Mr Arculus's private pension arrangements.